AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON February 27, 2008

File No. 333-140017

File No. 811-021449

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X	]
Post-Effective Amendment No. 1	[X	]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X	]
Amendment No. 10	[X	]

(Check appropriate box or boxes)

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

(Exact Name of Registrant as Specified in Charter)

333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

(Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(800) 257-8787

(Registrant’s Telephone Number, including Area Code)

Kevin J. McCarthy Vice President and Secretary 333 West Wacker Drive Chicago, Illinois 60606 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies to:

Monica L. Parry

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X ]

It is proposed that this filing will become effective (check appropriate box)

[X] When declared effective pursuant to section 8(c)

PROSPECTUS

2.4 Million Common Shares

Nuveen Municipal High Income Opportunity Fund

Nuveen Municipal High Income Opportunity Fund (the “Fund”) is a diversified, closed-end management investment company. The Fund’s primary investment objective is to provide high current income exempt from regular federal income tax. The Fund’s secondary investment objective is to seek attractive total return consistent with its primary objective. The Fund invests at least 80% of its Managed Assets (as defined on page 1 of the Prospectus) in investments the income from which is exempt from regular federal income tax. The Fund seeks to achieve its investment objectives by investing in municipal securities that Nuveen Asset Management (“NAM”), the Fund’s investment adviser, believes are underrated and undervalued. The Fund cannot assure you that it will achieve its investment objectives.

Investing in the Fund’s Common Shares involves certain risks that are described in the “Risk Factors” and “How the Fund Manages Risks” sections of this Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest and retain it for future reference. A Statement of Additional Information (“SAI”), dated February 29, 2008, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, the table of contents of which is on the last page of this Prospectus, annual and semi-annual reports to shareholders and other information about the Fund, and make shareholder inquiries by calling (800) 257-8787, by writing to the Fund or from the Fund’s website (http://www.nuveen.com). The information contained in, or that can be accessed through, the Fund’s website is not part of this Prospectus. You also may obtain a copy of the SAI (and other information regarding the Fund) from the Securities and Exchange Commission’s (“SEC”) web site (http://www.sec.gov).

The Fund’s common shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

Portfolio Contents.    The Fund invests at least 80% of its Managed Assets in investments the income from which is exempt from regular federal income tax. Under normal circumstances, the Fund expects to be fully invested (at least 95% of its Managed Assets) in such tax-exempt municipal securities. The Fund invests in municipal securities that NAM believes are underrated and undervalued. Up to 30% of the Fund’s Managed Assets may be invested in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals. The Fund will invest at least 50% of its Managed Assets in municipal securities that at the time of investment are investment grade quality. A security is considered investment grade quality if it is rated within the four highest grades by all nationally recognized statistical rating organizations that rate such security, or if it is unrated but judged to be of comparable quality by the Fund’s investment adviser. The Fund may invest up to 50% of its Managed Assets in municipal securities that at the time of investment are rated below investment grade quality or that are unrated but judged to be of comparable quality by the Fund’s investment adviser. No more than 5% of the Fund’s Managed Assets may be invested in municipal securities rated below B-/B3 or that are unrated but judged to be of comparable quality by the Fund’s investment adviser. Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

Adviser.    Nuveen Asset Management, the Fund’s investment adviser, will be responsible for implementing the Fund’s investment strategy and use of leverage.

The common shares are listed on the American Stock Exchange. The trading or “ticker” symbol of the common shares of the Fund is “NMZ.”

The date of this Prospectus is February 29, 2008.

TABLE OF CO NTENTS

You should rely only on the information contained or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund will update this Prospectus to reflect any material changes to the disclosures herein.

PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained elsewhere in this Prospectus and in the SAI.

The Fund	Nuveen Municipal High Income Opportunity Fund (the “Fund”) is a diversified, closed-end management investment company. See “The Fund.” The Fund’s common shares, $.01 par value (“Common Shares”), are traded on the American Stock Exchange (the “Exchange”) under the symbol “NMZ.” See “Description of Common Shares.” As of December 31, 2007, the Fund had 23,717,950 Common Shares outstanding, 6,200 preferred shares (referred to herein as “MuniPreferred Shares”) and net assets applicable to Common Shares of $350,648,846.

Investment Objectives and Policies	The Fund’s primary investment objective is to provide high current income exempt from regular federal income tax. The Fund’s secondary investment objective is to seek attractive total return consistent with its primary objective. The Fund cannot assure you that it will achieve its investment objectives.

The Fund seeks to achieve its investment objective primarily by investing at least 80% of its assets, including assets attributable to the MuniPreferred Shares (“Managed Assets”) in investments the income from which is exempt from regular federal income tax. Under normal circumstances, the Fund expects to be fully invested (at least 95% of its Managed Assets) in such tax-exempt municipal securities. The Fund seeks to achieve its investment objectives by investing in municipal securities that NAM (defined below) believes are underrated and undervalued. Up to 30% of the Fund’s Managed Assets may be invested in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals. For a discussion of how the federal alternative minimum tax may affect shareholders, see “Tax Matters.”

The Fund will invest at least 50% of its Managed Assets in investment grade quality municipal securities. A security is considered investment grade quality if it is rated within the four highest grades (Baa or BBB or better by Moody’s, S&P or Fitch) by all NRSROs that rate such security, or if it is unrated but judged to be of comparable quality by NAM.

The Fund may invest up to 50% of its Managed Assets in municipal securities that at the time of investment are rated below investment grade. Below investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs but rated below investment grade by at least one NRSRO. No more than 5% of the Fund’s Managed Assets may be invested in municipal securities rated below B3/B- or that are unrated but judged to be of comparable quality by NAM. This means that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities).

As of December 31, 2007, the Fund invested approximately 45% of its total investments in municipal securities rated investment grade or unrated but

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judged to be of comparable quality by NAM and approximately 55% of its total investments in municipal securities rated below investment grade or unrated but judged to be of comparable quality by NAM. The relative percentages of the value of the investments attributable to investment grade municipal securities and to below investment grade municipal securities could change over time as a result of rebalancing the Fund’s assets by NAM, market value fluctuations, issuance of additional shares and other events.

See “The Fund’s Investments” and “Risk Factors.”

Investment Adviser	Nuveen Asset Management (“NAM”) is the Fund’s investment adviser. NAM is located at 333 West Wacker Drive, Chicago, IL 60606. NAM is a wholly-owned subsidiary of Nuveen Investments, Inc. (“Nuveen Investments”). On November 13, 2007, Nuveen Investments was acquired by investors led by Madison Dearborn Partners, LLC. Madison Dearborn Partners, LLC is a private equity investment firm based in Chicago, Illinois. For more information, see “Investment Adviser.”

The Fund pays NAM an annual management fee, payable monthly, in a maximum amount equal to 0.75% of the Fund’s average daily Managed Assets. This maximum fee is equal to the sum of a “fund-level fee” and a “complex-level fee.” The fund-level fee is a maximum of 0.55% of the Fund’s average total daily Managed Assets, with lower fee levels for fund-level assets that exceed $125 million. The complex-level fee is a maximum of 0.20% of the Fund’s daily Managed Assets based on the daily Managed Assets of all Nuveen-branded closed-end and open-end registered investment companies organized in the U.S., with lower fee levels for complex-level assets that exceed $55 billion. As of December 31, 2007, the complex-level fee rate was 0.1846% of the Fund’s Managed Assets.

NAM has contractually agreed to reimburse the Fund for fees and expenses in the amount of 0.32% of the Fund’s average daily Managed Assets (through November 30, 2008), and for a declining amount for an additional three years (through November 30, 2011).

For more information on fees and expenses, including fees attributable to Common Shares, see “Management of the Fund—Investment Management Agreement.”

Use of Leverage	The Fund uses leverage through the issuance of MuniPreferred Shares. As of December 31, 2007, there were $155 million in MuniPreferred Shares outstanding. The MuniPreferred Shares have seniority over the Common Shares. Following an additional offering of Common Shares from time to time, the Fund may offer additional MuniPreferred Shares to maintain the Fund’s desired leverage ratio. Leverage involves special risks. There is no assurance that the Fund’s leveraging strategy will be successful. The Fund will seek to invest the proceeds of any future MuniPreferred Shares offerings in a manner consistent with the Fund’s investment objectives and policies. See “Use of Leverage.”

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Offering Methods	The Fund may offer shares using one or more of the following methods: (i) at-the-market transactions through one or more broker-dealers that have entered into a selected dealer agreement with Nuveen Investments, LLC (“Nuveen”), one of the Fund’s underwriters; (ii) through an underwriting syndicate; and (iii) through privately negotiated transactions between the Fund and specific investors. See “Plan of Distribution.”

Distribution Through At-the-Market Transactions. The Fund from time to time may offer its Common Shares through Nuveen, to certain broker-dealers that have entered into selected dealer agreements with Nuveen (the “ATM Program”). Common Shares will only be sold on such days as shall be agreed to by the Fund and Nuveen. Common Shares will be sold at market prices, which shall be determined with reference to trades on the Exchange, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value per share plus the per share amount of the commission to be paid to Nuveen. The Fund and Nuveen will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen with respect to sales of the Common Shares at a commission rate of up to 3% of the gross sales price per share of Common Shares sold. Nuveen will compensate broker-dealers participating in the offering at a fixed rate of up to 2.40% of the gross sales price per share of Common Shares sold by that broker-dealer. Nuveen may from time to time change the dealer re-allowance. In addition, out of its own assets, Nuveen intends to compensate broker-dealers for advice relating to the development, structuring and on-going operation of the ATM Program. Nuveen Investments will enter into an agreement with UBS Securities LLC (“UBS”) for the provision of such services and will compensate UBS at the rate of $10,000 per calendar quarter for each Nuveen fund in the ATM Program (the “ATM Program Fee”), up to a maximum amount of $200,000. The ATM Program Fee will be paid quarterly in arrears with respect to quarters during which there is fund activity under the ATM Program. The ATM Program Fee may be deemed by the Financial Industry Regulatory Authority (“FINRA”) to constitute compensation to UBS in connection with the ATM Program. Settlements of Common Share sales will occur on the third business day following the date of sale.

In connection with the sale of the Common Shares on behalf of the Fund, Nuveen may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the “1933 Act”), and the compensation of Nuveen may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a further Prospectus supplement, Nuveen will act as underwriter on a reasonable efforts basis.

The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen each have the right to terminate the Distribution Agreement in its discretion at any time. See “Plan of Distribution—Distribution Through Agents.”

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate

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or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

Distribution Through Underwriting Syndicates. The Fund from time to time may issue additional Common Shares through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Shares, Underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 2% from the closing market price of the Fund’s Common Shares on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross per share offering price. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per Common Share or (ii) 94% of the closing market price of the Fund’s Common Shares on the day prior to the offering date. See “Plan of Distribution—Distribution Through Underwriters.”

Distribution Through Privately Negotiated Transactions. The Fund, through Nuveen, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Shares.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Shares through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the investor seeking to purchase the Common Shares.

Common Shares issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the net asset value per Common Share of the Fund’s Common Shares or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the Fund’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis. See “Plan of Distribution—Distribution Through Privately Negotiated Transactions.”

Special Risk Considerations	Risk is inherent in all investing. Therefore, before investing in the Fund you should consider certain risks carefully. The primary risks of investing in Common Shares are:

Market Discount from Net Asset Value and Expected Reductions in Net Asset Value.    Shares of closed-end investment companies like the Fund frequently trade at prices lower than their net asset value, which creates a risk of loss for investors when they sell shares purchased in the offering.

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This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of investment activities. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value. The Fund cannot predict whether Common Shares will trade at, above or below net asset value. Proceeds from the sale of Common Shares in this offering will be reduced by shareholder transaction costs (if applicable, which vary depending on the offering method used). Depending on the premium of the Common Shares at the time of any offering of Common Shares hereunder, the Fund’s net asset value may be reduced by an amount up to the offering costs borne by the Fund (estimated to be an additional 0.53% of the offering price assuming a Common Share offering price of $15.89 (the Fund’s closing price on the Exchange on January 31, 2008)). The net asset value per Common Share also will be reduced by costs associated with any future issuances of MuniPreferred shares. The Common Shares are designed primarily for long-term investors, and you should not view the Fund as a vehicle for trading purposes.

Credit and Below Investment Grade Risk. Credit risk is the risk that one or more municipal securities in the Fund’s portfolio will decline in price, or the issuer thereof will fail to pay interest or principal when due, because the issuer experiences a decline in its financial status. The Fund may invest up to 50% (measured at the time of investment) of its Managed Assets in municipal securities that are rated below investment grade or that are unrated but judged to be of comparable quality by NAM; provided, that no more than 5% of the Fund’s Managed Assets may be invested in municipal securities rated below B-/B3 or that are unrated but judged to be of comparable quality by NAM. This means that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality are predominately speculative with respect to the issuer’s capacity to pay interest and repay principal when due, and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for municipal securities of below investment grade quality tend to be volatile, and these securities are less liquid than investment grade municipal securities. For these reasons, an investment in the Fund is subject to the following specific risks:

•	increased price sensitivity resulting from changing interest rates and/or a deteriorating economic environment;

•	greater risk of loss due to default or declining credit quality;

•	adverse issuer specific events that are more likely to render the issuer unable to make interest and/or principal payments; and

•

the possibility that a negative perception of the below investment grade market develops, resulting in the price and liquidity of below investment grade securities becoming depressed, and this negative perception could last for a significant period of time.

See “Risk Factors—Credit and Below Investment Grade Risk.”

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Interest Rate Risk. Generally, when market interest rates rise, bond prices fall, and vice versa. Interest rate risk is the risk that the municipal securities in the Fund’s portfolio will decline in value because of increases in market interest rates. In typical market interest rate environments, the prices of longer-term municipal securities generally fluctuate more than prices of shorter-term municipal securities as interest rates change. Because the Fund will invest primarily in long-term municipal securities, the Common Share net asset value and market price per share will fluctuate more in response to changes in market interest rates than if the Fund invested primarily in shorter-term municipal securities. Because the values of lower-rated and comparable unrated debt securities are affected both by credit risk and interest rate risk, the price movements of such lower grade securities in response to changes in interest rates are not typically highly correlated to the fluctuations of the prices of investment grade quality securities in response to such changes in interest rates. The Fund’s use of leverage, as described herein, will tend to increase Common Share interest rate risk. See “Risk Factors—Interest Rate Risk.”

Municipal Securities Market Risk. The amount of public information available about the municipal securities in the Fund’s portfolio is generally less than that for corporate equities or bonds, and the investment performance of the Fund may therefore be more dependent on the analytical abilities of NAM than if the Fund were a stock fund or taxable bond fund. The secondary market for municipal securities, particularly the below investment grade bonds in which the Fund may invest, also tends to be less well-developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell its bonds at attractive prices. See “Risk Factors—Municipal Securities Market Risk.”

Tax Risk. The value of the Fund’s investments and its net asset value may be adversely affected by changes in tax rates and policies. Because interest income from municipal securities is normally not subject to regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from municipal securities. See “Risk Factors—Tax Risk.”

Leverage Risk.    The use of leverage through the issuance of MuniPreferred Shares creates an opportunity for increased Common Share net income and returns, but also creates special risks for Common Shareholders. There is no assurance that the Fund’s leveraging strategy will be successful. MuniPreferred dividends are based on short-term municipal bond rates of return (which are reset periodically pursuant to an auction), and the Fund invests the proceeds of a MuniPreferred Shares offering in long-term, typically fixed rate, municipal securities. So long as the Fund’s municipal bond portfolio provides a higher rate of return (net of Fund expenses) than the MuniPreferred dividend rate, as reset periodically, the leverage will cause Common Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, short-term rates rise or auctions fail (see “Risk Factors—Use of Leverage”), the MuniPreferred dividend rates, as they are reset periodically, could exceed the rate of return on long-term bonds held by the Fund that were acquired during periods of generally lower interest rates, reducing return to Common Shareholders. In addition,

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the Fund will pay (and Common Shareholders will bear) any costs and expenses relating to any future redemptions, issuances and ongoing maintenance of the MuniPreferred Shares, including, for example, distribution related expenses such as a participation fee paid to broker-dealers successfully participating in MuniPreferred share auctions.

Leverage creates two major types of risks for Common Shareholders:

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the likelihood of greater volatility of net asset value and market price of Common Shares, because changes in the value of the Fund’s bond portfolio (including bonds bought with the proceeds of the MuniPreferred Shares offering) are borne entirely by the Common Shareholders; and

•	the possibility either that Common Share income will fall if the MuniPreferred dividend rate rises, or that Common Share income will fluctuate because the MuniPreferred dividend rate varies.

See “Risk Factors—Leverage Risk” and “Use of Leverage.”

Inflation Risk. Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions can decline. See “Risk Factors—Inflation Risk.”

In addition, an investment in the Fund’s Common Shares raises other risks, which are more fully disclosed in the “Risk Factors” section of this Prospectus, including: reinvestment risk, sector and industry risk, special risks relating to certain municipal obligations, derivatives risk, market disruption risk, impact of offering methods risk, risks relating to certain affiliations and anti-takeover provisions; and risks that provisions in the Fund’s Declaration of Trust could affect the opportunities of Common Shareholders to sell their Common Shares. See “Risk Factors.”

Distributions	The Fund pays monthly cash distributions to Common Shareholders at a level rate (stated in terms of a fixed cents per Common Share dividend rate) based on the projected performance of the Fund. The Fund’s ability to maintain a level Common Share dividend rate will depend on a number of factors, including dividends payable on the MuniPreferred Shares. As portfolio and market conditions change, the rate of dividends on the Common Shares and the Fund’s dividend policy could change. Over time, the Fund will distribute all of its net investment income (after it pays accrued dividends on any outstanding MuniPreferred Shares). In addition, the Fund intends to effectively distribute, at least annually, the net capital gain and taxable ordinary income, if any, to Common Shareholders so long as the net capital gain and taxable ordinary income are not necessary to pay accrued dividends on, or redeem or liquidate, any MuniPreferred Shares. You may elect to reinvest automatically some or all of your distributions in additional Common Shares under the Fund’s Dividend Reinvestment Plan.

As explained more fully below in “Tax Matters,” at least annually, the Fund may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise allocable to Common Shareholders and pay federal income tax on the retained gain. As provided under federal tax law, Common Shareholders of record as of the end of the Fund’s taxable year

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will include their attributable share of the retained gain in their income for the year as a long-term capital gain, and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund. The Fund will treat the retained capital gain amount as a substitute for equivalent cash distributions. See “Distributions” and “Dividend Reinvestment Plan.”

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time.

Custodian and Transfer Agent	State Street Bank and Trust Company will serve as custodian and transfer agent of the Fund’s assets. See “Custodian and Transfer Agent.”

Special Tax Considerations	The Fund may invest up to 30% of its Managed Assets in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals. If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you. In addition, distributions of ordinary taxable income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be subject to capital gains taxes. See “Tax Matters.”

Voting Rights	The holders of the Fund’s MuniPreferred Shares, voting as a separate class, have the right to elect at least two trustees at all times and to elect a majority of the trustees in the event two full years’ dividends on the MuniPreferred Shares are unpaid. In each case, the remaining trustees will be elected by holders of Common Shares and preferred shares, including MuniPreferred Shares, voting together as a single class. The holders of shares of preferred shares, including MuniPreferred Shares, will vote as a separate class or classes on certain other matters as required under the Declaration, the 1940 Act and Massachusetts law. See “Description of MuniPreferred Shares—Voting Rights” and “Certain Provisions in the Declaration of Trust.”

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SUMMARY OF FUND EXPENSES

The cost you pay to invest in the Fund includes the expenses incurred by the Fund. The table below shows the expenses of the Fund as a percentage of the average net assets applicable to Common Shares, and not as a percentage of total assets or Managed Assets.

Shareholder Transaction Expenses (as a percentage of offering price)
At-the-Market Transaction Fees	3.00%
Underwriting Syndicate Transaction Fees	4.00%
Privately Negotiated Transaction Fees	0.00%
Offering Costs Borne by the Fund(1)	0.53%

	As a Percentage of Net Assets Attributable to Common Shares(2)
Annual Expenses
Management Fees
Fund-Level Fees	0.76%
Complex-Level Fees	0.26%
Interest and Related Expenses from Inverse Floaters	0.22	%(3)
Other Expenses	0.26%

Total Annual Expenses	1.50%
Less: Fee and Expense Reimbursement	(0.46	)%(4)

Net Annual Expenses	1.04%
Income Dividends and Capital Gain Distributions on MuniPreferred Shares	1.50%

Net Annual Expenses and Income Dividends and Capital Gain Distributions on MuniPreferred Shares	2.54%

(1)	Assuming a Common Share offering price of $15.89 (the Fund’s closing price on the Exchange on January 31, 2008).

(2)	Stated as percentages of average net assets attributable to Common Shares for the fiscal year ended October 31, 2007.

(3)	Interest expense arises because accounting rules require the Fund to treat interest paid by trusts issuing certain inverse floating rate investments held by the Fund as having been paid (indirectly) by the Fund. Because the Fund also recognizes a corresponding amount of interest income (also indirectly), the Fund’s Common Share net asset value, net investment income, and total return are not affected by this accounting treatment. The actual Interest and Related Expenses from Inverse Floaters incurred in the future may be higher or lower.

(4)	NAM has contractually agreed to reimburse the Fund, as a percentage of average daily net assets (including net assets attributable to MuniPreferred Shares), for fees and expenses in the following amounts:

Year Ending November 30,		Year Ending November 30,
2008	0.32%	2010	0.16%
		2011	0.08%
2009	0.24%

NAM has not agreed to reimburse the Fund for any portion of its fees and expenses beyond November 30, 2011.

The purpose of the table above is to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. See “Management of the Fund—Investment Adviser.”

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Examples

The following examples illustrate the expenses (including the applicable transaction fees, if any, and estimated offering costs of $5) that a shareholder would pay on a $1,000 investment that is held for the time periods provided in the table. Each example assumes that all dividends and other distributions are reinvested in the Fund and that the Fund’s Total Net Annual Expenses and Income Dividends and Capital Gain Distributions on MuniPreferred Shares, with the applicable expense limitations, as provided above, remain the same. The examples also assume a 5% annual return.(1)

Example # 1 (At-the-Market Transaction)

The following example assumes a transaction fee of 3.00%, as a percentage of the offering price.

1 Year	3 Years	5 Years	10 Years
$60	$116	$178	$348

Example # 2 (Underwriting Syndicate Offering)

The following example assumes a transaction fee of 4.00%, as a percentage of the offering price.

1 Year	3 Years	5 Years	10 Years
$70	$125	$187	$354

Example # 3 (Privately Negotiated Transaction)

The following example assumes there is no transaction fee.

1 Year	3 Years	5 Years	10 Years
$31	$88	$153	$327

The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown above.

(1)	The example assumes that all dividends and distributions are reinvested at Common Share net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. Each example also applies the relevant expense limitations described in footnote 4 above. See “Summary of Fund Expenses.”

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FINANCIAL HIGHLIGHTS

Information contained in the table below under the headings “Per Share Operating Performance” and “Ratios/Supplemental Data” shows the operating performance of the Fund from the commencement of the Fund’s investment operations on November 19, 2003 until October 31, 2007.

Selected data for a Common share outstanding throughout each period:

	Year Ended October 31,
PER SHARE OPERATING PERFORMANCE	2007	2006	2005	2004(a)
Beginning Common Share Net Asset Value	$16.00	$15.36	$14.87	$14.33

Investment Operations:
Net Investment Income	1.23	1.21	1.22	.98
Net Realized/Unrealized Gain (Loss)	(.65)	.65	.54	.71
Distributions from Net Investment Income to Preferred Shareholders†	(.24)	(.19)	(.13)	(.08)
Distributions from Capital Gains to Preferred Shareholders†	— **	—	(.01)	—

Total	.34	1.67	1.62	1.61

Less Distributions:
Net Investment Income to Common Shareholders	(.98)	(1.04)	(1.07)	(.89)
Capital Gains to Common Shareholders	— **	—	(.06)	—

Total	(.98)	(1.04)	(1.13)	(.89)

Offering Costs and Preferred Share Underwriting Discounts	—	.01	—	(.18)

Ending Common Share Net Asset Value	$15.36	$16.00	$15.36	$14.87

Ending Market Value	$15.82	$17.25	$15.99	$15.04
Total Returns:
Based on Market Value***	(2.68)%	14.79%	14.35%	6.49%
Based on Common Share Net Asset Value***	2.14%	11.34%	11.20%	10.38%
Ratios/Supplemental Data
Ending Net Assets Applicable to Common Shares (000)	$361,484	$372,700	$357,025	$345,023
Ratios to Average Net Assets Applicable to Common Shares:
Before Credit/Reimbursement/Refund††:
Expenses Including Interest(b)	1.50%	1.21%	1.20%	1.15%*
Expenses Excluding Interest(b)	1.28%	1.21%	1.20%	1.15%*
Net Investment Income	7.31%	7.31%	7.54%	6.75%*
Ratios to Average Net Assets Applicable to Common Shares:
After Credit/Reimbursement/Refund††****:
Expenses Including Interest(b)	1.04%	.75%	.74%	.70%*
Expenses Excluding Interest(b)	.82%	.75%	.74%	.70%*
Net Investment Income	7.77%	7.77%	8.00%	7.20%*
Portfolio Turnover Rate	12%	9%	6%	52%
Preferred Shares at End of Period:
Aggregate Amount Outstanding (000)	$155,000	$155,000	$155,000	$155,000
Liquidation and Market Value Per Share	$25,000	$25,000	$25,000	$25,000
Asset Coverage Per Share	$83,304	$85,113	$82,585	$80,649
Floating Rate Obligations at End of Period:
Aggregate Amount Outstanding (000)	$32,995	—	—	—
Asset Coverage Per $1,000	$16,653	—	—	—

*	Annualized.
**	Per Share Distributions from Capital Gains to Preferred Shareholders and Capital Gains to Common Shareholders round to less than $.01 per share.
***	Total Return on Market Value is the combination of changes in the market price per share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per share at the time of reinvestment. The last dividend declared in the period, which is typically paid on the first business day of the following month, is assumed to be reinvested at the ending market price. The actual reinvestment for the last dividend declared in the period takes place over several days, and in some instances may not be based on the market price, so the actual reinvestment price may be different from the price used in the calculation. Total returns are not annualized.

Total Return on Common Share Net Asset Value is the combination of changes in Common share net asset value, reinvested dividend income at net asset value and reinvested capital gains distributions at net asset value, if any. The last dividend declared in the period, which is typically paid on the first business day of the following month, is assumed to be reinvested at the ending net asset value. The actual reinvest price for the last dividend declared in the period may often be based on the Fund’s market price (and not its net asset value), and therefore may be different from the price used in the calculation. Total returns are not annualized.

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****	After custodian fee credit, expense reimbursement and legal fee refund, where applicable.
†	The amounts shown are based on Common share equivalents.
††	Ratios do not reflect the effect of dividend payments to Preferred shareholders; income ratios reflect income earned on assets attributable to Preferred shares.
(a)	For the period November 19, 2003 (commencement of operations) through October 31, 2004.
(b)	Interest expense arises from the application of SFAS No. 140 to certain inverse floating rate transactions entered into by the Fund.

TRADING AND NET ASSET VALUE INFORMATION

The following table shows for the periods indicated: (i) the high and low sales prices for the Common Shares as reported on the Exchange, (ii) the net asset value represented by each of the high and low closing prices as reported on the Exchange, and (iii) the discount or premium to net asset value (expressed as a percentage) represented by the closing prices.

	Price		Net Asset Value		Premium/Discount to Net Asset Value
Calendar Quarter Ended	High	Low	High	Low	High	Low
December 31, 2007	$16.17	$14.12	$15.52	$14.70	5.35%	-4.01%
September 30, 2007	$17.03	$15.12	$15.71	$15.02	9.57%	-0.26%
June 30, 2007	$18.22	$16.28	$16.06	$15.58	13.89%	4.49%
March 31, 2007	$17.91	$17.39	$16.19	$15.96	10.69%	8.15%
December 31, 2006	$17.78	$16.93	$16.17	$15.76	10.85%	4.76%
September 30, 2006	$17.19	$16.34	$15.89	$15.45	9.35%	5.13%
June 30, 2006	$17.25	$16.28	$15.62	$15.37	10.86%	5.58%
March 31, 2006	$17.08	$16.11	$15.63	$15.45	9.56%	3.73%
December 31, 2005	$16.18	$15.52	$15.52	$15.24	4.84%	0.91%
September 30, 2005	$16.29	$15.42	$15.77	$15.49	3.82%	-0.77%
June 30, 2005	$15.75	$14.93	$15.59	$15.04	2.36%	-1.19%
March 31, 2005	$15.42	$14.70	$15.32	$14.95	1.45%	-1.67%

THE FUND

The Fund is a diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Massachusetts business trust on October 8, 2003, pursuant to a Declaration of Trust (the “Declaration”) governed by the laws of the Commonwealth of Massachusetts. On November 24, 2003, the Fund issued an aggregate of 20,500,000 Common Shares of beneficial interest, par value $0.01 per share, pursuant to the initial public offering thereof. On December 4, 2003 and January 7, 2004, the Fund issued an additional 2,000,000 and 650,000 Common Shares, respectively, in connection with partial exercises by the underwriters of their over-allotment option. The Fund’s Common Shares are listed on the Exchange under the symbol “NMZ.” On January 23, 2004, the Fund issued the following amounts of MuniPreferred Shares: 3,000 Shares of Series M, 1,600 Shares of Series T and 1,600 Shares of Series W. The Fund’s principal office is located at 333 West Wacker Drive, Chicago, Illinois 60606, and its telephone number is (800) 257-8787.

The following provides information about the Fund’s outstanding shares as of December 31, 2007:

Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding
Common	unlimited	0	23,717,950
MuniPreferred	unlimited	0
Series M		0	3,000
Series T		0	1,600
Series W		0	1,600

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USE OF PROCEEDS

The Fund will invest 100% of the net proceeds of an offering in accordance with the Fund’s investment objectives and policies as stated below. It is presently anticipated that the Fund will be able to invest substantially all of the net proceeds in securities that meet the Fund’s investment objective and policies within three months from the month in which the proceeds from an offering are received by the Fund. Pending such investment, it is anticipated that the proceeds will be invested in short-term or long-term securities issued by the U.S. Government and its agencies or instrumentalities or in high quality, short-term money market instruments. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s net asset value would be subject to less fluctuation than would be the case at such time as the Fund is fully invested.

THE FUND’S INVESTMENTS

Investment Objectives

The Fund’s primary investment objective is to provide high current income exempt from regular federal income tax. The Fund’s secondary investment objective is to seek attractive total return consistent with its primary objective. Any capital appreciation realized by the Fund will generally result in the distribution of taxable capital gains to Common Shareholders. The Fund invests at least 80% of its Managed Assets in investments the income from which is exempt from regular federal income tax. The Fund seeks to achieve its investment objectives by investing in municipal securities that NAM believes are underrated and undervalued. The Fund cannot assure you that it will achieve its investment objectives. See “The Fund’s Investments—Investment Policies.”

Investment Philosophy

NAM believes that the unique tax treatment of municipal securities and the structural characteristics in the municipal securities market create attractive opportunities to enhance the after-tax total return and diversification of the investment portfolios of taxable investors. NAM believes that these unique characteristics also present unique risks that may be managed to realize the benefits of the asset class.

After-Tax Income Potential.    The primary source of total return from municipal securities comes from the tax-exempt income derived therefrom. NAM believes that, at acceptable levels of credit risk and maturity principal risk, the municipal securities market offers the potential for higher after-tax income when compared with other fixed income markets.

Managing Multi-Faceted Risks.    Risk in the municipal securities market is derived from multiple sources, including credit risk at the issuer and sector levels, structural risks such as call risk, yield curve risk, and legislative and tax-related risks. NAM believes that managing these risks at both the individual security and Fund portfolio levels is an important element of realizing the after-tax income and total return potential of the asset class.

Opportunities for Diversification.    As of September 30, 2007, the municipal securities market aggregated approximately $2.4 trillion, with over 50,000 issuers, and a wide array of financing purposes, security terms, offering structures and credit quality. NAM believes that the size and depth of the municipal securities market may facilitate the creation of a diversified portfolio that reduces exposure to the risks of individual issuers and may lower correlations to other credit and market risks within an investor’s overall portfolio.

Market Inefficiencies.    NAM believes that the scale and intricacy of the municipal securities market often results in pricing anomalies and other inefficiencies that can be identified and capitalized on through trading strategies.

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Investment Process

NAM believes that a bottom-up, value-oriented investment strategy that seeks to identify underrated and undervalued securities and sectors is positioned to capture the opportunities inherent in the municipal securities market and potentially outperform the general municipal securities market over time. The primary elements of NAM’s investment process are:

Credit Analysis and Surveillance.    NAM focuses on bottom-up, fundamental analysis of municipal securities issuers. Analysts screen each sector for issuers that meet the fundamental tests of creditworthiness and favor those securities with demonstrable growth potential, solid coverage of debt service and a priority lien on hard assets, dedicated revenue streams or tax resources. As part of NAM’s overall risk management process, analysts actively monitor the credit quality of portfolio holdings.

Sector Analysis.    Organized by sector, analysts continually assess the key issues and trends affecting each sector in order to maintain a sector outlook. Evaluating such factors as historical default rates and average credit spreads within each sector, analysts provide top-down analysis that supports decisions to overweight or underweight a given sector in a portfolio.

Diversification.    NAM seeks to invest in a large number of sectors, states and specific issuers in order to help insulate a portfolio from events that affect any individual industry, geographic location or credit.

Portfolio managers normally seek to limit exposure to individual credits over the long-term. Portfolio managers also seek to diversify other portfolio level risks, including exposure to calls, and to manage a portfolio’s interest rate sensitivity within tolerance bands relative to the relevant benchmark.

Trading Strategies.    Through its trading strategies, NAM seeks to enhance portfolio value by trading to take advantage of inefficiencies found in the municipal market. This may entail selling issues NAM deems to be overvalued and purchasing issues NAM considers to be undervalued.

Sell Discipline.    NAM generally sells securities when it (i) determines a security has become overvalued or over-rated, (ii) identifies credit deterioration, or (iii) modifies a portfolio strategy, such as sector allocation. NAM may also sell securities when such securities exceed the portfolio’s diversification targets.

Investment Policies

Under normal circumstances, the Fund will invest its Managed Assets in a portfolio of municipal securities that pay interest that is exempt from regular federal income tax. It is a fundamental policy of the Fund that its investment in municipal securities paying interest that is exempt from regular federal income tax will, under normal circumstances, comprise at least 80% of the Fund’s Managed Assets. Under normal circumstances, the Fund expects to be fully invested (at least 95% of its Managed Assets) in such tax-exempt municipal securities. Up to 30% of the Fund’s Managed Assets may be invested in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals. For a discussion of how the federal alternative minimum tax may affect shareholders, see “Tax Matters.”

The Fund will invest at least 50% of its Managed Assets in investment grade quality municipal securities. A security is considered investment grade quality if it is rated within the four highest grades (Baa or BBB or better by Moody’s, S&P or Fitch) by all NRSROs that rate such security, or if it is unrated but judged to be of comparable quality by NAM.

The Fund may invest up to 50% of its Managed Assets in municipal securities that at the time of investment are rated below investment grade. Below investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs but rated below investment grade by at least one NRSRO. No more than 5% of the Fund’s Managed Assets may be invested in municipal securities rated below B3/B- or that are unrated but judged to be of comparable quality by NAM. This means that the Fund may

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invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities).

As of December 31, 2007, the Fund invested approximately 45% of its Managed Assets in investment grade municipal securities rated investment grade or unrated but judged to be of comparable quality by NAM and approximately 55% of its Managed Assets in municipal securities, rated below investment grade or unrated but judged to be of comparable quality by NAM. The relative percentages of the value of the Fund’s Managed Assets attributable to investment grade municipal securities and to below investment grade municipal securities could change over time as a result of rebalancing the Fund’s assets by NAM, market value fluctuations, issuance of additional shares and other events.

Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal and are commonly referred to as junk bonds. The foregoing credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security, NAM may consider such factors as NAM’s assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. A general description of Moody’s, S&P’s and Fitch’s ratings of municipal securities is set forth in Appendix A to the SAI. The Fund may also invest in securities of other open-or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly. See “The Fund’s Investments—Other Investment Companies” and “Portfolio Composition.”

The Fund may purchase municipal securities that are additionally secured by insurance, bank credit agreements, or escrow accounts. The credit quality of companies which provide such credit enhancements will affect the value of those securities. Although the insurance feature reduces certain financial risks, the premiums for insurance and the higher market price paid for insured obligations may reduce the Fund’s income. The Fund may use any insurer, regardless of its rating. A municipal security will be deemed to have the rating of its insurer. The insurance feature does not guarantee the market value of the insured obligations or the net asset value of the Common Shares.

The Fund presently intends to limit its investment in tobacco settlement bonds to no more than 10% of its Managed Assets.

Upon NAM’s recommendation, during temporary defensive periods and in order to keep the Fund’s cash fully invested, including the period during which the net proceeds of any offering of Common Shares or MuniPreferred shares are being invested, the Fund may deviate from its investment objectives and invest up to 100% of its net assets in short-term investments including high quality, short-term securities that may be either tax-exempt or taxable. The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Investment in taxable short-term investments would result in a portion of your dividends being subject to regular federal income taxes. For more information, see the SAI.

The Fund cannot change its investment objectives without the approval of the holders of a “majority of the outstanding” Common Shares and MuniPreferred shares voting together as a single class, and of the holders of a “majority of the outstanding” MuniPreferred shares voting as a separate class. When used with respect to particular shares of the Fund, a “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less. See “Description of MuniPreferred Shares—Voting Rights” for additional information with respect to the voting rights of holders of MuniPreferred shares.

If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you because the Fund expects that a significant

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portion of its investments will pay interest that is taxable under the federal alternative minimum tax. Special rules apply to corporate holders. In addition, distributions of net capital gain will be subject to capital gains taxes. See “Tax Matters.”

Municipal Securities

Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses, or to refinance outstanding debt.

Municipal securities may also be issued for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal securities that represent lease obligations, municipal notes, pre-refunded municipal securities, private activity bonds, tender option bonds and other forms of municipal securities.

The municipal securities in which the Fund will invest are generally issued by states, cities and local authorities and certain possessions and territories of the United States (such as Puerto Rico and Guam), and pay interest that, in the opinion of bond counsel to the issuer (or on the basis of other authority believed by NAM to be reliable), is exempt from regular federal income tax, although the interest may be subject to the federal alternative minimum tax.

The yields on municipal securities depend on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of municipal securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.

The Fund will primarily invest in municipal securities with long-term maturities in order to maintain a weighted average maturity of 15 to 30 years, but the weighted average maturity of obligations held by the Fund may be shorter, depending on market conditions. In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration.

Municipal Leases and Certificates of Participation.    The Fund also may purchase municipal securities that represent lease obligations and certificates of participation in such leases. These carry special risks because the issuer of the securities may not be obligated to appropriate money annually to make payments under the lease. A municipal lease is an obligation in the form of a lease or installment purchase which is issued by a state or local government to acquire equipment and facilities. Income from such obligations is generally exempt from state and local taxes in the state of issuance. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be

16

subject to the temporary abatement of payments in the event the issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment or facilities. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and result in a delay in recovering, or the failure to recover fully, the Fund’s original investment. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. In order to reduce this risk, the Fund will only purchase municipal securities representing lease obligations where NAM believes the issuer has a strong incentive to continue making appropriations until maturity.

A certificate of participation represents an undivided interest in an unmanaged pool of municipal leases, an installment purchase agreement or other instruments. The certificates are typically issued by a municipal agency, a trust or other entity that has received an assignment of the payments to be made by the state or political subdivision under such leases or installment purchase agreements. Such certificates provide the Fund with the right to a pro rata undivided interest in the underlying municipal securities. In addition, such participations generally provide the Fund with the right to demand payment, on not more than seven days’ notice, of all or any part of the Fund’s participation interest in the underlying municipal securities, plus accrued interest.

Municipal Notes.    Municipal securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer’s receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long- term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the bond anticipation notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. Mortgage notes insured by the Federal Housing Authority secure these notes; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The anticipated revenues from taxes, grants or bond financing generally secure the obligations of an issuer of municipal notes. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer’s payment obligations under the notes or that refinancing will be otherwise unavailable.

Pre-Refunded Municipal Securities.    The principal of and interest on pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

Private Activity Bonds.    Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or

17

disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, although the current federal tax laws place substantial limitations on the size of such issues. The Fund’s distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax.

Tender Option Bonds.    A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond’s fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrade in the credit rating assigned to the issuer of the bond. The Fund intends to invest in tender option bonds the interest on which will, in the opinion of bond counsel, counsel for the issuer of interests therein or counsel selected by NAM, be exempt from regular federal income tax. However, because there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with such counsel’s opinion in any particular case, there is a risk that the Fund will not be considered the owner of such tender option bonds and thus will not be entitled to treat such interest as exempt from such tax. Additionally, the federal income tax treatment of certain other aspects of these investments, including the proper tax treatment of tender option bonds and the associated fees in relation to various regulated investment company tax provisions, is unclear. The Fund intends to manage its portfolio in a manner designed to eliminate or minimize any adverse impact from the tax rules applicable to these investments.

Special Taxing Districts.    Special taxing districts are organized to plan and finance infrastructure developments to induce residential, commercial and industrial growth and redevelopment. The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

When-Issued and Delayed Delivery Transactions.    The Fund may buy and sell municipal securities on a when-issued or delayed delivery basis, making payment or taking delivery at a later date, normally within 15 to 45 days of the trade date. This type of transaction may involve an element of risk because no interest accrues on the bonds prior to settlement and, because bonds are subject to market fluctuations, the value of the bonds at time of delivery may be less (or more) than cost. A separate account of the Fund will be established with its custodian consisting of cash, cash equivalents, or liquid securities having a market value at all times at least equal to the amount of the commitment.

Zero Coupon Bonds.    A zero coupon bond is a bond that does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, its return comes from the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. Zero coupon bonds allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than

18

bonds that pay interest currently or in cash. The Fund would be required to distribute the income on any of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, to make income distributions to its shareholders.

Structured Notes.    The Fund may utilize structured notes and similar instruments for investment purposes and also for hedging purposes. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but not ordinarily below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending upon a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index or indices or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Derivatives.    The Fund may invest in certain derivative instruments in pursuit of its investment objectives. Such instruments include financial futures contracts, swap contracts, options on financial futures, options on swap contracts or other derivative securities whose prices, in NAM’s opinion, correlate with the prices of the Fund’s investments. NAM uses derivatives to shorten or lengthen the effective duration, and therefore the interest rate risk, of the Fund’s portfolio, and to adjust other aspects of the portfolio’s risk/return profile. The Fund may use these instruments if the Fund deems it more efficient from a transaction cost, total return or income standpoint than investing in cash securities.

The Fund may invest up to 10% of its Managed Assets in residual interest municipal obligations, often referred to as inverse floating rate securities or “inverse floaters”. These instruments represent a leveraged investment in underlying fixed-rate municipal bonds. Compared to such underlying fixed-rate municipal bonds, the value of inverse floaters will fluctuate to a greater extent in response to changes in prevailing long-term interest rates. Moreover, the income earned on inverse floaters will fluctuate inversely in relation to changes in prevailing short-term interest rates, such that an increase (decrease) in short-term market interest rates will decrease (increase) the income received from such obligations.

Other Investment Companies.    The Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (“ETFs”) that invest primarily in municipal securities of the types in which the Fund may invest directly. In addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in municipal securities of the types in which the Fund may invest directly. The Fund generally expects that it may invest in other investment companies and/or other pooled investment vehicles either during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of the offering of its common shares or MuniPreferred shares, or during periods when there is a shortage of attractive, high-yielding municipal securities available in the market. As a stockholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s advisory and administrative fees with respect to assets so invested. Common shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. NAM will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available municipal security investments.

In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein. As described in the section entitled “Risk Factors,” the net asset value and market value of leveraged shares will be more volatile and the yield to common shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

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PORTFOLIO COMPOSITION

As of December 31, 2007, 100% of the market value of the Fund’s portfolio was invested in long-term municipal bonds. The following table sets forth certain information with respect to the composition of the Fund’s investment portfolio as of December 31, 2007.

Credit Rating*	Percent
AAA/U.S. guaranteed	21%
A	1%
BBB	14%
BB or Lower	19%
N/R	45%

Total	100%

*	Using the higher of S&P’s or Moody’s rating.

USE OF LEVERAGE

The Fund uses leverage through the issuance of MuniPreferred Shares. As of December 31, 2007, there were $155 million in MuniPreferred Shares outstanding. The MuniPreferred Shares have seniority over the Common Shares. Following an offering of additional Common Shares, the Fund may offer additional MuniPreferred Shares to maintain a desired leverage ratio. Leverage involves special risks. There is no assurance that the Fund’s leveraging strategy will be successful. The Fund will seek to invest the proceeds of any future MuniPreferred Shares offerings in long-term municipal securities.

The MuniPreferred Shares pay dividends at rates based on short -term periods (ranging from seven days to five years) (which are reset periodically pursuant to an auction). So long as the Fund’s portfolio is invested in securities that provide a higher rate of return than the dividend rate of the MuniPreferred Shares (after taking expenses into consideration), the leverage will cause you to receive a higher current rate of return than if the Fund were not leveraged.

Changes in the value of the Fund’s bond portfolio (including bonds bought with the proceeds of the MuniPreferred Shares offering) will be borne entirely by the Common Shareholders. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage will decrease (or increase) the net asset value per Common Share to a greater extent than if the Fund were not leveraged.

The Fund pays NAM a management fee based on a percentage of Managed Assets. Managed Assets include the proceeds realized from the Fund’s use of leverage. NAM will base its decision whether and how much to leverage the Fund based solely on its assessment of whether such use of leverage will advance the Fund’s investment objective. NAM will be responsible for using leverage to achieve the Fund’s investment objective. However, the fact that a decision to increase the Fund’s leverage will have the effect of increasing Managed Assets and therefore NAM’s management fee means that NAM may have an incentive to increase the Fund’s use of leverage. NAM will seek to manage that incentive by only increasing the Fund’s use of leverage when they determine that such increase is consistent with the Fund’s investment objective, and by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Trustees.

For tax purposes, the Fund is currently required to allocate net capital gain and other taxable income, if any, between the Common Shares and MuniPreferred Shares in proportion to total dividends paid to each class for the year in which the net capital gain or other taxable income is realized. If net capital gain or other taxable income is

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allocated to MuniPreferred Shares (instead of solely tax-exempt income), the Fund will likely have to pay higher total dividends to MuniPreferred Shareholders or make special payments to MuniPreferred Shareholders to compensate them for the increased tax liability. This would reduce the total amount of dividends paid to the Common Shareholders, but would increase the portion of the dividend that is tax-exempt. On an after-tax basis, Common Shareholders may still be better off than if they had been allocated all of the Fund’s net capital gain or other taxable income (resulting in a higher amount of total dividends), but received a lower amount of tax-exempt income. If the increase in dividend payments or the special payments to MuniPreferred Shareholders are not entirely offset by a reduction in the tax liability of, and an increase in the tax-exempt dividends received by, the Common Shareholders, the advantage of the Fund’s leveraged structure to Common Shareholders will be reduced.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance, the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s asset coverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s asset coverage is at least 200% of such liquidation value. If MuniPreferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem MuniPreferred Shares from time to time to the extent necessary in order to maintain coverage of any MuniPreferred Shares of at least 200%. When the Fund has MuniPreferred Shares outstanding, two of the Fund’s trustees will be elected by the holders of MuniPreferred Shares, voting separately as a class. The remaining trustees of the Fund are elected by holders of Common Shares and MuniPreferred Shares voting together as a single class. In the event the Fund fails to pay dividends on MuniPreferred Shares for two years, MuniPreferred Shareholders would be entitled to elect a majority of the trustees of the Fund.

The Fund may be subject to certain restrictions imposed by guidelines of one or more rating agencies that may issue ratings for MuniPreferred Shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will impede NAM from managing the Fund’s portfolio in accordance with the Fund’s investment objectives and policies.

The Fund may also borrow money for repurchase of its shares or as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on Common Share total return, assuming investment portfolio total returns (comprised of income and changes in the value of bonds held in the Fund’s portfolio net of expenses) at the assumed portfolio total return rates provided in the table. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further reflects the issuance of MuniPreferred ratio representing 30% of the Fund’s total capital as well as an estimated dividend rate of 4.36% on the Fund’s $155 million of MuniPreferred shares outstanding as of December 31, 2007. See “Risk Factors—Leverage Risk” and “Use of Leverage.”

Assumed Portfolio Total Return	-10.00%	-5.00%	0.00%	5.00%	10.00%
Common Share Total Return	-16.15%	-9.01%	-1.87%	5.28%	12.42%

Common Share total return is composed of two elements—the Common Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on MuniPreferred Shares) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than capital appreciation. For example, to assume a total return of 0%, the Fund must assume that the tax-exempt interest it receives on its municipal securities investments is entirely offset by losses in the value of those securities.

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RISK FACTORS

Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in MuniPreferred shares.

Market Discount from Net Asset Value and Expected Reductions in Net Asset Value

Shares of closed-end investment companies like the Fund frequently trade at prices lower than their net asset value, which creates a risk of loss for investors when they sell shares purchased in the initial public offering. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of investment activities. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value. The Fund cannot predict whether Common Shares will trade at, above or below net asset value. Proceeds from the sale of Common Shares in this offering will be reduced by shareholder transaction costs (if applicable, which vary depending on the offering method used). The net asset value per Common Share will also be reduced by the amount of offering costs borne by the Fund. The net asset value per Common Share also will be reduced by costs associated with any future issuances of MuniPreferred shares. The Common Shares are designed primarily for long-term investors, and you should not view the Fund as a vehicle for trading purposes.

Interest Rate Risk

Interest rate risk is the risk that the debt securities in the Fund’s portfolio will decline in value because of increases in market interest rates. In typical market interest rate environments, the prices of longer-term debt securities generally fluctuate more than the prices of shorter-term debt securities as interest rates change. To the extent the Fund invests in debt securities that may be prepaid at the option of the obligor, the sensitivity of such securities to changes in interest rates may increase (to the detriment of the Fund) when interest rates rise. Moreover, because rates on certain floating rate debt securities in which the Fund may invest typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s net asset value. The Fund may utilize certain strategies, including taking positions in futures or interest rate swaps, for the purpose of reducing the interest rate sensitivity of the Fund’s debt securities and decreasing the Fund’s exposure to interest rate risk. The Fund is not required to hedge its exposure to interest rate risk and may choose not to do so. In addition, there is no assurance that any attempts by the Fund to reduce interest rate risk will be successful.

Credit and Below Investment Grade Risk

Credit risk is the risk that one or more municipal securities in the Fund’s portfolio will decline in price, or the issuer thereof will fail to pay interest or principal when due, because the issuer of the security experiences a decline in its financial status. In general, lower-rated municipal securities carry a greater degree of risk that the issuer will lose its ability to make interest and principal payments, which could have a negative impact on the Fund’s net asset value or dividends. The Fund may invest up to 50% of its Managed Assets in municipal securities that are rated below investment grade at the time of investment or that are unrated but judged to be of comparable quality by NAM. No more than 5% of the Fund’s Managed Assets may be invested in municipal securities rated below B3/B- or that are unrated but judged to be of comparable quality by NAM. This means that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities). Municipal securities of below investment grade quality, commonly referred to as junk bonds, are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal when due, and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for municipal securities of below investment grade quality tend to

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be volatile, and these securities are less liquid than investment grade municipal securities. For these reasons, an investment in the Fund is subject to the following specific risks:

•	increased price sensitivity resulting from changing interest rates and/or a deteriorating economic environment;

•	greater risk of loss due to default or declining credit quality;

•	adverse issuer specific events that are more likely to render the issuer unable to make interest and/or principal payments; and

•

the possibility that a negative perception of the below investment grade market develops, resulting in the price and liquidity of below investment grade securities becoming depressed, and this negative perception could last for a significant period of time.

Adverse changes in economic conditions are more likely to lead to a weakened capacity of a below investment grade issuer to make principal payments and interest payments compared to an investment grade issuer. The principal amount of below investment grade securities outstanding has proliferated in the past decade as an increasing number of issuers have used below investment grade securities for financing. An economic downturn could severely affect the ability of highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. If the national economy enters into a recessionary phase, potentially decreasing the tax and other revenue of municipal issuers, or interest rates rise sharply, increasing the interest cost on variable rate instruments and negatively impacting economic activity, the number of defaults by below investment grade municipal issuers is likely to increase. Similarly, down-turns in profitability in specific industries could adversely affect private activity bonds. The market values of lower quality debt securities tend to reflect individual developments of the issuer to a greater extent than do higher quality securities, which react primarily to fluctuations in the general level of interest rates. Factors having an adverse impact on the market value of lower quality securities may have an adverse impact on the Fund’s net asset value and the market value of its Common Shares. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings. In certain circumstances, the Fund may be required to foreclose on an issuer’s assets and take possession of its property or operations. In such circumstances, the Fund would incur additional costs in disposing of such assets and potential liabilities from operating any business acquired.

The secondary market for below investment grade securities may not be as liquid as the secondary market for more highly rated securities, a factor that may have an adverse effect on the Fund’s ability to dispose of a particular security. There are fewer dealers in the market for below investment grade municipal securities than the market for investment grade municipal securities. The prices quoted by different dealers for below investment grade municipal securities may vary significantly, and the spread between the bid and ask price is generally much larger for below investment grade municipal securities than for higher quality instruments. Under adverse market or economic conditions, the secondary market for below investment grade securities could contract further, independent of any specific adverse changes in the condition of a particular issuer, and these instruments may become illiquid. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these circumstances, may be less than the prices used in calculating the Fund’s net asset value.

Issuers of such below investment grade securities are highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with higher rated securities. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of below investment grade securities may experience financial stress. During such periods, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer’s ability to service its debt obligations also may be adversely affected by specific developments, the issuer’s inability to meet specific projected forecasts or the unavailability of

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additional financing. The risk of loss from default by the issuer is significantly greater for the holders of below investment grade securities because such securities are generally unsecured and are often subordinated to other creditors of the issuer. Prices and yields of below investment grade securities will fluctuate over time and, during periods of economic uncertainty, volatility of below investment grade securities may adversely affect the Fund’s net asset value. In addition, investments in below investment grade zero coupon bonds rather than income-bearing below investment grade securities, may be more speculative and may be subject to greater fluctuations in value due to changes in interest rates.

The Fund may invest in distressed securities, which are securities issued by companies that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition by the Fund. The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. Distressed securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment.

Investments in lower rated or unrated securities may present special tax issues for the Fund to the extent that the issuers of these securities default on their obligations pertaining thereto, and the federal income tax consequences to the Fund as a holder of such distressed securities may not be clear.

Municipal Securities Market Risk

Investing in the municipal securities market involves certain risks. The amount of public information available about the municipal securities in the Fund’s portfolio is generally less than that for corporate equities or bonds, and the investment performance of the Fund may therefore be more dependent on the analytical abilities of NAM than if the Fund were a stock fund or taxable bond fund. The secondary market for municipal securities, particularly the below investment grade bonds in which the Fund may invest, also tends to be less well-developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell its municipal securities at attractive prices or at prices approximating those at which the Fund currently values them.

The ability of municipal issuers to make timely payments of interest and principal may be diminished during general economic downturns and as governmental cost burdens are reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays in collecting principal and interest and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may take possession of and manage the assets securing the issuer’s obligations on such securities, which may increase the Fund’s operating expenses. Any income derived from the Fund’s ownership or operation of such assets may not be tax-exempt.

Reinvestment Risk

Reinvestment risk is the risk that income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called bonds at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the Common Shares’ market price or their overall returns.

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Tax Risk

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, among other things, the Fund must derive in each taxable year at least 90% of its gross income from certain prescribed sources. If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.

The value of the Fund’s investments and its net asset value may be adversely affected by changes in tax rates and policies. Because interest income from municipal securities is normally not subject to regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from municipal securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of municipal securities. This could in turn affect the Fund’s net asset value and ability to acquire and dispose of municipal securities at desirable yield and price levels. Additionally, the Fund is not a suitable investment for individual retirement accounts, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments.

Leverage Risk

Leverage risk is the risk associated with the issuance of the MuniPreferred Shares to leverage the Common Shares. There can be no assurance that the Fund’s leveraging strategy will be successful. Once the MuniPreferred Shares are issued, the net asset value and market value of Common Shares will be more volatile, and the yield to Common Shareholders will tend to fluctuate with changes in the short-term dividend rates on the MuniPreferred Shares. Long-term municipal bond rates of return are typically, although not always, higher than short- or intermediate-term municipal bond rates of return. If the dividend rate on the MuniPreferred Shares approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to Common Shareholders would be reduced. If the dividend rates, as they are reset periodically, on the MuniPreferred Shares exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to Common Shareholders than if the Fund were not leveraged. Because the long-term bonds included in the Fund’s portfolio will typically pay fixed rates of interest while the dividend rate on the MuniPreferred Shares will be adjusted periodically, this could occur even when both long-term and short- or intermediate-term municipal rates rise. In addition, the Fund will pay (and Common Shareholders will bear) any costs and expenses relating to the issuance and ongoing maintenance of the MuniPreferred Shares, including, for example, distribution related expenses in connection with the periodic auctions for MuniPreferred Shares with short-term dividend rate periods and placement or other distribution fees in connection with MuniPreferred Shares with longer-term dividend rate periods. Accordingly, the Fund cannot assure you that the issuance of MuniPreferred Shares will result in a higher yield or return to Common Shareholders.

MuniPreferred Share dividend rates are generally reset at weekly auctions. When more shares are offered for sale at auction than there are bids, the auction “fails.” While in the past auction failures were very rare, a number of preferred auctions for funds and other issuers failed in early 2008 due to liquidity concerns in the broader securities market. When an auction fails, MuniPreferred Shareholders dividend rates are automatically set at the “maximum rate,” which is a slight increase over the previous week’s rate. An increase in the dividend rate to MuniPreferred Shareholders results in a decreased return to Common Shareholders.

If auctions continue to fail and the Fund continues to pay the maximum rate to MuniPreferred Shareholders, the Adviser may determine it is in the Fund’s best interests to redeem some or all of the outstanding MuniPreferred Shares. If this happens, the redemption costs (purchase price plus any accrued and unpaid dividends), borne by Common Shareholders, may be significant and will reduce Fund returns to Common Shareholders.

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Similarly, any decline in the net asset value of the Fund’s investments will be borne entirely by Common Shareholders. Therefore, if the market value of the Fund’s portfolio declines, the leverage will result in a greater decrease in net asset value to Common Shareholders than if the Fund were not leveraged. Such greater net asset value decrease will also tend to cause a greater decline in the market price for the Common Shares. The Fund might be in danger of failing to maintain the required 200% asset coverage or of losing its expected AAA/Aaa ratings on the MuniPreferred Shares or, in an extreme case, the Fund’s current investment income might not be sufficient to meet the dividend requirements on the MuniPreferred Shares. In order to counteract such an event, the Fund might need to liquidate investments in order to fund a redemption of some or all of the MuniPreferred Shares. Liquidation at times of low municipal bond prices may result in capital loss and may reduce returns to Common Shareholders.

While the Fund may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and net asset value associated with leverage, there can be no assurance that the Fund will actually reduce leverage in the future or that any reduction, if undertaken, will benefit the Common Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to Common Shareholders relative to the circumstance where the Fund had not reduced leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and share price if the prediction were to turn out to be correct, and determine not to reduce leverage as described above.

The Fund may invest in the securities of other investment companies. Such securities may also be leveraged and will therefore be subject to the leverage risks described above. Such additional leverage may in certain market conditions serve to reduce the net asset value of the Fund’s Common Shares and the returns to Common Shareholders.

Inflation Risk

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the dividends paid to MuniPreferred shareholders can decline.

Sector and Industry Risk

The Fund may invest in municipal securities that are collateralized by the proceeds from class action or other litigation against the tobacco industry. Payment by tobacco industry participants of such proceeds is spread over several years, and the collection and distribution of such proceeds to the issuers of municipal securities is dependent upon the financial health of such tobacco industry participants, which cannot be assured. Additional litigation, government regulation or prohibition on the sales of tobacco products, or the seeking of protection under the bankruptcy laws by companies in the tobacco industry, could adversely affect the tobacco industry which, in turn, could have an adverse affect on tobacco-related municipal securities. The Fund presently intends to limit its investment in tobacco settlement bonds to no more than 10% of the Fund’s Managed Assets.

Subject to rating agency guidelines, the Fund may invest a significant portion of its Managed Assets in broad segments of the municipal securities market, such as revenue obligations of hospitals and other health care facilities, special taxing districts, securities issued to finance charter schools and other private educational facilities, municipal utility securities, industrial development bonds, and other private activity bonds. Subject to the availability of suitable investment opportunities, NAM will attempt to minimize the sensitivity of the Fund’s portfolio to credit and other risks associated with a particular sector or industry. However, if the Fund invests a significant portion of its Managed Assets in the segments noted above, the Fund will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers in such segments of

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the municipal securities market. To the extent that the Fund focuses its Managed Assets in the hospital and healthcare facilities sector, the Fund will be subject to risks associated with such sector, including adverse government regulation and reduction in reimbursement rates, as well as government approval of products and services and intense competition. Securities issued with respect to special taxing districts will be subject to various risks, including real-estate development related risks and taxpayer concentration risk. Further, the fees, special taxes or tax allocations and other revenues established to secure the obligations of securities issued with respect to special taxing districts are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. Securities issued to finance charter schools and other private educational facilities will be subject to various risks, including the reversal of legislation authorizing or funding charter schools, the failure to renew or secure a charter, the failure of a funding entity to appropriate necessary funds and competition from alternatives such as voucher programs. Issuers of municipal utility securities can be significantly affected by government regulation, financing difficulties, supply and demand of services or fuel and natural resource conservation. The transportation sector, including airports, airlines, ports and other transportation facilities, can be significantly affected by changes in the economy, fuel prices, labor relations, insurance costs and government regulation.

Special Risks Related to Certain Municipal Obligations

The Fund may invest in municipal leases and certificates of participation in such leases. Municipal leases and certificates of participation involve special risks not normally associated with general obligations or revenue bonds. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the governmental issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and may result in a delay in recovering or the failure to fully recover the Fund’s original investment. In the event of non-appropriation, the issuer would be in default and taking ownership of the assets may be a remedy available to the Fund, although the Fund does not anticipate that such a remedy would normally be pursued. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. Certificates of participation, which represent interests in unmanaged pools of municipal leases or installment contracts, involve the same risks as the underlying municipal leases. In addition, the Fund may be dependent upon the municipal authority issuing the certificates of participation to exercise remedies with respect to the underlying securities. Certificates of participation also entail a risk of default or bankruptcy, both of the issuer of the municipal lease and also the municipal agency issuing the certificate of participation.

Derivatives Risk

The Fund may use derivatives or other transactions for investment purposes or for hedging the portfolio’s exposure to high yield credit risk and interest rate risk, which could result in poorer overall performance for the Fund. The Fund’s use of derivatives or other transactions to reduce risk involves costs and will be subject to NAM’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings or other factors. No assurance can be given that NAM’s judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so.

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Market Disruption Risk

Certain events have a disruptive effect on the securities markets, such as terrorist attacks (including the terrorist attacks in the U.S. on September 11, 2001), war and other geopolitical events. The Fund cannot predict the effects of similar events in the future on the U.S. economy. Below investment grade securities tend to be more volatile than higher rated securities so that these events and any actions resulting from them may have a greater impact on the prices and volatility of below investment grade securities than on higher rated securities.

Impact of Offering Methods Risk

The issuance of Common Shares through the various methods described in the Prospectus may have an adverse effect on prices in the secondary market for the Fund’s Common Shares by increasing the number of Common Shares available for sale. In addition, the Common Shares may be issued at a discount to the market price for such Common Shares, which may put downward pressure on the market price for Common Shares of the Fund.

Certain Affiliations

Certain broker-dealers may be considered to be affiliated persons of the Fund, NAM, Nuveen Investments and/or Nuveen. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions, purchase certain adjustable rate senior loans, if applicable, and take advantage of market opportunities. In addition, unless and until the underwriting syndicate is broken in connection with the initial public offering of the Common Shares, the Fund will be precluded from effecting principal transactions with brokers who are members of the syndicate.

Anti-Takeover Provisions

The Fund’s Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares. See “Certain Provisions in the Declaration of Trust.”

HOW THE FUND MANAGES RISK

Investment Limitations

The Fund has adopted certain investment limitations designed to limit investment risk and maintain portfolio diversification. These limitations are fundamental and may not be changed without the approval of the holders of a “majority of the outstanding” Common Shares and MuniPreferred shares voting together as a single class, and the approval of the holders of a “majority of the outstanding” MuniPreferred shares voting as a separate class. When used with respect to particular shares of the Fund, a “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

The Fund may become subject to guidelines which are more limiting than the investment limitations referred to above in order to obtain and maintain ratings from Moody’s, S&P or Fitch on the MuniPreferred Shares, including with respect to the Fund’s hedging strategies described below. The Fund does not anticipate that such guidelines would have a material adverse effect on the Fund’s Common Shareholders or the Fund’s ability to achieve its investment objectives. See “Investment Objectives” in the SAI for information about these guidelines and a complete list of the fundamental and non-fundamental investment policies of the Fund.

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Limited Issuance of MuniPreferred Shares

Under the 1940 Act, the Fund could issue MuniPreferred Shares having a total liquidation value (original purchase price of the shares being liquidated plus any accrued and unpaid dividends) of up to one-half of the value of the asset coverage of the Fund. If the total liquidation value of the MuniPreferred Shares was ever more than one-half of the value of the Fund’s asset coverage, the Fund would not be able to declare dividends on the Common Shares until the liquidation value, as a percentage of the Fund’s assets, was reduced. As of December 31, 2007, the MuniPreferred Shares represented approximately 30% of the Fund’s total capital. This higher than required margin of net asset value provides a cushion against later fluctuations in the value of the Fund’s portfolio and will subject Common Shareholders to less income and net asset value volatility than if the Fund were more leveraged. The Fund intends to purchase or redeem MuniPreferred Shares, if necessary, to keep the liquidation value of the MuniPreferred Shares below one-half of the value of the Fund’s asset coverage.

Management of Investment Portfolio and Capital Structure to Limit Leverage Risk

The MuniPreferred Shares pay dividends at rates based on short- term periods (ranging from seven days to five years), which are reset periodically pursuant to an auction. So long as the Fund’s portfolio is invested in securities that provide a higher rate of return than the dividend rate of the MuniPreferred Shares (after taking expenses into consideration), the leverage will cause you to receive a higher current rate of return than if the Fund were not leveraged.

The Fund may take certain actions if short- or intermediate-term interest rates increase or market conditions otherwise change (or the Fund anticipates such an increase or change) and the Fund’s leverage begins (or is expected) to adversely affect Common Shareholders. In order to attempt to offset such a negative impact of leverage on Common Shareholders, the Fund may shorten the average maturity of its investment portfolio (by investing in short-term, high quality securities) or may extend the dividend rate period of outstanding MuniPreferred Shares.

The Fund may also attempt to reduce the leverage by redeeming or otherwise purchasing MuniPreferred Shares. As explained above under “Risk Factors—Leverage Risk,” the success of any such attempt to limit leverage risk depends on NAM’s ability to accurately predict interest rate or other market changes. Because of the difficulty of making such predictions, the Fund may never attempt to manage its capital structure in the manner described above.

If market conditions suggest that additional leverage would be beneficial, the Fund may sell previously unissued MuniPreferred Shares or MuniPreferred Shares that the Fund previously issued but later repurchased.

Hedging Strategies

The Fund may use various investment strategies designed to limit the risk of bond price fluctuations and to preserve capital. These hedging strategies include using credit default swaps, interest-rate swaps on taxable tax-exempt indices, forward starting rate swaps and options on interest rate swaps, financial futures contracts, options on financial futures or options based on either an index of long-term municipal securities or on taxable debt securities whose prices, in the opinion of NAM, correlate with the prices of the Fund’s investments. These hedging strategies may generate taxable income.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the management of the Fund, including supervision of the duties performed by NAM. The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

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Investment Adviser

Nuveen Asset Management (“NAM”), the Fund’s investment adviser, offers advisory and investment management services to a broad range of mutual fund and closed-end fund clients. NAM is responsible for the selection and on-going monitoring of the securities in the funds’ investment portfolios, managing the funds’ business affairs and providing certain clerical, bookkeeping and other administrative services. NAM is located at 333 West Wacker Drive, Chicago, IL 60606.

NAM is a wholly-owned subsidiary of Nuveen Investments, Inc. (“Nuveen Investments”). Founded in 1898, Nuveen Investments and its affiliates had approximately $172 billion in assets under management or supervision, as of June 30, 2007. On November 13, 2007, Nuveen Investments was acquired by investors led by Madison Dearborn Partners, LLC. Madison Dearborn Partners, LLC is a private equity investment firm based in Chicago, Illinois. The acquisition was deemed to be an “assignment” (as defined in the 1940 Act) of the investment management agreement between NAM and the Fund resulting in the automatic termination of the Agreement. The Fund has entered into a new investment management agreement with NAM at the same fee rate, which was approved by shareholders and took effect on November 13, 2007.

The investors led by Madison Dearborn Partners, LLC included an affiliate of Merrill Lynch which is now an indirect “affiliated person” (as that term is defined in the 1940 Act) of the Fund. As a result, the Fund is generally be prohibited from entering into principal transactions with Merrill Lynch and certain of its affiliates. NAM and the Fund do not believe that this prohibition or limitation has a materially adverse effect on the Fund’s ability to pursue its investment objectives and policies.

There was no change in the portfolio management of the Fund or in the Fund’s investment objective or policies as a result of these transactions.

NAM is responsible for the execution of specific investment strategies and day-to-day investment operations. NAM manages the funds using a team of analysts and portfolio managers that focuses on a specific group of funds. The day-to-day operation of the Fund and the execution of its specific investment strategies is the joint and primary responsibility of John V. Miller and John Wilhelm, the designated portfolio managers of the Fund.

John V. Miller, CFA, joined Nuveen’s investment management team as a credit analyst in 1996, with three prior years of experience in the municipal market with a private account management firm. He has served as co-portfolio manager of the Fund since January 2007, after serving as the sole portfolio manager of the Fund since its inception in 2003. He has been responsible for analysis of high yield credits in the utility, solid waste and energy related sectors. Mr. Miller is a Managing Director of Nuveen (since 2007), previously, Vice President (2002-2007). He was previously an analyst with C.W. Henderson & Assoc., a municipal bond manager for private accounts.

John Wilhelm joined Nuveen Investments in 1999 and currently serves as Vice President of Nuveen Investments. He has served as co-portfolio manager of the Fund since January 2007. Prior to joining Nuveen Investments, Mr. Wilhelm served as a Senior Credit Analyst in the Van Kampen Senior Loan Group.

Additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund is provided in the SAI. The SAI is available free of charge by calling (800) 257-8787 or by visiting Nuveen’s website at http://www.nuveen.com/MF/resources/eReports.aspx.

Investment Management Agreement

Pursuant to an investment management agreement between NAM and the Fund, the Fund’s management fee is separated into two components—a complex-level component, based on the aggregate amount of all fund assets managed by NAM, and a fund-level component, based only on the amount of assets within the Fund. The pricing structure enables Fund shareholders to benefit from growth in assets within each individual fund as well as from growth of complex-wide assets managed by NAM.

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The annual fund-level fee for the Fund is based upon the average daily net assets (including assets attributable to MuniPreferred Shares) of each Fund as follows:

Average Daily Net Assets (including net assets attributable to MuniPreferred Shares)	Fund-Level Fee Rate
For the first $125 million	0.5500%
For the next $125 million	0.5375%
For the next $250 million	0.5250%
For the next $500 million	0.5125%
For the next $1 billion	0.5000%
For net assets over $2 billion	0.4750%

The management fee compensates NAM for overall investment advisory and administrative services and general office facilities. The Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with NAM), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of issuing any MuniPreferred shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

The Fund also pays a complex-level fee to NAM, which is payable monthly and is in addition to the fund-level fee. The complex-level fee is based on the aggregate daily amount of total Managed Assets for all Nuveen sponsored funds in the U.S., as stated in the table below. As of December 31, 2007, the complex-level fee rate was 0.1846%.

The complex-level fee rate is as follows:

Complex-Level Fee Rates

Complex-Level Asset Breakpoint Level(1)	Effective Rate at Breakpoint Level
$55 billion	0.2000%
$56 billion	0.1996%
$57 billion	0.1989%
$60 billion	0.1961%
$63 billion	0.1931%
$66 billion	0.1900%
$71 billion	0.1851%
$76 billion	0.1806%
$80 billion	0.1773%
$91 billion	0.1691%
$125 billion	0.1599%
$200 billion	0.1505%
$250 billion	0.1469%
$300 billion	0.1445%

(1)	The complex-level fee component of the management fee for the funds is calculated based upon the aggregate Managed Assets (“Managed Assets” means the average daily net assets of each fund including assets attributable to preferred stock issued by or borrowings by the Nuveen funds) of Nuveen sponsored funds in the U.S. Complex Managed Assets were approximately $71.5 billion as of December 31, 2007.

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NAM has contractually agreed to reimburse the Fund for fees and expenses in the amounts, and for the time periods, set forth below:

Years Ending November 30,	Percentage Reimbursed (as a Percentage of Managed Assets)	Years Ending November 30,	Percentage Reimbursed (as a Percentage of Managed Assets)
2008	0.32%	2010	0.16%
2009	0.24%	2011	0.08%

NAM has not agreed to reimburse the Fund for any portion of its fees and expenses beyond November 30, 2011.

A discussion regarding the basis for the Board of Trustees’ approval of the investment management agreement for the Fund is available in the Fund’s annual report to shareholders dated October 31 of each year.

NET ASSET VALUE

The Fund’s net asset value per share is determined as of the close of regular session trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the market value of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share. All valuations are subject to review by the Fund’s Board of Trustees or its delegate.

In determining net asset value, expenses are accrued and applied daily and securities and other assets for which market quotations are available are valued at market value. The prices of municipal bonds are provided by a pricing service approved by the Fund’s Board of Trustees. When market price quotes are not readily available (which is usually the case for municipal securities), the pricing service, or, in the absence of a pricing service for a particular security, the Board of Trustees of the Funds, or its designee, may establish fair market value using a wide variety of market data including yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating, market quotes or indications of value from securities dealers, evaluations of anticipated cash flows or collateral, general market conditions and other information and analysis, including the obligor’s credit characteristics considered relevant by the pricing service or the Board of Trustees’ designee. Exchange-listed securities are generally valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities traded on a securities exchange for which there are no transactions on a given day or securities not listed on a securities exchange are valued at the mean of the closing bid and asked prices. Securities traded on Nasdaq are valued at the Nasdaq Official Closing Price. Temporary investments in securities that have variable rate and demand features qualifying them as short-term investments are valued at amortized cost, which approximates market value. See “Net Asset Value” in the SAI for more information.

DISTRIBUTIONS

The Fund pays regular monthly cash distributions to Common Shareholders at a level rate (stated in terms of a fixed cents per Common Share dividend rate) that reflects the past and projected performance of the Fund. Distributions can only be made from net investment income after paying any accrued dividends to MuniPreferred Shareholders.

The Fund’s ability to maintain a level dividend rate will depend on a number of factors, including the rate at which dividends are payable on the MuniPreferred Shares. The net income of the Fund consists of all interest income accrued on portfolio assets less all expenses of the Fund. Expenses of the Fund are accrued each day.

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Over time, all the net investment income of the Fund will be distributed. At least annually, the Fund also intends to effectively distribute net capital gain and ordinary taxable income, if any, after paying any accrued dividends or making any liquidation payments to MuniPreferred Shareholders. Although it does not now intend to do so, the Board of Trustees may change the Fund’s dividend policy and the amount or timing of the distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and historical and projected investment income and the amount of the expenses and dividend rates on the outstanding MuniPreferred Shares.

As explained more fully below in “Tax Matters,” at least annually, the Fund may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise allocable to Common Shareholders and pay federal income tax on the retained gain. As provided under federal tax law, Common Shareholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained net capital gain in their income for the year as a long-term capital gain (regardless of their holding period in the Common Shares), and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time.

DIVIDEND REINVESTMENT PLAN

If your Common Shares are registered directly with the Fund or if you hold your Common Shares with a brokerage firm that participates in the Fund’s Dividend Reinvestment Plan (the “Plan”), you may elect to have all dividends, including any capital gain dividends, on your Common Shares automatically reinvested by the Plan Agent (defined below) in additional Common Shares under the Plan. You may elect to participate in the Plan by completing the Dividend Reinvestment Plan Application Form. If you do not participate, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by State Street Bank and Trust Company as dividend paying agent (the “Plan Agent”).

If you decide to participate in the Plan, the number of Common Shares you will receive will be determined as follows:

(1) If Common Shares are trading at or above net asset value at the time of valuation, the Fund will issue new shares at the then current market price;

(2) If Common Shares are trading below net asset value at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase Common Shares in the open market, on the Exchange or elsewhere, for the participants’ accounts. It is possible that the market price for the Common Shares may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in Common Shares issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase Common Shares in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments; or

(3) If the Plan Agent begins purchasing Fund shares on the open market while shares are trading below net asset value, but the Fund’s shares subsequently trade at or above their net asset value before the Plan Agent is able to complete its purchases, the Plan Agent may cease open-market purchases and may invest the uninvested portion of the distribution in newly-issued Fund shares at a price equal to the greater of the shares’ net asset value or 95% of the shares’ market value.

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You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Common Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Common Shares you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in Common Shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

If you hold your Common Shares with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board of Trustees the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained by writing to State Street Bank and Trust Company, Attn: ComputerShare Nuveen Investments, P.O. Box 43071, Providence, Rhode Island 02940-3071 or by calling (800) 257-8787.

PLAN OF DISTRIBUTION

The Fund may sell the Common Shares offered under this Prospectus through

•	at-the-market transactions;

•	underwriting syndicates; and

•	privately negotiated transactions.

The Fund will bear the expenses of the Offering, including but not limited to, the expenses of preparation of the Prospectus and SAI for the Offering and the expense of counsel and auditors of in connection with the Offering.

Pursuant to a requirement of the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

Distribution Through At-the-Market Transactions

The Fund has entered into a Distribution Agreement with Nuveen, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summary of the Distribution Agreement contained herein is qualified by reference to the Distribution Agreement. Subject to the terms and conditions of the Distribution Agreement, the Fund may from time to time offer its Common Shares through Nuveen to certain broker-dealers which have entered into selected dealer agreements with Nuveen (the “ATM Program”).

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Common Shares will only be sold on such days as shall be agreed to by the Fund and Nuveen. Common Shares will be sold at market prices, which shall be determined with reference to trades on the Exchange, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value per Common Share plus the per share amount of the commission to be paid to Nuveen. The Fund and Nuveen will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen with respect to sales of the Common Shares at a commission rate of up to 3% of the gross sales price per share of Common Shares sold. Nuveen will compensate broker-dealers participating in the offering at a rate of up to 2.40% of the gross sales price per share of Common Shares sold by that broker-dealer. Nuveen may from time to time change the dealer re-allowance. In addition, out of its own assets, Nuveen intends to compensate broker-dealers for advice relating to the development, structuring and on-going operation of the ATM Program. Nuveen Investments will enter into an agreement with UBS for the provision of such services and will compensate UBS at the rate of $10,000 per calendar quarter for each Nuveen fund in the ATM Program (the “ATM Program Fee”), up to a maximum amount of $200,000. The ATM Program Fee will be paid quarterly in arrears with respect to quarters during which there is fund activity under the ATM Program. The ATM Program Fee may be deemed by FINRA to constitute compensation to UBS in connection with the ATM Program. Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.

In connection with the sale of the Common Shares on behalf of the Fund, Nuveen may be deemed to be an underwriter within the meaning of the 1933 Act, and the compensation of Nuveen may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a further Prospectus supplement, Nuveen will act as underwriter on a reasonable efforts basis.

The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen each have the right to terminate the Distribution Agreement in its discretion at any time.

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

Distribution Through Underwriting Syndicates

The Fund from time to time may issue additional Common Shares through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Shares, underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen, one of the Fund’s underwriters, and the underwriting syndicate.

The Fund will offer its shares at price equal to a specified discount of up to 2% from the closing market price of the Fund’s Common Shares on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross per share offering price. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per Common Share or (ii) 94% of the closing market price of the Fund’s Common Shares on the day prior to the offering date.

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Distribution Through Privately Negotiated Transactions

The Fund, through Nuveen, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Shares.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Shares through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

Common Shares issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the net asset value per Common Share of the Fund’s Common Shares or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the Fund’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis.

DESCRIPTION OF SHARES

Common Shares

The Declaration authorizes the issuance of an unlimited number of Common Shares. The Common Shares being offered have a par value of $0.01 per share and, subject to the rights of holders of MuniPreferred Shares, have equal rights to the payment of dividends and the distribution of assets upon liquidation. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed in “Certain Provisions in the Declaration of Trust,” non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Whenever MuniPreferred Shares are outstanding, Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on MuniPreferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to MuniPreferred Shares would be at least 200% after giving effect to the distributions. See “—MuniPreferred Shares” below.

The Common Shares have been approved for listing on the Exchange, subject to notice of issuance. The Fund intends to hold annual meetings of shareholders so long as the Common Shares are listed on a national securities exchange and such meetings are required as a condition to such listing. The Fund will not issue share certificates.

Unlike open-end funds, closed-end funds like the Fund do not provide daily redemptions. Rather, if a shareholder determines to buy additional Common Shares or sell shares already held, the shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than net asset value. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value.

Because the market value of the Common Shares may be influenced by such factors as distribution levels (which are in turn affected by expenses), call protection, dividend stability, portfolio credit quality, net asset value, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the control of the Fund, the Fund cannot assure you that Common Shares will trade at a price equal to or higher than net asset value in the future. The Common Shares are designed primarily for long-term investors, and investors in the Common Shares should not view the Fund as a vehicle for trading purposes. See “Repurchase of Fund Shares; Conversion to Open-End Fund.”

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MuniPreferred Shares

The Declaration authorizes the issuance of an unlimited number of MuniPreferred Shares in one or more classes or series, with rights as determined by the Board of Trustees, by action of the Board of Trustees without the approval of the Common Shareholders.

The fund’s Board of Trustees authorized the offering of MuniPreferred Shares. As of December 31, 2007, there were $155 million in MuniPreferred Shares issued and outstanding. The MuniPreferred Shares pay dividends at rates based on short-term periods (ranging from seven days to five years) (which are reset periodically pursuant to an auction). The preference on distribution, liquidation preference, voting rights and redemption provisions of the MuniPreferred Shares are as stated below.

Limited Issuance of MuniPreferred Shares.    Under the 1940 Act, the Fund could issue MuniPreferred Shares with an aggregate liquidation value of up to one-half of the value of the Fund’s total net assets, measured immediately after issuance of the MuniPreferred Shares. “Liquidation value” means the original purchase price of the shares being liquidated plus any accrued and unpaid dividends. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the MuniPreferred Shares is less than one-half of the value of the Fund’s total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution.

Distribution Preference.    The MuniPreferred Shares have complete priority over the Common Shares as to distribution of assets.

Liquidation Preference.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of MuniPreferred Shares will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to Common Shareholders.

Voting Rights.    MuniPreferred Shares are required to be voting shares and to have equal voting rights with Common Shares. Except as otherwise indicated in this Prospectus or the SAI and except as otherwise required by applicable law, holders of MuniPreferred Shares will vote together with Common Shareholders as a single class.

Holders of MuniPreferred Shares, voting as a separate class, will be entitled to elect two of the Fund’s trustees (following the establishment of the Fund by an initial trustee, the Declaration provides for a total of no less than two and no more than 12 trustees). The remaining trustees will be elected by Common Shareholders and holders of MuniPreferred Shares, voting together as a single class. In the unlikely event that two full years of accrued dividends are unpaid on the MuniPreferred Shares, the holders of all outstanding MuniPreferred Shares, voting as a separate class, will be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment. In order for the Fund to take certain actions or enter into certain transactions, a separate class vote of holders of MuniPreferred Shares will be required, in addition to the single class vote of the holders of MuniPreferred Shares and Common Shares. See “Certain Provisions in the Declaration of Trust” and the SAI under “Description of Shares—MuniPreferred Shares—Voting Rights.”

Redemption, Purchase and Sale of MuniPreferred Shares.    The terms of the MuniPreferred Shares provide that they may be redeemed by the issuer at certain times, in whole or in part, at the original purchase price per share plus accumulated dividends. Any redemption or purchase of MuniPreferred Shares by the Fund will reduce the leverage applicable to Common Shares, while any issuance of shares by the Fund will increase such leverage.

The Fund applied for and obtained ratings for its MuniPreferred Shares from two NRSROs. As long as MuniPreferred Shares are outstanding, the composition of the Fund’s portfolio would reflect guidelines established by such NRSROs. Based on previous guidelines established by such NRSROs for the securities of other issuers, the Fund anticipates that the guidelines may impose asset coverage or portfolio composition

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requirements that are more stringent than those imposed on the Fund by the 1940 Act. However, at this time, no assurance can be given as to the nature or extent of the guidelines that may be imposed in connection with obtaining a rating of any MuniPreferred shares. See “Investment Objectives” in the SAI.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the trustees. The Declaration further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.

The Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. Specifically, the Declaration requires a vote by holders of at least two-thirds of the Common Shares and MuniPreferred shares, voting together as a single class, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund, or a series or class of the Fund, with any corporation, association, trust or other organization or a reorganization of the Fund, or a series or class of the Fund, (3) a sale, lease or transfer of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), (4) in certain circumstances, a termination of the Fund, or a series or class of the Fund, or (5) a removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-laws, in which case the affirmative vote of the holders of at least a majority of the Fund’s Common Shares and MuniPreferred shares outstanding at the time, voting together as a single class, is required; provided, however, that where only a particular class or series is affected (or, in the case of removing a trustee, when the trustee has been elected by only one class), only the required vote by the applicable class or series will be required. Approval of shareholders is not required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. In the case of the conversion of the Fund to an open-end investment company, or in the case of any of the foregoing transactions constituting a plan of reorganization which adversely affects the holders of MuniPreferred shares, the action in question will also require the affirmative vote of the holders of at least two-thirds of the Fund’s MuniPreferred shares outstanding at the time, voting as a separate class, or, if such action has been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-laws, the affirmative vote of the holders of at least a majority of the Fund’s MuniPreferred shares outstanding at the time, voting as a separate class. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the Common Shares and MuniPreferred shares, voting together as a single class. The votes required to approve the conversion of the Fund from a closed-end to an open-end investment company or to approve transactions constituting a plan of reorganization which adversely affects the holders of MuniPreferred shares are higher than those required by the 1940 Act. The Board of Trustees believes that the provisions of the Declaration relating to such higher votes are in the best interest of the Fund and its shareholders. See the SAI under “Certain Provisions in the Declaration of Trust.”

The provisions of the Declaration described above could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially

38

requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objectives and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Shareholders.

Reference should be made to the Declaration on file with the SEC for the full text of these provisions.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and as such its shareholders will not have the right to cause the Fund to redeem their shares. Instead, the Common Shares will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, dividend stability, portfolio credit quality, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of closed-end investment companies may frequently trade at prices lower than net asset value, the Fund’s Board of Trustees has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of Common Shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at net asset value, or the conversion of the Fund to an open-end investment company. The Fund cannot assure you that its Board of Trustees will decide to take any of these actions, or that share repurchases or tender offers will actually reduce market discount.

If the Fund converted to an open-end investment company, it would be required to redeem all MuniPreferred shares then outstanding (requiring in turn that it liquidate a portion of its investment portfolio), and the Common Shares would no longer be listed on the Exchange. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. See the SAI under “Certain Provisions in the Declaration of Trust” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Before deciding whether to take any action if the Common Shares trade below net asset value, the Board would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its shareholders, and market considerations. Based on these considerations, even if the Fund’s shares should trade at a discount, the Board of Trustees may determine that, in the interest of the Fund and its shareholders, no action should be taken. See the SAI under “Repurchase of Fund Shares; Conversion to Open-End Fund” for a further discussion of possible action to reduce or eliminate such discount to net asset value.

TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences to them of investing in the Fund.

The Fund intends to elect to be treated and to qualify each year as a regulated investment company (“RIC”) under Subchapter M of the Code. In order to qualify as a RIC, the Fund must satisfy certain requirements regarding the sources of its income, the diversification of its assets and the distribution of its income. As a RIC, the Fund is not expected to be subject to federal income tax. The Fund primarily invests in municipal securities issued by states, cities and local authorities and certain possessions and territories of the United States (such as

39

Puerto Rico or Guam) or municipal securities whose income is otherwise exempt from regular federal income taxes. Thus, substantially all of the Fund’s dividends paid to you should qualify as “exempt-interest dividends.” A shareholder treats an exempt-interest dividend as interest on state and local bonds exempt from regular federal income tax. Federal income tax law imposes an alternative minimum tax with respect to corporations, individuals, trust and estates. Interest on certain municipal obligations, such as certain private activity bonds is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from such municipal obligations, a portion of the dividends paid by the Fund, although exempt from regular federal income tax, will be taxable to shareholders to the extent that their tax liability is determined under the federal alternative minimum tax. The Fund will annually provide a report indicating the percentage of the Fund’s income attributable to municipal obligations subject to the federal alternative minimum tax. Corporations are subject to special rules in calculating their federal alternative minimum taxable income with respect to interest from such municipal obligations.

In addition to exempt-interest dividends, the Fund may also distribute to its shareholders amounts that are treated as long-term capital gain or ordinary income (which may include short-term capital gains). These distributions may be subject to federal, state and local taxation, depending on a shareholder’s situation. If so, they are taxable whether or not such distributions are reinvested. Capital gain distributions are generally taxable at rates applicable to long-term capital gains regardless of how long a shareholder has held its shares. Long-term capital gains are currently taxable at a maximum rate of 15%. Absent further legislation, the maximum 15% rate on long-term capital gains will cease to apply to taxable years beginning after December 31, 2010. The Fund does not expect that any part of its distributions to shareholders from its investments will qualify for the dividends-received deduction available to corporate shareholders or as “qualified dividend income” available to noncorporate shareholders.

As a regulated investment company, the Fund will not be subject to federal income tax in any taxable year provided that it meets certain distribution requirements. As described in “Distributions” above, the Fund may retain for investment some (or all) of its net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount; (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any; and (iii) to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence.

Dividends declared by the Fund in October, November or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.

Each shareholder will receive an annual statement summarizing the shareholder’s dividend and capital gains distributions.

The redemption, sale or exchange of Common Shares normally will result in capital gain or loss to holders of Common Shares who hold their shares as capital assets. Generally a shareholder’s gain or loss will be long-term capital gain or loss if the shares have been held for more than one year even though the increase in value in such Common Shares is attributable to tax-exempt interest income. Present law taxes both long-term and short-term capital gains of corporations at the same rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently taxed at a maximum rate of 15%, while short-term capital gains and other ordinary income are currently taxes at ordinary income rates. As noted above, absent further legislation, the maximum rates applicable to long-term capital gains will cease to apply to taxable years

40

beginning after December 31, 2010. Any loss on the sale of Common Shares that have been held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received with respect to such Common Shares. If a shareholder sells or otherwise disposes of Common Shares before holding them for six months, any loss on the sale or disposition will be treated as a long-term capital loss to the extent of any capital gain dividends received by the common shareholder. Any loss realized on a sale or exchange of shares of the Fund will be disallowed to the extent those shares of the Fund are replaced by other substantially identical shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the original shares. In that event, the basis of the replacement shares of the Fund will be adjusted to reflect the disallowed loss.

Any interest on indebtedness incurred or continued to purchase or carry the Fund’s shares to which exempt-interest dividends are allocated is not deductible. Under certain applicable rules, the purchase or ownership of shares may be considered to have been made with borrowed funds even though such funds are not directly used for the purchase or ownership of the shares. In addition, if you receive social security or certain railroad retirement benefits, you may be subject to U.S. federal income tax on a portion of such benefits as a result of receiving investment income, including exempt-interest dividends and other distributions paid by the Fund.

As with all investment companies, the Fund may be required to withhold U.S. federal income tax at the current rate of 28% of all taxable distributions payable to a shareholder if the shareholder fails to provide the Fund with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, One Federal Street, Boston, Massachusetts 02110. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is also State Street (“Transfer Agent”). The Transfer Agent is located at 250 Royall Street, Canton, Massachusetts 02021.

LEGAL OPINION

Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Morgan, Lewis & Bockius LLP.

AVAILABLE INFORMATION

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the 1940 Act and is required to file reports, proxy statements and other information with the SEC. These documents can be inspected and copied for a fee at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549, and Northeast Regional Office, Woolworth Building, 233 Broadway, New York, NY 10013-2409. Reports, proxy statements, and other information about the Fund can be inspected at the offices of the Exchange.

This Prospectus does not contain all of the information in the Fund’s Registration Statement, including amendments, exhibits, and schedules. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference.

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Additional information about the Fund and Common Shares can be found in the Fund’s Registration Statement (including amendments, exhibits, and schedules) on Form N-2 filed with the SEC. The SEC maintains a web site (http://www.sec.gov) that contains each Fund’s Registration Statement, other documents incorporated by reference, and other information the Fund has filed electronically with the SEC, including proxy statements and reports file under the Exchange Act. Additional information may be found on the internet at http://www.nuveen.com.

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APPENDIX A

TAXABLE EQUIVALENT YIELD TABLE

The taxable equivalent yield is the current yield you would need to earn on a taxable investment in order to equal a stated tax-free yield on a municipal investment. To assist you to more easily compare municipal investments like the Fund with taxable alternative investments, the table below presents the approximate taxable equivalent yields for individuals for a range of hypothetical tax-free yields assuming the stated marginal federal tax rates for 2007 listed below:

TAXABLE EQUIVALENT OF TAX-FREE YIELDS*

TAX-FREE YIELDS

SINGLE-RETURN BRACKET	JOINT-RETURN BRACKET	FEDERAL TAX RATE	4.00%	4.25%	4.50%	4.75%	5.00%	5.25%	5.50%
0-$7,825	0-$15,650	10.0%	4.44%		5.00%		5.56%		6.11%
$7,825-$31,850	$15,650-$63,700	15.0%	4.71%		5.29%		5.88%		6.47%
$31,850-$77,100	$63,700-$128,500	25.0%	5..33%		6.00%		6.67%		7.33%
$77,100-$160,850	$128,500-$195,850	28.0%	5.56%		6.25%		6.94%		7.64%
$160,850-$349,700	$195,850-$349,700	33.0%	5.97%		6.72%		7.46%		8.21%
Over $349,700	Over $349,700	35.0%	6.15%		6.92%		7.69%		8.46%

5.75%	6.00%	6.25%	6.50%	6.75%	7.00%	7.25%	7.50%
	6.67%		7.22%		7.78%		8.33%
	7.06%		7.65%		8.24%		8.82%
	8.00%		8.67%		9.33%		10.00%
	8.33%		9.03%		9.72%		10.42%
	8.96%		9.70%		10.45%		11.19%
	9.23%		10.00%		10.77%		11.54%

*	Please note that the table does not reflect (i) any federal limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credits, (ii) any state or local taxes imposed, or (iii) any alternative minimum taxes or any taxes other than federal personal income taxes.

A-1

STATEMENT OF ADDITIONAL INFORMATION

2.4 Million Common Shares

Nuveen Municipal High Income Opportunity Fund

PROSPECTUS

February 29, 2008

EPR-NMZ-0208D

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

333 West Wacker Drive

Chicago, Illinois 60606

STATEMENT OF ADDITIONAL INFORMATION

DATED February 29, 2008

Nuveen Municipal High Income Opportunity Fund (the “Fund”) is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund was organized on October 8, 2003 as Nuveen Municipal High Yield Opportunity Fund, but changed its name to Nuveen Municipal High Income Opportunity Fund effective October 15, 2003.

This Statement of Additional Information relating to common shares of the Fund (“Common Shares”) does not constitute a Prospectus, but should be read in conjunction with the Fund’s Prospectus relating thereto dated February 29, 2008 (the “Prospectus”). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing common shares. Investors should obtain and read the Fund’s Prospectus prior to purchasing such shares. In addition, the Fund’s financial statements and the independent registered public accounting firm’s report therein included in the Fund’s annual report dated October 31, 2007, are incorporated herein by reference. A copy of the Fund’s Prospectus may be obtained without charge by calling (800) 257-8787. You may also obtain a copy of the Fund’s Prospectus on the U.S. Securities and Exchange Commission’s “SEC” web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

-i-

USE OF PROCEEDS

The Fund will invest 100% of the net proceeds of an offering in accordance with the Fund’s investment objectives and policies as stated below. It is presently anticipated that the Fund will be able to invest substantially all of the net proceeds in securities that meet the Fund’s investment objective and policies within three months from the month in which the proceeds from an offering are received by the Fund.

Pending investment in municipal securities that meet the Fund’s investment objectives and policies, the net proceeds of an offering will be invested in high quality, short-term tax-exempt money market securities or in high quality municipal securities with relatively low volatility (such as pre-refunded and intermediate-term bonds), to the extent such securities are available. If necessary to invest fully the net proceeds of an offering immediately, the Fund may also purchase, as temporary investments, short-term taxable investments of the type described under “Investment Policies and Techniques—Investment Policies,” the income on which is subject to regular federal income tax and securities of other open or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly.

INVESTMENT OBJECTIVES

The Fund’s primary investment objective is to provide high current income exempt from regular federal income tax. The Fund’s secondary investment objective is to seek attractive total return consistent with its primary objective. Any capital appreciation realized by the Fund will generally result in the distribution of taxable capital gains to shareholders. The Fund seeks to achieve its investment objectives by investing in municipal securities that NAM believes are underrated and undervalued. The Fund cannot assure you that it will achieve its investment objectives. The Fund’s investment objectives are fundamental policies of the Fund.

INVESTMENT RESTRICTIONS

Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding common shares and, if issued, MuniPreferred shares (as hereinafter defined) voting together as a single class, and of the holders of a majority of the outstanding MuniPreferred shares voting as a separate class:

(1) Under normal circumstances, invest less than 80% of the Fund’s net assets (plus any borrowings for investment purposes) in investments the income from which is exempt from regular federal income tax;

(2) Issue senior securities, as defined in the 1940 Act, other than MuniPreferred shares, except to the extent permitted under the 1940 Act and except as otherwise described in the Prospectus;

(3) Borrow money, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act;

(4) Act as underwriter of another issuer’s securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) in connection with the purchase and sale of portfolio securities;

(5) Invest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users;

(6) Purchase or sell real estate, but this shall not prevent the Fund from investing in municipal securities secured by real estate or interests therein or foreclosing upon and selling such real estate;

(7) Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts or derivative instruments or from investing in securities or other instruments backed by physical commodities);

(8) Make loans, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act;

(9) With respect to 75% of the value of the Fund’s total assets, purchase any securities (other than obligations issued or guaranteed by the United States government or by its agencies or instrumentalities), if as a result more than 5% of the Fund’s total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; and

(10) Invest in securities other than municipal securities and short-term securities, as described in the Prospectus, except the Fund may invest up to 5% of its net assets in tax-exempt or taxable fixed-income or equity securities for the purpose of acquiring control of an issuer whose municipal securities (a) the Fund already owns and (b) have deteriorated or are expected shortly to deteriorate significantly in credit quality, provided NAM determines such investment should enable the Fund to maximize better its existing investment in such issuer. For purposes of the foregoing and “Description of Shares—MuniPreferred Shares—Voting Rights” below, “majority of the outstanding,” when used with respect to particular shares of the Fund, means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

For the purpose of applying the limitation set forth in subparagraph (9) above, an issuer shall be deemed the sole issuer of a security when its assets and revenues are separate from other governmental entities and its securities are backed only by its assets and revenues. Similarly, in the case of a non-governmental issuer, such as an industrial corporation or a privately owned or operated hospital, if the security is backed only by the assets and revenues of the non-governmental issuer, then such non-governmental issuer would be deemed to be the sole issuer. Where a security is also backed by the enforceable obligation of a superior or unrelated governmental or other entity (other than a bond insurer), it shall also be included in the computation of securities owned that are issued by such governmental or other entity. Where a security is guaranteed by a governmental entity or some other facility, such as a bank guarantee or letter of credit, such a guarantee or letter of credit would be considered a separate security and would be treated as an issue of such government, other entity or bank. When a municipal security is insured by bond insurance, it shall not be considered a security that is issued or guaranteed by the insurer; instead, the issuer of such municipal security will be determined in accordance with the principles set forth above. The foregoing restrictions do not limit the percentage of the Fund’s assets that may be invested in municipal securities insured by any given insurer.

Under the 1940 Act, the Fund may invest only up to 10% of its Managed Assets in the aggregate in shares of other investment companies and only up to 5% of its Managed Assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a stockholder in any investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s management, advisory and administrative fees with respect to assets so invested. Holders of common shares would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein. As described in the Prospectus in the section entitled “Risk Factors”, the net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees. The Fund may not:

(1) Sell securities short, unless the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold at no added cost, and provided that transactions in options, futures contracts, options on futures contracts, or other derivative instruments are not deemed to constitute selling securities short.

(2) Purchase securities of open-end or closed-end investment companies except in compliance with the Investment Company Act of 1940 or any exemptive relief obtained thereunder.

(3) Enter into futures contracts or related options or forward contracts, if more than 30% of the Fund’s net assets would be represented by futures contracts or more than 5% of the Fund’s net assets would be committed to initial margin deposits and premiums on futures contracts and related options.

(4) Purchase securities when borrowings exceed 5% of its total assets if and so long as MuniPreferred shares are outstanding.

(5) Purchase securities of companies for the purpose of exercising control, except as otherwise permitted in the Fund’s Prospectus and statement of additional information.

The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

The Fund applied for and obtained ratings for its preferred shares (called “MuniPreferred” herein) from Moody’s and S&P. In order to maintain the required ratings, the Fund is required to comply with investment quality, diversification and other guidelines established by such rating agencies. The guidelines are more restrictive than the restrictions set forth above, including with respect to the Fund’s hedging strategies. Moody’s and S&P receive fees in connection with their ratings issuances. A description of the guidelines may be found in the Fund’s Statement of Preferences.

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Fund’s investment objectives, policies, and techniques that are described in the Fund’s Prospectus.

INVESTMENT PHILOSOPHY AND PROCESS

INVESTMENT PHILOSOPHY. NAM believes that the unique tax treatment of municipal securities and the structural characteristics in the municipal securities market create attractive opportunities to enhance the after-tax total return and diversification of the investment portfolios of taxable investors. NAM believes that these unique characteristics also present unique risks that may be managed to realize the benefits of the asset class.

After-Tax Income Potential: The primary source of total return from municipal securities comes from the tax-exempt income derived therefrom. NAM believes that, at acceptable levels of credit risk and maturity principal risk, the municipal securities market offers the potential for higher after-tax income when compared with other fixed income markets.

Managing Multi-Faceted Risks: Risk in the municipal securities market is derived from multiple sources, including credit risk at the issuer and sector levels, structural risks such as call risk, yield curve risk, and legislative and tax-related risks. NAM believes that managing these risks at both the individual security and Fund portfolio levels is an important element of realizing the after-tax income and total return potential of the asset class.

Opportunities for Diversification: As of September 30, 2007, the municipal securities market aggregated approximately $2.4 trillion, and over 50,000 issuers, collectively, with a wide array of financing purposes, security terms, offering structures, and credit quality. NAM believes that the size and depth of the municipal securities market may facilitate the creation of a diversified portfolio that reduces exposure to the risks of individual issuers and may lower correlations to other credit and market risks within an investor’s overall portfolio.

Market Inefficiencies: NAM believes that the scale and intricacy of the municipal securities market often results in pricing anomalies and other inefficiencies that can be identified and capitalized on through trading strategies.

INVESTMENT PROCESS. NAM believes that a bottom-up, value-oriented investment strategy that seeks to identify underrated and undervalued securities and sectors is positioned to capture the opportunities inherent in the municipal securities market and potentially outperform the general municipal securities market over time. The primary elements of NAM’s investment process are:

Credit Analysis and Surveillance: NAM focuses on bottom-up, fundamental analysis of municipal securities issuers. Analysts screen each sector for issuers that meet the fundamental tests of creditworthiness and favor those securities with demonstrable growth potential, solid coverage of debt service and a priority lien on hard assets, dedicated revenue streams or tax resources. As part of NAM’s overall risk management process, analysts actively monitor the credit quality of portfolio holdings.

Sector Analysis: Organized by sector, analysts continually assess the key issues and trends affecting each sector In order to maintain a sector outlook. Evaluating such factors as historical default rates and average credit spreads within each sector, analysts provide top-down analysis that supports decisions to overweight or underweight a given sector in a portfolio.

Diversification: NAM seeks to invest in a large number of sectors, states and specific issuers in order to help insulate a portfolio from events that affect any individual industry, geographic location or credit. Portfolio managers normally seek to limit exposure to individual credits over the long-term. Portfolio managers also seek to diversify other portfolio level risks, including exposure to calls, and to manage a portfolio’s interest rate sensitivity within tolerance bands relative to the relevant benchmark.

Trading Strategies: Through its trading strategies, NAM seeks to enhance portfolio value by trading to take advantage of inefficiencies found in the municipal market. This may entail selling issues NAM deems to be overvalued and purchasing issues NAM considers to be undervalued.

Sell Discipline: NAM generally sells securities when it (i) determines a security has become overvalued or over-rated, (ii) identifies credit deterioration, or (iii) modifies a portfolio strategy, such as sector allocation. NAM may also sell securities when such securities exceed the portfolio’s diversification targets.

INVESTMENT POLICIES

Under normal circumstances, the Fund will invest its Managed Assets in a portfolio of municipal securities that pay interest that is exempt from regular federal income tax. It is a fundamental policy of the Fund that its investment in municipal securities paying interest that is exempt from regular federal income tax will, under normal circumstances, comprise at least 80% of the Fund’s Managed Assets.

Under normal circumstances, and except for the temporary investments described below, the Fund expects to be fully invested (at least 95% of its Managed Assets) in such tax-exempt municipal securities described above. Up to 30% of the Fund’s Managed Assets may be invested in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals. For a discussion of how the federal alternative minimum tax may affect shareholders, see “Tax Matters.”

The Fund will invest at least 50% of its Managed Assets in investment grade quality municipal securities. A security is considered investment grade quality if it is rated within the four highest grades (Baa or BBB or better by Moody’s, S&P or Fitch) by all NRSROs that rate such security, or if it is unrated but judged to be of comparable quality by NAM.

The Fund may invest up to 50% of its Managed Assets in municipal securities that at the time of investment are rated below investment grade. Below investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs but rated below investment grade by at least one NRSRO. No more than 5% of the Fund’s Managed Assets may be invested in municipal securities rated below B3/B- or that are unrated but judged to be of comparable quality by NAM. This means that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities).

As of December 31, 2007, the Fund invested approximately 45% of its total investments in municipal securities rated investment grade or unrated but judged to be of comparable quality by NAM and approximately 55% of its total investments in municipal securities rated below investment grade or unrated but judged to be of comparable quality by NAM. The relative percentages of the value of the investments attributable to investment grade municipal securities and to below investment grade municipal securities could change over time as a result of rebalancing the Fund’s assets by NAM, market value fluctuations, issuance of additional shares and other events.

Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses, or to refinance outstanding debt.

Municipal securities may also be issued for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal securities that represent lease obligations, municipal notes, pre-refunded municipal securities, private activity bonds, tender option bonds and other forms of municipal securities.

Municipal securities of below investment grade quality (Ba/BB or below) are commonly referred to as junk bonds. Issuers of securities rated Ba/BB or B are regarded as having current capacity to make principal and interest payments but are subject to business, financial or economic conditions which could adversely affect such payment capacity. Municipal securities rated Baa or BBB are considered “investment grade” securities; municipal securities rated Baa are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics, while municipal securities rated BBB are regarded as having adequate capacity to pay principal and interest. Municipal securities rated Aaa or AAA in which the Fund may invest may have been so rated on the basis of the existence of insurance guaranteeing the timely payment, when due, of all principal and interest. Municipal securities rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Municipal securities rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad. The market for unrated municipal securities is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling its portfolio securities. The Fund will be more dependent on NAM’s research and analysis when investing in these securities.

The Fund may invest in distressed securities, which are securities issued by companies that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition by the Fund. The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. Distressed securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment.

Investments in lower rated or unrated securities may present special tax issues for the Fund to the extent that the issuers of these securities default on their obligations pertaining thereto, and the federal income tax consequences to the Fund as a holder of such distressed securities may not be clear.

A general description of Moody’s, S&P’s and Fitch’s ratings of municipal securities is set forth in Appendix B hereto. The ratings of Moody’s, S&P and Fitch represent their opinions as to the quality of the municipal securities they rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, municipal securities with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

The Fund will primarily invest in municipal securities with long-term maturities in order to maintain a weighted average maturity of 15 to 30 years, but the weighted average maturity of obligations held by the Fund may be shorter, depending on market conditions. As a result, the Fund’s portfolio at any given time may include both long-term and intermediate-term municipal securities. Moreover, during temporary defensive periods (e.g., times when, in NAM’s opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt securities market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, including the period during which the net proceeds of an offering are being invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term securities that may be either tax-exempt or taxable and up to 10% of its Managed Assets in securities of other open or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly. The Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short-term investments are not available at reasonable prices and yields. Tax-exempt short-term investments include various obligations issued by state and local governmental issuers, such as tax-exempt notes (bond anticipation notes, tax anticipation notes and revenue anticipation notes or other such municipal bonds maturing in three years or less from the date of issuance) and municipal commercial paper. The Fund will invest only in taxable short-term investments which are U.S. government securities or securities rated within the highest grade by Moody’s, S&P or Fitch, and which mature within one year from the date of purchase or carry a variable or floating rate of interest. See Appendix A for a general description of Moody’s, S&P’s and Fitch’s ratings of securities in such categories. Taxable short-term investments of the Fund may include certificates of deposit issued by U.S. banks with assets of at least $1 billion, or commercial paper or corporate notes, bonds or debentures with a remaining maturity of one year or less, or repurchase agreements. See “Investment Policies and Techniques.” To the extent the Fund invests in taxable investments, the Fund will not at such times be in a position to achieve its investment objective of tax-exempt income.

The foregoing policies as to ratings of portfolio investments will apply only at the time of the purchase of a security, and the Fund will not be required to dispose of securities in the event Moody’s, S&P or Fitch downgrades its assessment of the credit characteristics of a particular issuer.

Obligations of issuers of municipal securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Bankruptcy Reform Act of 1978. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its municipal securities may be materially affected.

The Fund presently intends to limit its investment in tobacco settlement bonds to no more than 10% of its Managed Assets.

Subject to guidelines which are imposed in connection with the Fund’s investment grade rating on the MuniPreferred shares, the Fund may invest a significant portion of its Managed Assets in broad segments of the municipal securities market, such as revenue obligations of hospitals and other health care facilities, special taxing districts, securities issued to finance charter schools and other private educational facilities, municipal utility securities, industrial development bonds and other private activity bonds. Subject to the availability of suitable investment opportunities, NAM will attempt to minimize the sensitivity of the Fund’s portfolio to credit and other risks associated with a particular sector or industry. However, if the Fund invests a significant portion of its Managed Assets in the segments noted above, the Fund will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers in such segments of the municipal securities market. To the extent that the Fund focuses its Managed Assets in the hospital and healthcare facilities sector, the Fund will be subject to risks associated with such sector, including adverse government regulation and reduction in reimbursement rates, as well as government approval of products and services and intense competition. Securities issued to finance charter schools and other private educational facilities will be subject to various risks, including the reversal of legislation authorizing or funding charter schools, the failure to renew or secure a charter, the failure of a funding entity to appropriate necessary funds and competition from alternatives such as voucher programs. Issuers of municipal utility securities can be significantly affected by government regulation, financing difficulties, supply and demand of services or fuel and natural resource conservation.

Up to 30% of the Fund’s Managed Assets may be invested in municipal securities subject to the federal alternative minimum tax applicable to individuals. Special federal alternative minimum tax rules apply to corporate investors. For a discussion of how the federal alternative minimum tax may affect shareholders, see “Tax Matters.”

Upon NAM’s recommendation, during temporary defensive periods and in order to keep the Fund’s cash fully invested, including the period during which the net proceeds of an offering of common shares or MuniPreferred shares are being invested, the Fund may deviate from its investment objectives and invest up to 100% of its Managed Assets in short-term investments including high quality, short-term securities that may be either tax-exempt or taxable. To the extent the Fund invests in taxable short-term investments, the Fund will not at such times be in a position to achieve that portion of its investment objective of seeking current income exempt from regular federal income tax. For further information, see “Short-Term Investments” below.

Municipal Leases and Certificates of Participation. Also included within the general category of municipal securities described in the Fund’s Prospectus are municipal leases, certificates of participation in such lease obligations or installment purchase contract obligations (hereinafter collectively called “Municipal Lease Obligations”) of municipal authorities or entities. Although a Municipal Lease Obligation does not constitute a general obligation of the municipality for which the municipality’s taxing power is pledged, a Municipal Lease Obligation is ordinarily backed by the municipality’s covenant to budget for, appropriate and make the payments due under the Municipal Lease Obligation. However, certain Municipal Lease Obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a “non-appropriation” lease, the Fund’s ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition or releasing of the property might prove difficult. In order to reduce this risk, the Fund will only purchase Municipal Lease Obligations where NAM believes the issuer has a strong incentive to continue making appropriations until maturity.

Pre-Refunded Municipal Securities. The principal of and interest on pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

Private Activity Bonds. Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, although the current federal tax laws place substantial limitations on the size of such issues. The Fund’s distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax.

Tender Option Bonds. A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond’s fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrade in the credit rating assigned to the issuer of the bond. The Fund intends to invest in tender option bonds the interest on which will, in the opinion of bond counsel, counsel for the issuer of interests therein or counsel selected by NAM, be exempt from regular federal income tax. However, because there can be no assurance that the IRS will agree with such counsel’s opinion in any particular case, there is a risk that the Fund will not be considered the owner of such tender option bonds and thus will not be entitled to treat such interest as exempt from such tax. Additionally, the federal income tax treatment of certain other aspects of these investments, including the proper tax treatment of tender option bonds and the associated fees in relation to various regulated investment company tax provisions, is unclear. The Fund intends to manage its portfolio in a manner designed to eliminate or minimize any adverse impact from the tax rules applicable to these investments.

Special Taxing Districts. Special taxing districts are organized to plan and finance infrastructure development to induce residential, commercial and industrial growth and redevelopment. The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

HEDGING STRATEGIES AND OTHER USES OF DERIVATIVES

The Fund may periodically engage in hedging transactions, and otherwise use various types of derivative instruments, described below, to reduce risk, to effectively gain particular market exposures, to seek to enhance returns, and to reduce transaction costs, among other reasons.

“Hedging” is a term used for various methods of seeking to preserve portfolio capital value by offsetting price changes in one investment through making another investment whose price should tend to move in the opposite direction.

A “derivative” is a financial contract whose value is based on (or “derived” from) a traditional security (such as a stock or a bond), an asset (such as a commodity like gold), or a market index (such as the Lehman Municipal Bond Index). Some forms of derivatives may trade on exchanges, while non-standardized derivatives, which tend to be more specialized and complex, trade in “over-the-counter” or a one-on-one basis. It may be desirable and possible in various market environments to partially hedge the portfolio against fluctuations in market value due to market interest rate or credit quality fluctuations, or instead to gain a desired investment exposure, by entering into various types of derivative transactions, including financial futures and index futures as well as related put and call options on such instruments, structured notes, or interest rate swaps on taxable or tax-exempt securities or indexes (which may be “forward-starting”), credit default swaps, and options on interest rate swaps, among others.

These transactions present certain risks. In particular, the imperfect correlation between price movements in the futures contract and price movements in the securities being hedged creates the possibility that losses on the hedge by a Fund may be greater than gains in the value of the securities in the Fund’s portfolio. In addition, futures and options markets may not be liquid in all circumstances. As a result, in volatile markets, the Fund may not be able to close out the transaction without incurring losses substantially greater than the initial deposit. Finally, the potential deposit requirements in futures contracts create an ongoing greater potential financial risk than do options transactions, where the exposure is limited to the cost of the initial premium. Losses due to hedging transactions will reduce yield. Net gains, if any, from hedging and other portfolio transactions will be distributed as taxable distributions to shareholders. The Fund will not make any investment (whether an initial premium or deposit or a subsequent deposit) other than as necessary to close a prior investment if, immediately after such investment, the sum of the amount of its premiums and deposits would exceed 5% of the Fund’s net assets. The Fund will invest in these instruments only in markets believed by NAM to be active and sufficiently liquid. Successful implementation of most hedging strategies would generate taxable income.

Both parties entering into an index or financial futures contract are required to post an initial deposit, typically equal to from 1% to 5% of the total contract price. Typically, option holders enter into offsetting closing transactions to enable settlement in cash rather than take delivery of the position in the future of the underlying security. Interest rate swap and credit default swap transactions are typically entered on a net basis, meaning that the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund will only sell covered futures contracts, which means that the Fund segregates assets equal to the amount of the obligations.

The Fund may utilize structured notes and similar instruments for investment purposes and also for hedging purposes. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but not ordinarily below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending upon a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index or indices or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

For further information regarding these investment strategies and risks presented thereby, see Appendix B to this Statement of Additional Information.

ILLIQUID SECURITIES

The Fund may invest in illiquid securities (i.e., securities that are not readily marketable), including, but not limited to, restricted securities (securities the disposition of which is restricted under the federal securities laws), securities that may be resold only pursuant to Rule 144A under the Securities Act that are deemed to be illiquid, and certain repurchase agreements.

Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the Fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Fund might obtain a less favorable price than that which prevailed when it decided to sell. To the extent that the Board of Trustees or its delegatee determines that the price of any illiquid security provided by the pricing service is inappropriate, such security will be priced at a fair value as determined in good faith by the Board of Trustees or its delegatee.

INVERSE FLOATING RATE SECURITIES

The Fund may invest in municipal securities whose coupons vary inversely with changes in short-term tax-exempt interest rates and which economically represent a leveraged investment in an underlying municipal bond. These securities present special risks for two reasons: (i) if short-term interest rates rise (fall), the income the Fund earns on the inverse floating rate security will fall (rise); and (ii) if long-term interest rates rise (fall), the value of the inverse floating rate security will fall (rise) more than the value of the underlying bond because of the leveraged nature of the investment.

Inverse floating rate securities typically are created by depositing a fixed-rate municipal bond in a special purpose trust created by a broker-dealer. The trust in turn issues (a) floating-rate certificates to short-term investors, in an amount equal to a fraction of the par amount or market value of the deposited bonds, which certificates typically pay short-term tax-exempt interest rates and (b) inverse floating-rate certificates (sometimes referred to as an “inverse floaters” or “residual interest bonds”) to investors interested in gaining leveraged investment exposure to a long-term municipal bond. The holder of the inverse floater in most circumstances bears substantially all of the price risk associated with the underlying bond.

These securities generally are illiquid. The Fund will seek to buy these securities at attractive values and yields that more than compensate the funds for their higher income and price volatility and reduced liquidity.

Inverse floaters have varying degrees of liquidity, and the market for these securities can be relatively volatile. These securities tend to underperform the market for ordinary fixed-rate bonds in a rising interest rate environment, but tend to outperform the market for fixed rate bonds when interest rates decline. Shifts in long-term interest rates may, however, alter this tendency. Although volatile, inverse floaters typically offer the potential for yields exceeding the yields available on fixed-rate bonds with comparable credit quality and maturity. These securities usually permit the investor to convert the floating rate to a fixed rate (normally adjusted downward), and this optional conversion feature may provide a partial hedge against rising rates if exercised at an opportune time. Inverse floaters are leveraged because they provide two or more dollars of bond market exposure for every dollar invested.

NOTE: The Fund recently received new accounting guidance on how certain inverse floater investments should be accounted for in its financial statements. Inverse floaters representing leveraged interests in underlying bonds that had been deposited into a special purpose trust by the Fund (as opposed to bonds deposited by a third party) should be accounted for under generally accepted accounting principles (GAAP) as a secured borrowing rather than as a sale as had been the Fund’s practice. The Fund will reflect this accounting treatment in subsequent financial statements, and has determined the cumulative impact of this change in accounting treatment on the Fund’s latest fiscal year ending October 31, 2006, as well as all prior periods, not to be material based on various factors, including the modest size of the changes as well as the fact that the accounting change does not impact net assets or net asset value (NAV) per share, net income, or total return.

OTHER INVESTMENT COMPANIES

The Fund may invest up to 10% of its Managed Assets in securities of other open or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly. In addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles other than investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly. The Fund generally expects that it may invest in other investment companies and/or other pooled investment vehicles either during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of an offering of its common shares or MuniPreferred shares, or during periods when there is a shortage of attractive, high-yielding municipal securities available in the market. As a stockholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses and would remain subject to payment of the Fund’s management, advisory and administrative fees with respect to assets so invested. Common Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. NAM will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available municipal security investments. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein. As described in the Fund’s Prospectus, the net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

PORTFOLIO TRADING AND TURNOVER RATE

Portfolio trading may be undertaken to accomplish the investment objectives of the Fund in relation to actual and anticipated movements in interest rates. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what NAM believes to be a temporary price disparity between the two securities. Temporary price disparities between two comparable securities may result from supply and demand imbalances where, for example, a temporary oversupply of certain bonds may cause a temporarily low price for such bonds, as compared with other bonds of like quality and characteristics. The Fund may also engage to a limited extent in short-term trading consistent with its investment objectives. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates) and later sold, but the Fund will not engage in trading solely to recognize a gain.

Subject to the foregoing, the Fund will attempt to achieve its investment objectives by prudent selection of municipal bonds with a view to holding them for investment. While there can be no assurance thereof, the Fund anticipates that its annual portfolio turnover rate will generally not exceed 30%. However, the rate of turnover will not be a limiting factor when the Fund deems it desirable to sell or purchase securities. Therefore, depending upon market conditions, the annual portfolio turnover rate of the Fund may exceed 30% in particular years.

REPURCHASE AGREEMENTS

As temporary investments, the Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities (U.S. government securities or municipal securities) agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. Income generated from transactions in repurchase agreements will be taxable. See “Tax Matters” for information relating to the allocation of taxable income between common shares and MuniPreferred shares, if any. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of NAM, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. NAM will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, NAM will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

SHORT-TERM INVESTMENTS

Short-Term Taxable Fixed Income Securities

For temporary defensive purposes or to keep cash on hand fully invested, the Fund may invest up to 100% of its net assets in cash equivalents and short- term taxable fixed-income securities, although the Fund intends to invest in taxable short-term investments only in the event that suitable tax-exempt short- term investments are not available at reasonable prices and yields. Short-term taxable fixed income investments are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government agency securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and the Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks*, Federal Intermediate Credit Banks, and the Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association*, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies, and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2) Certificates of Deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Under current FDIC regulations, the maximum insurance payable as to any one certificate of deposit is $100,000; therefore, certificates of deposit purchased by the Fund may not be fully insured.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater

*	These securities are not backed by the full faith and credit of the United States Government.

than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. NAM monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. NAM does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. NAM will consider the financial condition of the corporation (e.g., earning power, cash flow, and other liquidity measures) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Short-Term Tax-Exempt Municipal Securities

Short-term tax-exempt municipal securities are securities that are exempt from regular federal income tax and mature within three years or less from the date of issuance. Short-term tax-exempt municipal income securities are defined to include, without limitation, the following:

Bond Anticipation Notes (“BANs”) are usually general obligations of state and local governmental issuers which are sold to obtain interim financing for projects that will eventually be funded through the sale of long-term debt obligations or bonds. The ability of an issuer to meet its obligations on its BANs is primarily dependent on the issuer’s access to the long-term municipal bond market and the likelihood that the proceeds of such bond sales will be used to pay the principal and interest on the BANs.

Tax Anticipation Notes (“TANs”) are issued by state and local governments to finance the current operations of such governments. Repayment is generally to be derived from specific future tax revenues. TANs are usually general obligations of the issuer. A weakness in an issuer’s capacity to raise taxes due to, among other things, a decline in its tax base or a rise in delinquencies, could adversely affect the issuer’s ability to meet its obligations on outstanding TANs.

Revenue Anticipation Notes (“RANs”) are issued by governments or governmental bodies with the expectation that future revenues from a designated source will be used to repay the notes. In general, they also constitute general obligations of the issuer. A decline in the receipt of projected revenues, such as anticipated revenues from another level of government, could adversely affect an issuer’s ability to meet its obligations on outstanding RANs. In addition, the possibility that the revenues would, when received, be used to meet other obligations could affect the ability of the issuer to pay the principal and interest on RANs.

Construction Loan Notes are issued to provide construction financing for specific projects. Frequently, these notes are redeemed with funds obtained from the Federal Housing Administration.

Bank Notes are notes issued by local government bodies and agencies, such as those described above to commercial banks as evidence of borrowings. The purposes for which the notes are issued are varied but they are frequently issued to meet short-term working capital or capital-project needs. These notes may have risks similar to the risks associated with TANs and RANs.

Tax-Exempt Commercial Paper (“Municipal Paper”) represents very short-term unsecured, negotiable promissory notes issued by states, municipalities and their agencies. Payment of principal and interest on issues of municipal paper may be made from various sources, to the extent the funds are available therefrom. Maturities of municipal paper generally will be shorter than the maturities of TANs, BANs or RANs. There is a limited secondary market for issues of Municipal Paper.

Certain municipal securities may carry variable or floating rates of interest whereby the rate of interest is not fixed but varies with changes in specified market rates or indices, such as a bank prime rate or a tax-exempt money market index.

While the various types of notes described above as a group represent the major portion of the short-term tax-exempt note market, other types of notes are available in the marketplace and the Fund may invest in such other types of notes to the extent permitted under its investment objectives, policies and limitations. Such notes may be issued for different purposes and may be secured differently from those mentioned above.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS

The Fund may buy and sell municipal securities on a when-issued or delayed delivery basis, making payment or taking delivery at a later date, normally within 15-45 days of the trade date. On such transactions the payment obligation and the interest rate are fixed at the time the buyer enters into the commitment. Beginning on the date the Fund enters into a commitment to purchase securities on a when-issued or delayed delivery basis, the Fund is required under rules of the Commission to maintain in a separate account liquid assets, consisting of cash, cash equivalents or liquid securities having a market value, at all times, of at least equal to the amount of the commitment. Income generated by any such assets which provide taxable income for federal income tax purposes is includable in the taxable income of the Fund. The Fund may enter into contracts to purchase municipal securities on a forward basis (i.e., where settlement will occur more than 60 days from the date of the transaction) only to the extent that the Fund specifically collateralizes such obligations with a security that is expected to be called or mature within sixty days before or after the settlement date of the forward transaction. The commitment to purchase securities on a when-issued, delayed delivery or forward basis may involve an element of risk because no interest accrues on the bonds prior to settlement and at the time of delivery the market value may be less than cost.

ZERO COUPON BONDS

The Fund may invest in zero coupon bonds. A zero coupon bond is a bond that does not pay interest for its entire life. When held to its maturity, its return comes from the difference between the purchase price and its maturity value. The market prices of zero coupon bonds are affected to a greater extent by changes in prevailing levels of interest rates and thereby tend to be more volatile in price than securities that pay interest periodically and may be more speculative than such securities. In addition, because the Fund accrues income with respect to these securities prior to the receipt of such interest, it may have to dispose of portfolio securities under disadvantageous circumstances in order to obtain cash needed to pay income dividends in amounts necessary to avoid unfavorable tax consequences.

MANAGEMENT OF THE FUND

TRUSTEES AND OFFICERS

The management of the Fund, including general supervision of the duties performed for the Fund under the Investment Management Agreement (as defined herein), is the responsibility of the Board of Trustees of the Fund. The number of trustees of the Fund is currently set at eight, one of whom is an “interested” person (as that term is defined in the 1940 Act) and seven of whom are not “interested” persons. None of the trustees who are not “interested” persons of the Fund has ever been a director or employee of, or consultant to, Nuveen or its affiliates. The trustees are classified as Class I, Class II and Class III trustees and are elected by the holders of the Fund’s outstanding Common Shares and MuniPreferred Shares, voting together as a single class. Trustees are elected for a three-year term, the Class II trustees serving until the 2008 annual meeting, the Class III trustees serving until the 2009 annual meeting and the Class I trustees serving until the 2010 annual meeting, in each case until their respective successors are elected and qualified. Two trustees are elected solely by the holders of the Fund’s outstanding MuniPreferred Shares (the “MuniPreferred Trustees”). The MuniPreferred Trustees are elected by holders of MuniPreferred Shares on an annual basis. See “Description of Shares.”

Currently, Board Members Stockdale and Stone are slated in Class I, Board Members Hunter and Kundert are slated in Class II and Board Members Bremner and Evans are slated in Class III. Board Members Schwertfeger and Schneider are designated MuniPreferred Trustees. The names and business addresses of the trustees and officers of the Fund, their principal occupations and other affiliations during the past five years, the number of portfolios each oversees and other directorships they hold are set forth below.

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee/Officer
INTERESTED TRUSTEE:
Timothy R. Schwertfeger* 3/28/49 333 West Wacker Drive Chicago, IL 60606	Chairman of the Board and Trustee (since 1994)	Former Director (1994-November 12, 2007), Chairman (1996-June 30, 2007) Non-Executive Chairman (July 1, 2007-November 12, 2007) and Chief Executive Officer (1996-June 30, 2007) of Nuveen Investments, Inc., Nuveen Asset Management and certain other subsidiaries of Nuveen Investments, Inc.; formerly, Director (1996-2006) of Institutional Capital Corporation.	184

*	Mr. Schwertfeger is an “interested person” of the Fund, as defined in the Investment Company Act of 1940, by reason of being the former Chairman and Chief Executive Officer of Nuveen Investments, Inc. and having previously served in various other capacities with Nuveen Investments, Inc. and its subsidiaries. It is expected that Mr. Schwertfeger will resign from the Board of Trustees by the end of the second quarter of 2008.

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee/Officer
DISINTERESTED TRUSTEES

Robert P. Bremner 8/22/40 333 West Wacker Drive Chicago, IL 60606	Lead Independent Trustee (since 1997)	Private Investor and Management Consultant.	184

Jack B. Evans 10/22/48 333 West Wacker Drive Chicago, IL 60606	Trustee (since 1999)	President (since 1996) of The Hall-Perrine Foundation, a private philanthropic corporation; Director and Vice Chairman of United Fire Group, a publicly held company; Member of the Board of Regents for the State of Iowa University System; Director of the Gazette Companies; Life Trustee of Coe College and the Iowa College Foundation; Member of the Advisory Council of the Department of finance in the Tippie College of Business, University of Iowa; formerly, Director of Alliant Energy; formerly, Director of the Federal Reserve Bank of Chicago; formerly, President and Chief Operation Officer of CI Financial Group, Inc., a regional financial services firm.	184

William C. Hunter 3/6/48 333 West Wacker Drive Chicago, IL 60606	Trustee (since 2004)	Dean (since July 2006) Tippie College of Business, University of Iowa, formerly, Dean and Distinguished Professor of Finance, School of Business at the University of Connecticut (2003-2006); previously, Senior Vice President and Director of Research at the Federal Reserve Bank of Chicago (1995-2003); Director (since 1997), Credit Research Center at George Washington University; Director (since 2004) of Xerox Corporation; Director (since 2005), Beta Gamma Sigma International Honor Society; Director, SS&C Technologies, Inc. (May 2005-October 2005).	184

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee/Officer
David J. Kundert 10/28/42 333 West Wacker Drive Chicago, IL 60606	Trustee (since 2005)	Director, Northwestern Mutual Wealth Management Company; Retired (since 2004) as Chairman, JPMorgan Fleming Asset Management, President and CEO, Banc One Investment Advisors Corporation, and President, One Group Mutual Funds; prior thereto, Executive Vice President, Bank One Corporation and Chairman and CEO, Banc One Investment Management Group; member, Board of Regents, Luther College; member of the Wisconsin Bar Association; member of Board of Directors, Friends of Boerner Botanical Gardens; member of Investment Committee, Greater Milwaukee Foundation.	182

William J. Schneider 9/24/44 333 West Wacker Drive Chicago, IL 60606	Trustee (since 1997)	Chairman formerly, Senior Partner and Chief Operating Officer (retired, 2004) of Miller-Valentine Partners Ltd., a real estate investment company; Director, Dayton Development Coalition; formerly, Member, Business Advisory Council, Cleveland Federal Reserve Bank.	184

Judith M. Stockdale 12/29/47 333 West Wacker Drive Chicago, IL 60606	Trustee (since 1997)	Executive Director (since 1994) of Gaylord and Dorothy Donnelley Foundation; formerly, Executive Director (from 1990-1994) of the Great Lakes Protection Fund.	184

Carole E. Stone 6/28/47 333 West Wacker Drive Chicago, IL 60606	Trustee (since 2007)	Director, Chicago Board Options Exchange (since 2006); Chair New York Racing Association Oversight Board (2005-12/2007); Commissioner, New York State Commission on Public Authority Reform (since 2005); formerly Director, New York State Division of the Budget (2000-2004), Chair, Public Authorities Control Board (2000-2004) and Director, Local Government Assistance Corporation (2000-2004).	184

OFFICERS OF THE FUND

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee /Officer
Gifford R. Zimmerman 9/9/56 333 West Wacker Drive Chicago, IL 60606	Chief Administrative Officer (since 1988)

Managing Director (since 2002), Assistant Secretary and Associate General Counsel, formerly, Vice President and Assistant General Counsel, of Nuveen Investments, LLC; Managing Director (since 2002), Associate General Counsel and Assistant Secretary of Nuveen Asset Management; Vice President and Assistant Secretary of Nuveen Investments Advisers Inc. (since 2002); NWQ Investment Management Company, LLC (since 2002), Symphony Asset Management LLC (since 2003), Tradewinds Global Investors, LLC, (since 2006), Santa Barbara Asset Management, LLC (since 2006) and Nuveen HydePark Group, LLC and Richards & Tierney, Inc. (since 2007); Managing Director, Associate General Counsel and Assistant Secretary of Rittenhouse Asset Management, Inc. (since 2003); Managing Director (since 2004) and Assistant Secretary (since 1994) of Nuveen Investments, Inc.; formerly, Managing Director (2002-2004), General Counsel (1998-2004) and Assistant Secretary, formerly Vice President of Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp.[2]; Chartered Financial Analyst.

			184

Williams Adams IV 6/9/55 333 West Wacker Drive Chicago, IL 60606	Vice President (since 2007)	Executive Vice President, U.S. Structured Products of Nuveen Investments, LLC, (since 1999), prior thereto, Managing Director of Structured Investments.	120

Julia L. Antonatos 9/22/63 333 W. Wacker Drive Chicago, IL 60606	Vice President (since 2004)	Managing Director (since 2005) formerly, Vice President of Nuveen Investments, LLC; Chartered Financial Analyst.	184

Cedric H. Antosiewicz 1/11/62 333 West Wacker Drive Chicago, IL 60606	Vice President (since 2007)	Managing Director, (since 2004), previously, Vice President (1993-2004) of Nuveen Investments LLC.	120

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee /Officer
Michael T. Atkinson 2/3/66 333 W. Wacker Drive Chicago, IL 60606	Vice President (since 2000)	Vice President (since 2002) of Nuveen Investments.	184

Peter H. D’Arrigo 11/28/67 333 W. Wacker Drive Chicago, IL 60606	Vice President and Treasurer (since 1999)

Vice President and Treasurer of Nuveen Investments, LLC and Nuveen Investments, Inc.; formerly, Vice President and Treasurer (1999-2004) of Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp.[2]; Vice President and Treasurer (since 2002) of Nuveen Asset Management, Nuveen Investments Advisers Inc., NWQ Investments Management Company, LLC. (since 2002), Rittenhouse Asset Management, Inc. (since 2003), Tradewinds Global Investors, LLC, Santa Barbara Asset Management, LLC and of Nuveen HydePark Group, LLC and Richards & Tierney, Inc. (since 2007); Treasurer of Symphony Asset Management LLC (since 2003); Chartered Financial Analyst.

			184

Lorna C. Ferguson 10/24/45 333 W. Wacker Drive Chicago, IL 60606	Vice President (since 1998)	Managing Director (since 2004) formerly, Vice President of Nuveen Investments, LLC; Managing Director (since 2005) of Nuveen Asset Management (formerly, Managing Director (2004) and Vice President (from 1998-2004)) of Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp.(2).	184

Stephen D. Foy 5/31/54 333 W. Wacker Drive Chicago, IL 60606	Vice President and Controller (since 1998)	Vice President (since 1993) and Funds Controller (since 1998) of Nuveen Investments, LLC; Vice President (since 2005) of Nuveen Asset Management; formerly, Vice President and Funds Controller of Nuveen Investments, Inc. (1998-2004); Certified Public Accountant.	184

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee/Officer
Walter M. Kelly 2/24/70 333 West Wacker Drive Chicago, IL 60606	Chief Compliance Officer and Vice President (since 2003)	Vice President (formerly, Assistant Vice President and Assistant General Counsel) of Nuveen Investments, LLC; Vice President (since 2006) and Assistant Secretary (since 2003) (formerly, Assistant Vice President) of Nuveen Asset Management; formerly, Assistant Vice President and Assistant Secretary of the Nuveen Funds (2003-2006); formerly, Associate (2001-2003) at the law firm of Vedder Price P.C.	184

David J. Lamb 3/22/63 333 W. Wacker Drive Chicago, IL 60606	Vice President (since 2000)	Vice President (since 2000) of Nuveen Investments, LLC; Certified Public Accountant.	184

Tina M. Lazar 8/27/61 333 W. Wacker Drive Chicago, IL 60606	Vice President (since 2002)	Vice President (since 1999) of Nuveen Investments, LLC.	184

Larry W. Martin 7/27/51 333 W. Wacker Drive Chicago, IL 60606	Vice President and Assistant Secretary (since 1988)

Vice President, Assistant Secretary and Assistant General Counsel of Nuveen Investments, LLC; Vice President (since 2005) and Assistant Secretary of Nuveen Investments, Inc.; Vice President (since 2005) and Assistant Secretary (since 1997) of Nuveen Asset Management; Vice President (since 2000), Assistant Secretary and Assistant General Counsel (since 1998) of Rittenhouse Asset Management, Inc.; Vice President and Assistant Secretary of Nuveen Investments Advisers Inc. (since 2002), NWQ Investment Management Company, LLC (since 2002), Symphony Asset Management LLC (since 2003), Tradewinds Global Investors, LLC and Santa Barbara Asset Management LLC (since 2006) and of Nuveen HydePark Group, LLC and Richards & Tierney, Inc. (since 2007); formerly,

			184

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee/Officer
		Vice President and Assistant Secretary of Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp.(2).

Kevin J. McCarthy 3/26/66 333 West Wacker Drive Chicago, IL 60606	Vice President (since 2007)

Vice President, Nuveen Investments, LLC (since 2007); Vice President and Assistant Secretary, Nuveen Asset Management, Rittenhouse Asset Management, Inc., Nuveen Investment Advisers Inc., Nuveen Investment Institutional Services Group LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, NWQ Holdings, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen HydePark Group, LLC and Richards & Tierney, Inc. (since 2007); Vice President and Assistant General Counsel, Nuveen Investments, Inc. (since 2007); prior thereto, Partner, Bell, Boyd & Lloyd LLP (1997-2007).

			184

John V. Miller 4/10/67 333 West Wacker Drive Chicago, IL 60606	Vice President (since 2007)	Managing Director (since 2007) formerly, Vice President (2002-2007) of Nuveen Asset Management and Nuveen Investments, LLC; Chartered Financial Analyst.	184

James F. Ruane 7/3/62 333 West Wacker Drive Chicago, IL 60606	Vice President and Assistant Secretary (since 2007)	Vice President, Nuveen Investments (since 2007); prior thereto, Partner, Deloitte & Touche USA LLP (since 2005), formerly, senior tax manager (since 2002); Certified Public Accountant.	184

Name, Birthdate and Address	Positions and Offices with the Fund and Year First Elected or Appointed(1)	Principal Occupations Including Other Directorships During Past Five Years	Number Of Portfolios in Fund Complex Overseen By Trustee/Officer
Mark L. Winget 12/21/68 333 West Wacker Drive Chicago, IL 60606	Vice President and Assistant Secretary (since 2008)	Vice President, Nuveen Investments, LLC (since 2008); Vice President and Assistant Secretary, Nuveen Asset Management, Rittenhouse Asset Management, Inc., Nuveen Investment Advisers Inc., Nuveen Investment Institutional Services Group LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, NWQ Holdings, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen HydePark Group, LLC and Richards & Tierney, Inc. (since 2008); Vice President and Assistant General Counsel, Nuveen Investments, Inc. (since 2008); prior thereto, Counsel, Vedder Price P.C. (1997-2007).	184

(1)	Board members serve a three-year term, except for the two Board members designated as MuniPreferred Trustees who serve a one-year term, until his/her successor is elected. The year first elected or appointed represents the year in which the board member or officer was first elected or appointed to any fund in the Nuveen Complex.
(2)	Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp. were reorganized into Nuveen Asset Management, effective January 1, 2005.

Committees of the Board

The Board of the Fund has five standing committees: the Executive Committee, the Dividend Committee, the Compliance, Risk Management and Regulatory Oversight Committee, the Audit Committee and the Nominating and Governance Committee.

Executive Committee. Robert P. Bremner, Judith M. Stockdale and Timothy R. Schwertfeger, Chair, serve as members of the executive committee of the Fund. The executive committee, which meets between regular meetings of the Board, is authorized to exercise all of the powers of the Board; provided that the scope of the powers of the executive committee, unless otherwise specifically authorized by the full Board, is limited to: (i) emergency matters where assembly of the full Board is impracticable (in which case management will take all reasonable steps to quickly notify each individual Board Member of the actions taken by the executive committee) and (ii) matters of an administrative or ministerial nature. During the fiscal year ended October 31, 2006, the Executive Committee did not meet.

Dividend Committee. Timothy R. Schwertfeger, Chair, Jack B. Evans and Judith M. Stockdale are the current members of the Dividend Committee. The Dividend Committee is authorized to declare distributions on the Trust’s shares including, but not limited to, regular and special dividends, capital gains and ordinary income distributions. During the fiscal year ended October 31, 2006, the Dividend Committee held three meetings.

Compliance Risk Management and Regulatory Oversight Committee. William C. Hunter, William J. Schneider, Chair, Judith M. Stockdale and Carole E. Stone are the current members of the Compliance, Risk Management and Regulatory Oversight Committee. The Compliance, Risk Management and Regulatory Oversight Committee is responsible for the oversight of compliance issues, risk management, and other regulatory matters affecting the Fund which are not otherwise the jurisdiction of the other Board committees. As part of its duties regarding compliance matters, the committee was responsible during 2005 for the oversight of the Pricing Procedures of the Fund and the internal Valuation Group. During the fiscal year ended October 31, 2006, the Compliance, Risk Management and Regulatory Oversight Committee met four times.

Audit Committee. The Board has established an Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), that is composed of Independent Board Members who are also “independent” as that term is defined in the listing standards pertaining to closed-end funds of the American Stock Exchange. Robert P. Bremner, Jack B. Evans, Chair, David J. Kundert and William J. Schneider are the current members of the Audit Committee. The Audit Committee is responsible for the oversight and monitoring of (1) the accounting and reporting policies, procedures and practices and the audit of the financial statements of the Fund (2) the quality and integrity of the financial statements of the Fund and (3) the independent registered public accounting firm’s qualifications, performance and independence. The Audit Committee reviews the work and any recommendations of the Fund’s independent registered public accounting firm. Based on such review, it is authorized to make recommendations to the Board. Since 2005, the Audit Committee has been responsible for the oversight of the Pricing Procedures of the Fund and the internal Valuation Group. The Board has adopted a written Audit Committee Charter that conforms to the listing standards of the American Stock Exchange. During the fiscal year ended October 31, 2006, the Audit Committee met four times.

Nominating and Governance Committee. The Fund has a Nominating and Governance Committee that is composed entirely of Independent Board Members who are also “independent” as defined by American Stock Exchange listing standards. Robert P. Bremner, Chair, Jack B. Evans, William C. Hunter, David J. Kundert, William J. Schneider, Judith M. Stockdale and Carole E. Stone are the current members of the Nominating and Governance Committee. The purpose of the Nominating and Governance Committee is to seek, identify and recommend to the Board qualified candidates for election or appointment to the Fund’s Board. In the event of a vacancy on the Board, the Nominating and Governance Committee receives suggestions from various sources (including shareholders) as to suitable candidates. Suggestions should be sent in writing to Lorna Ferguson,

Manager of Board Relations, Nuveen Investments, LLC, 333 West Wacker Drive, Chicago, IL 60606. The Nominating and Governance Committee sets appropriate standards and requirements for nominations for new trustees and reserves the right to interview all candidates and to make the final selection of any new trustee. In addition, the Committee oversees matters of corporate governance, including the evaluation of Board performance and processes, and assignment and rotation of committee members, and the establishment of corporate governance guidelines and procedures, to the extent necessary or desirable. The Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Funds’ website at http://www.nuveen.com/etf/products/fundGovernance.aspx. During the fiscal year ended October 31, 2006, the Nominating and Governance Committee met four times.

The Independent Board Members have appointed Robert P. Bremner as their Lead Independent Director. The role of the Lead Independent Director is one of coordination and assuring the appropriate, effective and efficient functioning of the Board and the Board processes. Specific responsibilities may include organizing and leading Independent Board Member sessions, facilitating and ensuring an appropriate level of communication among the Independent Board Members, leading the assessment of the Board’s effectiveness, and working with the Adviser’s staff and outside counsel on board meeting agendas, board material and workshops for trustees to ensure that the priorities of the Independent Board Members are addressed.

The Board held four regular quarterly meetings and seven special meetings during the last fiscal year. During the last fiscal year, each Board Member attended 75% or more of the Fund’s Board meetings and the committee meetings (if a member thereof) held during the period for which such Board Member was a Board Member. The policy of the Board relating to attendance by Board Members at annual meetings of the Fund and the number of Board Members who attended the last annual meeting of shareholders of the Fund is posted on the Funds’ website at www.nuveen.com/etf/products/fundgovernance.aspx.

Compensation of Board Members

Effective January 1, 2007, for all Nuveen funds, Independent Board Members receive a $95,000 annual retainer plus (a) a fee of $3,000 per day for attendance in person or by telephone at a regularly scheduled meeting of the Board; (b) a fee of $2,000 per meeting for attendance in person or by telephone where in-person attendance is required and $1,500 per meeting for attendance by telephone or in person where in-person attendance is not required at a special, non-regularly scheduled board meeting; (c) a fee of $1,500 per meeting for attendance in person or by telephone at an audit committee meeting; (d) a fee of $1,500 per meeting for attendance in person or by telephone at a regularly scheduled compliance, risk management and regulatory oversight committee meeting (d) a fee of $1,500 per meeting for attendance in person at a non-regularly scheduled compliance, risk management and regulatory oversight committee meeting where in-person attendance is required and $1,000 per meeting for attendance by telephone or in person where in-person attendance is not required, except that the chairperson of the compliance, risk management and regulatory oversight committee may at any time designate a non-regularly scheduled meeting of the committee as an in-person meeting for the purposes of fees to be paid; (e) a fee of $1,000 per meeting for attendance in person or by telephone for a meeting of the dividend committee; and (f) a fee of $500 per meeting for attendance in person at all other committee meetings (including shareholder meetings) on a day on which no regularly scheduled board meeting is held in which in-person attendance is required and $250 per meeting for attendance by telephone or in person at such committee meetings (excluding shareholder meetings) where in-person attendance is not required and $100 per meeting when the executive committee acts as pricing committee for IPOs, plus, in each case, expenses incurred in attending such meetings. In addition to the payments described above, the Lead Independent Director receives $25,000, the chairpersons of the audit committee and the compliance, risk management and regulatory oversight committee receive $7,500 and the chairperson of the nominating and governance committee receives $5,000 as additional retainers to the annual retainer paid to such individuals. Independent Board Members also receive a fee of $2,000 per day for site visits to entities that provide services to the Nuveen funds on days on which no regularly scheduled board meeting is held. When ad hoc committees are organized, the nominating and governance committee will at the time of formation determine compensation to be paid to the members of such committee, however, in general such fees will be $1,000 per meeting for attendance in person at any ad hoc committee meeting where in-person attendance is required and $500 per meeting for attendance by telephone or in person at such meetings where in-person attendance is not required. The annual retainer, fees and expenses are allocated among the funds managed by the Adviser, on the basis of relative net asset sizes although fund management may, in its discretion, establish a minimum amount to be allocated to each fund. The Board Member affiliated with Nuveen and the Adviser serves without any compensation from the Fund.

The Board established a Deferred Compensation Plan for Independent Board Members (“Deferred Compensation Plan”). Under the Deferred Compensation Plan, Independent Board Members of the Fund may defer receipt of all, or a portion, of the compensation they earn for their services to the Fund, in lieu of receiving current payments of such compensation. Any deferred amount is treated as though an equivalent dollar amount had been invested in shares of one or more eligible Nuveen funds. Each Independent Board Member, other than Mr. Brown, has elected to defer at least a portion of his or her fees.

The following table sets forth the compensation paid by the Fund during the fiscal year ended October 31, 2007.

NAME OF TRUSTEE	Aggregate Compensation From The Fund(1)	Amount of Total Compensation That Has Been Deferred(2)	Total Compensation From Fund And Fund Complex(3)
INTERESTED TRUSTEE(4)
Timothy R. Schwertfeger	$0	$0	$0
DISINTERESTED TRUSTEES
Robert P. Bremner(5)	1,436	224	181,099
Jack B. Evans	1,361	350	184,393
William C. Hunter	1,108	1,108	156,519
David J. Kundert	1,171	1,171	166,311
William J. Schneider	1,382	1,382	194,956
Judith M. Stockdale	1,157	586	139,761
Carole E. Stone(6)	814	0	120,250

(1)	Based on the total compensation paid to the trustees for the Fund for the one year period ending October 31, 2007 for services to the Nuveen open-end and closed-end funds advised by NAM.
(2)	Total deferred fees for the Funds (including the return from the assumed investment in the eligible Nuveen funds).
(3)	Based on the total compensation paid to the trustees for the one year period ending October 31, 2007 for services to the Nuveen open-end and closed-end funds advised by NAM. Includes deferred fees. Pursuant to a deferred compensation agreement with certain of the Funds, deferred amounts are treated as though an equivalent dollar amount has been invested in shares of one or more eligible Nuveen funds.
(4)	Mr. Schwertfeger is an “interested person” of the Fund, as defined in the 1940 Act, because he is an officer and director of NAM.
(5)	Robert P. Bremner was appointed Lead Director of the Board of Trustees. The Lead Director receives compensation of $20,000 annually.
(6)	In December 2006, Ms. Stone was appointed to the Fund’s Board, effective January 1, 2007.

The Fund has no employees. Its officers are compensated by NAM or Nuveen Investments.

Ownership of Shares of the Fund and other Nuveen Funds

The following table indicates the value of shares that each Trustee beneficially owns in the Fund and the other registered investment companies for which NAM serves as investment adviser (collectively, “Nuveen Funds”), in the aggregate. The value of shares of the Nuveen Funds is determined on the basis of the net asset value of the class of shares held as of December 31, 2007. The values of the shares held are stated in ranges in accordance with the requirements of the SEC. The table reflects the Trustee’s beneficial ownership of shares of the Nuveen Funds. Beneficial ownership is determined in accordance with the rules of the SEC.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Interested Trustee
Timothy R. Schwertfeger	$0	Over $ 100,000
Non-Interested Trustees
Robert P. Bremner	$0	Over $ 100,000
Jack B. Evans	$0	Over $ 100,000
William C. Hunter	$0	Over-$ 100,000
William S. Schneider	$50,001 - $100,000	Over $ 100,000
Judith M. Stockdale	$0	Over $ 100,000
Carole E. Stone	$0	$10,001 - $50,000

As of February 1, 2008, the officers and Trustees as a group beneficially owned less than 1% of the any class of the Fund’s outstanding securities. As of February 1, 2008, no shareholder beneficially owned more than 5% of any class of shares of the Fund. Additionally, no disinterested trustee owned shares of NAM or Nuveen (or any entity controlled by or under common control with NAM or Nuveen).

INVESTMENT ADVISER

NAM acts as investment adviser to the Fund, with responsibility for the overall management of the Fund. Its address is 333 West Wacker Drive, Chicago, Illinois 60606. NAM is responsible for the selection of the sub-adviser, managing the Fund’s business affairs and providing day-to-day administrative services to the Fund. For additional information regarding the management services performed by NAM, see “Management of the Fund” in the Fund’s Prospectus.

NAM, a registered investment adviser, is a wholly-owned subsidiary of Nuveen Investments. According to data from Thomson Financial, Nuveen Investments is the leading sponsor of closed-end exchange-traded funds as measured by number of funds (116) and fund assets under management (approximately $52 billion) as of June 30, 2007. On November 13, 2007, Nuveen Investments was acquired by investors led by Madison Dearborn Partners, LLC. Madison Dearborn Partners, LLC is a private equity investment firm based in Chicago, Illinois. The acquisition was deemed to be an “assignment” (as defined in the 1940 Act) of the investment management agreement between NAM and the Fund resulting in the automatic termination of the Agreement. The Fund has entered into a new investment management agreement with NAM at the same fee rate, which was approved by shareholders and took effect on November 13, 2007.

The investors led by Madison Dearborn Partners, LLC included an affiliate of Merrill Lynch which is now an indirect “affiliated person” (as that term is defined in the 1940 Act) of the Fund. As a result, the Fund is generally be prohibited from entering into principal transactions with Merrill Lynch and certain of its affiliates. NAM and the Fund do not believe that this prohibition or limitation has a materially adverse effect on the Fund’s ability to pursue their investment objectives and policies.

There was no change in the portfolio management of the Fund or in the Fund’s investment objectives or policies as a result of these transactions.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutions and high-net worth investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets its highly specialized investment teams, each with its own brand-name and area of expertise: NWQ, specializing in value-style equities; Nuveen, focused on fixed-income investments; Santa Barbara, committed to growth equities; Tradewinds, specializing in global value equities; Rittenhouse, dedicated to “blue-chip” growth equities; and Symphony, with expertise in alternative investments as well as equity and income portfolios. Nuveen Investments is listed on the New York Stock Exchange and trades under the symbol “JNC.”

John V. Miller and John Wilhelm serve as the Fund’s portfolio managers (“Portfolio Managers”) and are jointly and primarily responsible for overseeing the day-to-day management of the Fund. Mr. Miller, CFA, joined Nuveen’s investment management team as a credit analyst in 1996, with three prior years of experience in the municipal market with a private account management firm. He has served as co-portfolio manager of the Fund since January 2007, after serving as the sole portfolio manager of the Fund since its inception in 2003. He has been responsible for analysis of high yield credits in the utility, solid waste and energy related sectors. Mr. Miller is currently a Managing Director of Nuveen. He was previously an analyst with C.W. Henderson & Assoc., a municipal bond manager for private accounts. Mr. Wilhelm joined Nuveen Investments in 1999 and currently serves as Vice President of Nuveen Investments. He has served as co-portfolio manager of the Fund since January 2007. Prior to joining Nuveen Investments, Mr. Wilhelm served as a Senior Credit Analyst in the Van Kampen Senior Loan Group.

The Portfolio Managers also have responsibility for the day-to-day management of accounts other than the Fund. Information regarding these other accounts is set forth below.

NUMBER OF OTHER ACCOUNTS MANAGED AND ASSETS BY ACCOUNT TYPE AS OF October 31, 2007
Portfolio Manager	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts		Other Accounts On Which The Advisory Fee Is Based On Performance
	Number of Accounts	Total Assets ($ billions)	Number of Accounts	Total Assets ($ Millions)	Number of Accounts	Total Assets ($ Millions)	Number of Accounts	Total Assets ($ billions)
John V. Miller	3	$5.244 billion	1	$39 million	8	$1.3 million	0	$0
John Wilhelm	2	$5.156 billion	0	$0	7	$1.2 million	0	$0

The Fund’s portfolio managers are responsible for managing the Fund and other accounts, including separate accounts and unregistered funds.

As shown in the above table, the Fund’s portfolio managers may manage accounts in addition to the Fund. The potential for conflicts of interest exists when a portfolio manager manages other accounts with similar investment objectives and strategies to the Fund (“Similar Accounts”). Potential conflicts may include, for example, conflicts between investment strategies and conflicts in the allocation of investment opportunities.

Responsibility for managing NAM’s clients’ portfolios is organized according to investment strategies. Generally, client portfolios with similar strategies are managed using the same objectives, approach and philosophy. Therefore, portfolio holdings, relative position sizes and sector exposures tend to be similar across similar portfolios which minimizes the potential for conflicts of interest.

NAM may receive more compensation with respect to certain Similar Accounts than that received with respect to the Fund or may receive compensation based in part on the performance of certain Similar Accounts. This may create a potential conflict of interest for the Fund’s Portfolio Managers by providing an incentive to favor these Similar Accounts when, for example, placing securities transactions. Potential conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities. Allocations of aggregated trades, particularly trade orders that were only partially completed due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Security Capital may have an incentive to allocate securities that are expected to increase in value to favored accounts. Initial public offerings, in particular, are frequently of very limited availability. NAM may be perceived as causing accounts it manages to participate in an offering to increase Security Capital’s overall allocation of securities in that offering. A potential conflict of interest also may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by another account, or when a sale in one account lowers the sale price received in a sale by a second account. If NAM manages accounts that engage in short sales of securities of the type in which the Fund invests, Security Capital could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall.

NAM has policies and procedures designed to manage these conflicts described above such as allocation of investment opportunities to achieve fair and equitable allocation of investment opportunities among its clients over time. For example:

Orders for the same equity security are aggregated on a continual basis throughout each trading day consistent with NAM’s duty of best execution for its clients. If aggregated trades are fully executed, accounts participating in the trade will be allocated their pro rata share on an average price basis. Partially completed orders will be allocated among the participating accounts on a pro-rata average price basis as well.

The Fund’s Portfolio Managers participate in a highly competitive compensation program that is designed to attract and retain outstanding people. The total compensation program includes base salary and cash incentives. These elements reflect individual performance and the performance of the business as a whole. Base salaries are fixed for each portfolio manager. Cash bonuses are variable and focused extensively on the profitability of the business as a whole as well as portfolio investment performance. Base salaries are not based on the performance of any account. Cash bonuses are based on the profitability of the business as a whole as well as the investment performance of all accounts managed by the portfolio manager. Portfolio Manager compensation is not based on the value of assets held in the Fund’s portfolio.

At January 31, 2008, each Portfolio Manager beneficially owned (as determined pursuant to Rule 16a-1(a)(2) under the 1934 Act) shares of the Fund having values within the indicated dollar ranges.

Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned in the Fund
John V. Miller	$50,001 - $100,000
John Wilhelm	$10,001 - $50,000

Pursuant to an investment management agreement between NAM and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay for the overall advisory and administrative services and general office facilities provided by NAM an annual management fee. The Fund’s management fee is separated into two components—a complex-level component, based on the aggregate amount of all fund assets managed by NAM, and a specific fund-level component, based only on the amount of assets within the Fund. This pricing structure enables Nuveen fund shareholders to benefit from growth in the assets within each individual fund as well as from growth in the amount of complex-wide assets managed by NAM.

The annual fund-level fee, payable monthly, for the Fund is based upon the daily Managed Assets of the Fund as follows:

Average Daily Managed Assets*	Fund-Level Fee Rate
For the first $125 million	0.5500%
For the next $125 million	0.5375%
For the next $250 million	0.5250%
For the next $500 million	0.5125%
For the next $1 billion	0.5000%
For net assets over $2 billion	0.4750%

*	Includes net assets attributable to MuniPreferred shares.

The annual complex-level fee, payable monthly, which is additive to the fund-level fee, for all Nuveen sponsored funds in the U.S., is based on the aggregate amount of total fund assets managed as stated in the table below. As of December 31, 2007, the complex-level fee rate was 0.1846%.

The complex-level fee rate is as follows:

Complex-Level Fee Rates

Complex-Level Asset Breakpoint Level(1)	Effective Rate at Breakpoint Level
$55 billion	0.2000%
$56 billion	0.1996%
$57 billion	0.1989%
$60 billion	0.1961%
$63 billion	0.1931%
$66 billion	0.1900%
$71 billion	0.1851%
$76 billion	0.1806%
$80 billion	0.1773%
$91 billion	0.1691%
$125 billion	0.1599%
$200 billion	0.1505%
$250 billion	0.1469%
$300 billion	0.1445%

(1)

The complex-level fee component of the management fee for the funds is calculated based upon the aggregate Managed Assets (“Managed Assets” means the average daily net assets of each fund including assets attributable to preferred stock issued by or borrowings by the Nuveen funds) of Nuveen sponsored funds in the U.S. Complex Managed Assets were approximately $71.5 billion as of December 31, 2007.

For the last three fiscal periods ended October 31, 2005, 2006 and 2007, the Fund paid NAM, pursuant to the Investment Management Agreement, gross management fees of $3,695,148, $3,732,074 and $3,755,391, respectively. NAM reimbursed the Fund for fees and expenses of $1,625,837, $1,654,168 and $1,676,178 during the fiscal periods ended October 31, 2005, 2006 and 2007, respectively.

In addition to the fee of NAM, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with NAM), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of issuing MuniPreferred shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any. All fees and expenses are accrued daily and deducted before payment of dividends to investors.

The Investment Management Agreement has been approved by a majority of the disinterested trustees of the Fund and shareholders of the Fund. The Investment Management Agreement was initially approved by the Board of Trustees at a meeting held on July 31, 2007 and was approved by shareholders on October 22, 2007. The Investment Management Agreement went into effect November 13, 2007. A discussion regarding the Board of Trustees’ decision to approve the Investment Management Agreement is in the Fund’s annual report to shareholders dated October 31, 2007.

NAM has contractually agreed to reimburse the Fund for fees and expenses in the amounts, and for the time periods, set forth below:

Year Ending November 30,	Percentage Reimbursed (as a Percentage of Managed Assets)
2008	0.32%
2009	0.24%
2010	0.16%
2011	0.08%

Reducing Fund expenses in this manner will tend to increase the amount of income available for the Common shareholders. NAM has not agreed to reimburse the Fund for any portion of its fees and expenses beyond November 30, 2011.

CODE OF ETHICS

The Fund, NAM, Nuveen and other related entities have adopted codes of ethics that essentially prohibit certain of their personnel, including the Fund’s Portfolio Manager, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Text-only versions of the codes of ethics of the Fund, NAM, and Nuveen can be viewed online or downloaded from the EDGAR Database on the SEC’s internet web site at www.sec.gov. You may also review and copy those documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. In addition, copies of those codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, DC 20549 or by e-mail request at publicinfo@sec.gov.

PROXY VOTING POLICIES

The Fund invests primarily in municipal securities. On rare occasions the Fund may acquire, directly or through a special purpose vehicle, equity securities of a municipal bond issuer whose bonds the Fund already owns when such bonds have deteriorated or are expected shortly to deteriorate significantly in credit quality. The purpose of acquiring equity securities generally will be to acquire control of the municipal bond issuer and to seek to prevent the credit deterioration or facilitate the liquidation or other workout of the distressed issuer’s credit problem. In the course of exercising control of a distressed municipal issuer, NAM may pursue the Fund’s interests in a variety of ways, which may entail negotiating and executing consents, agreements and other arrangements, and otherwise influencing the management of the issuer. NAM does not consider such activities proxy voting for purposes of Rule 206(4)-6 under the Investment Advisers Act of 1940 as amended, but nevertheless provides reports to the Fund’s Board of Trustees on its control activities on a quarterly basis.

In the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, NAM would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund’s Board of Trustees or its representative. In the case of a conflict of interest, the proxy would be submitted to the Fund’s Board to determine how the proxy should be voted. A member of NAM’s legal department would oversee the administration of the voting, and ensure that records were maintained in accordance with Rule 206(4)-6, reports were filed with the SEC on Form N-PX, and the results provided to the Fund’s Board of Trustees and made available to shareholders as required by applicable rules.

PORTFOLIO TRANSACTIONS AND BROKERAGE

NAM is responsible for decisions to buy and sell securities for the Fund and for the placement of the Fund’s securities business, the negotiation of the prices to be paid for principal trades and the allocation of its transactions among various dealer firms. Portfolio securities will normally be purchased directly from an underwriter or in the over-the-counter market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained through other means. Portfolio securities will not be purchased from Nuveen or its affiliates except in compliance with the 1940 Act.

The Fund expects that substantially all portfolio transactions will be effected on a principal (as opposed to an agency) basis and, accordingly, does not expect to pay any brokerage commissions. Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include the spread between the bid and asked price. On occasion, the Fund may clear portfolio transactions through Nuveen. It is the policy of NAM to seek the best execution under the circumstances of each trade. NAM evaluates price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be NAM’s practice to select dealers which, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to NAM. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to NAM’s own research efforts, the receipt of research information is not expected to reduce significantly NAM’s expenses. While NAM will be primarily responsible for the placement of the business of the Fund, the policies and practices of NAM in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees of the Fund.

NAM may manage other investment accounts and investment companies for other clients which have investment objectives similar to those of the Fund. Subject to applicable laws and regulations, NAM seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities by the Fund and another advisory account. In making such allocations the main factors to be considered will be the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment and the size of investment commitments generally held. While this procedure could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Board of Trustees that the benefits available from NAM’s organization will outweigh any disadvantage that may arise from exposure to simultaneous transactions.

Under the 1940 Act, the Fund may not purchase portfolio securities from any underwriting syndicate of which Nuveen is a member except under certain limited conditions set forth in Rule 10f-3. The rule sets forth requirements relating to, among other things, the terms of an issue purchased by the Fund, the amount which may be purchased in any one issue and the assets of the Fund that may be invested in a particular issue. In addition, purchases of securities made pursuant to the terms of the Rule must be approved at least quarterly by the Board of Trustees of the Fund, including a majority of the members thereof who are not interested persons of the Fund.

NET ASSET VALUE

The Fund’s net asset value per share is determined as of the close of regular session trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the fair value of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share.

In determining net asset value, expenses are accrued and applied daily and securities and other assets for which market quotations are available are valued at market value. The prices of municipal bonds are provided by a pricing service and based on the mean between the bid and asked price. When price quotes are not readily available (which is usually the case for municipal bonds), the pricing service establishes a fair market value based on prices of comparable municipal bonds. All valuations are subject to review by the Fund’s Board of Trustees or its delegate, NAM.

DISTRIBUTIONS

To permit the Fund to maintain a more stable monthly distribution, the Fund may from time to time distribute less than the entire amount of net investment income earned in a particular period. Such undistributed net investment income would be available to supplement future distributions, including distributions that might otherwise have been reduced by a decrease in the Fund’s monthly net income due to fluctuations in investment income or expenses, or due to an increase in the dividend rate on the Fund’s outstanding MuniPreferred Shares. As a result, the distributions paid by the Fund for any particular period may be more or less than the amount of net investment income actually earned by the Fund during such period. Undistributed net investment income will be added to the Fund’s net asset value and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s net asset value.

As explained more fully below in “Tax Matters,” at least annually, the Fund intends to distribute to Common Shareholders any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) after making any redemption or liquidation payments to MuniPreferred shareholders or, alternatively, to retain all or a portion of the year’s net capital gain and pay federal income tax on the retained gain. As provided under federal tax law, Common Shareholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained net capital gain in their income for the year as a long-term capital gain (regardless of their holding period in the Common Shares), and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund.

For tax purposes, the Fund is currently required to allocate net capital gain and other taxable income, if any, between Common Shares and MuniPreferred Shares in proportion to total dividends paid to each class for the year in which such net capital gain or other taxable income is realized. For information relating to the impact of the issuance of MuniPreferred Shares on the distributions made by a Fund to Common Shareholders, see the Fund’s Prospectus under “MuniPreferred Shares and Leverage.”

While any MuniPreferred Shares are outstanding, the Fund may not declare any cash dividend or other distribution on its Common Shares unless at the time of such declaration (1) all accumulated dividends on the MuniPreferred Shares have been paid and (2) the net asset value of the Fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of the liquidation value of any outstanding MuniPreferred Shares. This latter limitation on the Fund’s ability to make distributions on its Common Shares could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time.

DIVIDEND REINVESTMENT PLAN

If your Common Shares are registered directly with the Fund or if you hold your Common Shares with a brokerage firm that participates in the Fund’s Dividend Reinvestment Plan (the “Plan”), you may elect to have all dividends, including any capital gain dividends, on your Common Shares automatically reinvested by the Plan Agent (defined below) in additional Common Shares under the Plan. You may elect to participate in the Plan by completing the Dividend Reinvestment Plan Application Form. If you do not participate, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by State Street Bank and Trust Company as dividend paying agent (the “Plan Agent”).

If you decide to participate in the Plan, the number of Common Shares you will receive will be determined as follows:

(1)	If Common Shares are trading at or above net asset value at the time of valuation, the Fund will issue new shares at the then current market price;

(2)	If Common Shares are trading below net asset value at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase Common Shares in the open market, on the Exchange or elsewhere, for the participants” accounts. It is possible that the market price for the Common Shares may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in Common Shares issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase Common Shares in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments; or

(3)	If the Plan Agent begins purchasing Fund shares on the open market while shares are trading below net asset value, but the Fund’s shares subsequently trade at or above their net asset value before the Plan Agent is able to complete its purchases, the Plan Agent may cease open-market purchases and may invest the uninvested portion of the distribution in newly-issued Fund shares at a price equal to the greater of the shares’ net asset value or 95% of the shares’ market value.

You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Common Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Common Shares you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in Common Shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

If you hold your Common Shares with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board of Trustees the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from State Street Bank and Trust Company, Attn: ComputerShare Nuveen Investments, P.O. Box 43071, Providence, Rhode Island 02940-3071, (800) 257-8787.

PLAN OF DISTRIBUTION

The Fund may sell the Common Shares offered under this Prospectus through

•	at-the-market transactions;

•	underwriting syndicates; and

•	privately negotiated transactions.

The Fund will bear the costs of the offering, including but not limited to, the expense of preparing the Prospectus and Statement of Additional Information for an offering, and the expense of counsel, auditors and others in connection with the offering.

Pursuant to a requirement of the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

Distribution Through At-the-Market Transactions

The Fund has entered into a Distribution Agreement with Nuveen, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summary of the Distribution Agreement contained herein is qualified by reference to the Distribution Agreement. Subject to the terms and conditions of the Distribution Agreement, the Fund may issue and sell Common Shares from time to time through Nuveen to certain broker-dealers that have entered into selected dealer agreements with Nuveen.

Common Shares will only be sold on such days as shall be agreed to by the Fund and Nuveen. Common Shares will be sold at market prices, which shall be determined with reference to trades on the American Stock Exchange, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the commission to be paid to Nuveen. The Fund and Nuveen will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen with respect to the sale of Common Shares will be at a commission rate of 3% of the gross sales price per share of the Common Shares sold. Nuveen will compensate broker-dealers participating in the offering at a rate of 2.40% of the gross sales price per share of the Common Shares sold by that broker-dealer. Dealer reallowance may be changed by Nuveen from time to time. In addition, out of its own assets, Nuveen intends to compensate broker-dealers for advice relating to the development, structuring and on-going operation of the ATM Program. Nuveen Investments will enter into an agreement with UBS Securities LLC (“UBS”) for the provision of such services and will compensate UBS at the rate of $10,000 per calendar quarter for each Nuveen fund in the ATM Program (the “ATM Program Fee”), up to a maximum amount of $200,000. The ATM Program Fee will be paid quarterly in arrears with respect to quarters during which there is fund activity under the ATM program. The ATM Program Fee may be deemed by the Financial Industry Regulatory Authority (“FINRA”) to constitute compensation to UBS in connection with the ATM Program. Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.

In connection with the sale of the Common Shares on behalf of the Fund, Nuveen may be deemed to be an underwriter within the meaning of the 1933 Act, and the compensation of Nuveen may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a further Prospectus supplement, Nuveen as underwriter will act as underwriter on a reasonable efforts basis.

The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen each have the right to terminate the Distribution Agreement in its discretion at any time.

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

Distribution Through Underwriting Syndicates

The Fund from time to time may issue additional Common Shares through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Shares, underwriters will market and price the offering on an expedited basis, e.g., in an overnight or similarly abbreviated offering period. The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen, one of the Fund’s underwriters, and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 2% from the closing market price of the Fund’s Common Shares on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross per share offering price. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per Common Share or (ii) 94% of the closing market price of the Fund’s Common Shares on the day prior to the offering date.

Privately Negotiated Transactions

The Fund, through Nuveen, may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters, as defined in the 1933 Act, for any resale of the Common Shares.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Shares through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

Common Shares issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the NAV per Common Share of the Fund’s Common Shares or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Fund’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis.

DESCRIPTION OF SHARES

COMMON SHARES

The Declaration authorizes the issuance of an unlimited number of Common Shares. The Common Shares being offered have a par value of $0.01 per share and, subject to the rights of holders of MuniPreferred Shares, if issued, have equal rights to the payment of dividends and the distribution of assets upon liquidation. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed in “Certain Provisions in the Declaration of Trust,” non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Whenever MuniPreferred Shares are outstanding, Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on MuniPreferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to MuniPreferred Shares would be at least 200% after giving effect to the distributions. See “MuniPreferred Shares” below.

The Common Shares are listed on the American Stock Exchange and trade under the ticker symbol “NMZ.” The Fund intends to hold annual meetings of shareholders so long as the Common Shares are listed on a national securities exchange and such meetings are required as a condition to such listing. The Fund will not issue share certificates.

Unlike open-end funds, closed-end funds like the Fund do not provide daily redemptions. Rather, if a shareholder determines to buy additional Common Shares or sell shares already held, the shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than net asset value. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value and have during other periods traded at prices lower than net asset value.

Because the market value of the Common Shares may be influenced by such factors as distribution levels (which are in turn affected by expenses), call protection, dividend stability, portfolio credit quality, net asset value, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the control of the Fund, the Fund cannot assure you that Common Shares will trade at a price equal to or higher than net asset value in the future. The Common Shares are designed primarily for long-term investors, and investors in the Common Shares should not view the Fund as a vehicle for trading purposes.

MUNIPREFERRED SHARES

The Declaration authorizes the issuance of an unlimited number of MuniPreferred Shares in one or more classes or series, with rights as determined by the Board of Trustees, by action of the Board of Trustees without the approval of the Common Shareholders. There are currently $155 million in MuniPreferred shares outstanding representing approximately 30% of the Fund’s capital as of December 31, 2007. The decision to issue additional MuniPreferred Shares is subject to market conditions and to the Board of Trustee’s continuing belief that leveraging the Fund’s capital structure through the issuance of additional MuniPreferred Shares is likely to achieve the benefits to the Common Shareholders described in the Prospectus. The Board of Trustees has indicated that the liquidation preference, preference on distribution, voting rights and redemption provisions of the MuniPreferred Shares will be as stated below.

Limited Issuance of MuniPreferred Shares. Under the 1940 Act, the Fund could issue MuniPreferred Shares with an aggregate liquidation value of up to one-half (50%) of the value of the Fund’s total net assets, measured immediately after issuance of the MuniPreferred Shares. “Liquidation value” means the original purchase price of the shares being liquidated plus any accrued and unpaid dividends. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the MuniPreferred Shares is less than one-half of the value of the Fund’s total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution. If the Fund sells all the Common

Shares discussed in this Prospectus, the liquidation value of the MuniPreferred Shares is expected to be approximately 27% of the value of the Fund’s total net assets. The Fund intends to purchase or redeem MuniPreferred Shares, if necessary, to keep that percentage below 50%.

Distribution Preference. The MuniPreferred Shares have complete priority over the Common Shares as to distribution of assets.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of MuniPreferred Shares will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to Common Shareholders.

Voting Rights. Holders of MuniPreferred Shares, voting as a separate class, are entitled to elect two of the Fund’s trustees (following the establishment of the Fund by an initial trustee, the Declaration provides for a total of no less than two and no more than 12 trustees). The remaining trustees will be elected by Common Shareholders and holders of MuniPreferred Shares, voting together as a single class. In the unlikely event that two full years of accrued dividends are unpaid on the MuniPreferred Shares, the holders of all outstanding MuniPreferred Shares, voting as a separate class, will be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment. In order for the Fund to take certain actions or enter into certain transactions, a separate class vote of holders of MuniPreferred Shares will be required, in addition to the single class vote of the holders of MuniPreferred Shares and Common Shares.

Redemption, Purchase and Sale of MuniPreferred Shares. The terms of the MuniPreferred Shares provide that they may be redeemed by the issuer at certain times, in whole or in part, at the original purchase price per share plus accumulated dividends. Any redemption or purchase of MuniPreferred Shares by the Fund will reduce the leverage applicable to Common Shares, while any issuance of shares by the Fund will increase such leverage.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the trustees. The Declaration further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.

The Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. Specifically, the Declaration requires a vote by holders of at least two-thirds of the common shares and MuniPreferred shares, voting together as a single class, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund, or a series or class of the Fund, with any corporation, association, trust or other organization or a reorganization of the Fund, or a series or class of the Fund, (3) a sale, lease or transfer of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), (4) in certain circumstances, a termination of the Fund, or a series or class of the Fund or (5) removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-laws, in which case the affirmative vote of the holders of at least a majority of the Fund’s common shares and MuniPreferred shares outstanding at the time, voting together as a single class, is required, provided, however, that where only a particular class or series is affected (or, in the case of removing a trustee, when the trustee has been elected by only one class), the required vote only by the applicable class or series will be required. Approval of shareholders is not required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. In the case of the conversion of the Fund to an open-end investment company, or in the case of any of the foregoing transactions constituting a plan of reorganization which adversely affects the holders of MuniPreferred shares, the action in question will also require the affirmative vote of the holders of at least two-thirds of the Fund’s MuniPreferred shares outstanding at the time, voting as a separate class, or, if such action has been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-laws, the affirmative vote of the holders of at least a majority of the Fund’s MuniPreferred shares outstanding at the time, voting as a separate class. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the common shares and MuniPreferred shares, voting together as a single class. The votes required to approve the conversion of the Fund from a closed-end to an open-end investment company or to approve transactions constituting a plan of reorganization which adversely affects the holders of MuniPreferred shares are higher than those required by the 1940 Act. The Board of Trustees believes that the provisions of the Declaration relating to such higher votes are in the best interest of the Fund and its shareholders.

Reference should be made to the Declaration on file with the U.S. Securities and Exchange Commission for the full text of these provisions.

The Declaration provides that the obligations of the Fund are not binding upon the trustees of the Fund individually, but only upon the assets and property of the Fund, and that the trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration, however, protects a trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and as such its shareholders will not have the right to cause the Fund to redeem their shares. Instead, the Fund’s common shares will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, price, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than net asset value, the Fund’s Board of Trustees has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at net asset value, or the conversion of the Fund to an open-end investment company. There can be no assurance, however, that the Board of Trustees will decide to take any of these actions, or that share repurchases or tender offers, if undertaken, will reduce market discount.

Notwithstanding the foregoing, at any time when the Fund’s MuniPreferred shares are outstanding, the Fund may not purchase, redeem or otherwise acquire any of its common shares unless (1) all accrued MuniPreferred shares dividends have been paid and (2) at the time of such purchase, redemption or acquisition, the net asset value of the Fund’s portfolio (determined after deducting the acquisition price of the common shares) is at least 200% of the liquidation value of the outstanding MuniPreferred shares (expected to equal the original purchase price per share plus any accrued and unpaid dividends thereon). The staff of the U.S. Securities and Exchange Commission currently requires that any tender offer made by a closed-end investment company for its shares must be at a price equal to the net asset value of such shares at the close of business on the last day of the tender offer. Any service fees incurred in connection with any tender offer made by the Fund will be borne by the Fund and will not reduce the stated consideration to be paid to tendering shareholders.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income. Any share repurchase, tender offer or borrowing that might be approved by the Board of Trustees would have to comply with the Securities Exchange Act of 1934, as amended, and the 1940 Act and the rules and regulations thereunder.

Although the decision to take action in response to a discount from net asset value will be made by the Board of the Fund at the time it considers such issue, it is the Board’s present policy, which may be changed by the Board, not to authorize repurchases of common shares or a tender offer for such shares if (1) such transactions, if consummated, would (a) result in the delisting of the common shares from the American Stock Exchange, or (b) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund) or as a registered closed-end investment company under the 1940 Act; (2) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund’s investment objectives and policies in order to repurchase shares; or (3) there is, in the Board’s judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) general suspension of or limitation on prices for trading securities on the American Stock Exchange, (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by United States or state banks in which the Fund invests, (d) material limitation affecting the Fund or the issuers of its portfolio securities by federal or state authorities on the extension of credit by lending institutions or on the exchange of foreign currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Fund or its shareholders if shares were repurchased. The Board of Trustees of the Fund may in the future modify these conditions in light of experience.

Conversion to an open-end company would require the approval of the holders of at least two-thirds of the Fund’s common shares and MuniPreferred shares outstanding at the time, voting together as a single class, and of the holders of at least two-thirds of the Fund’s MuniPreferred shares outstanding at the time, voting as a separate class, provided however, that such separate class vote shall be a majority vote if the action in question has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or By-laws. See the Prospectus under “Certain Provisions in the Declaration of Trust” for a discussion of voting requirements applicable to conversion of the Fund to an open-end company. If the Fund converted to an open-end company, it would be required to redeem all MuniPreferred shares then outstanding, and the Fund’s common shares would no longer be listed on the American Stock Exchange. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. The Board of Trustees of the Fund may at any time propose conversion of the Fund to an open-end company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing.

The repurchase by the Fund of its shares at prices below net asset value would result in an increase in the net asset value of those shares that remain outstanding. However, there can be no assurance that share repurchases or tenders at or below net asset value would result in the Fund’s shares trading at a price equal to their net asset value. Nevertheless, the fact that the Fund’s shares may be the subject of repurchase or tender offers at net asset value from time to time, or that the Fund may be converted to an open-end company, may reduce any spread between market price and net asset value that might otherwise exist.

In addition, a purchase by the Fund of its common shares would decrease the Fund’s total assets which would likely have the effect of increasing the Fund’s expense ratio. Any purchase by the Fund of its common shares at a time when MuniPreferred shares are outstanding will increase the leverage applicable to the outstanding common shares then remaining.

Before deciding whether to take any action if the Fund’s common shares trade below net asset value, the Board of the Fund would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its shareholders and market considerations. Based on these considerations, even if the Fund’s shares should trade at a discount, the Board of Trustees may determine that, in the interest of the Fund and its shareholders, no action should be taken.

TAX MATTERS

The following is intended to be a general summary of certain US federal income tax consequences of investing, holding and disposing of common shares of the Fund. It is not intended to be a complete discussion of all such federal income tax consequences, nor does it purport to deal with all categories of investors (including investors in common shares with large positions in the Fund). Investors are advised to consult with their own tax advisors before investing in the Fund.

The Fund intends to elect to be treated, and to qualify each year, as a regulated investment company, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and to satisfy conditions which enable dividends on common shares which are attributable to interest on municipal obligations to be exempt from federal income tax in the hands of owners of such stock, subject to the possible application of the federal alternative minimum tax.

To qualify under Subchapter M of the Code as a regulated investment company, the Fund must, among other things: (a) distribute to its shareholders each year at least 90% of the sum of (i) its investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and (ii) its net tax-exempt income (the excess of its gross tax-exempt interest income over certain disallowed deductions) and (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year (i) at least 50% of the market value of the Fund’s assets is represented by cash, cash items, U.S. government securities, securities of other regulated investment companies, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the market value of the Fund’s assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses or one or more publicly traded partnerships. In meeting these requirements, the Fund may be restricted in the utilization of certain of the investment techniques described under “Investment Policies and Techniques” and “Other Investment Policies and Techniques” above. If for any taxable year the Fund did not qualify as a regulated investment company for federal income tax purposes, it would be treated as a corporation subject to federal income tax and distributions to its shareholders would not be deducted by the Fund in computing its taxable income.

In addition, in the event of a failure to qualify as a regulated investment company, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which generally would be eligible for the dividends received deduction available to corporate shareholders and the reduced rate of taxation for “qualified dividend income” available to non-corporate shareholders.

A regulated investment company that fails to distribute, by the close of each calendar year, an amount equal to the sum of 98% of its ordinary taxable income for such year and 98% of its capital gain net income for the one-year period ending October 31 in such year, plus any shortfalls from the prior years’ required distribution, is liable for a nondeductible 4% federal excise tax on the excess of the required distribution for such calendar year over the distributed amount for such calendar year. To avoid the imposition of this excise tax, the Fund generally intends to make the required distributions of its ordinary taxable income, if any, and its capital gain net income, to the extent possible, by the close of each calendar year.

As described in “Distributions” above, the Fund may retain for investment some (or all) of its net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount; (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any; and (iii) to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence.

The Fund intends to qualify to pay “exempt-interest” dividends, as defined in the Code, to its common shares by satisfying the requirement that, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consist of tax-exempt municipal bonds. Exempt-interest dividends are dividends or any part thereof (other than a capital gain dividend) paid by the Fund which are attributable to interest on municipal bonds and are so designated by the Fund. Exempt-interest dividends will be exempt from federal income tax, subject to the possible application of the federal alternative minimum tax. Insurance proceeds received by the Fund under any insurance policies in respect of scheduled interest payments on defaulted municipal bonds, as described herein, will generally be excludable from federal gross income under Section 103(a) of the Code. In the case of non-appropriation by a political subdivision, however, there can be no assurance that payments made by the issuer representing interest on such “non-appropriation” municipal lease obligations will be excludable from gross income for federal income tax purposes. See “Investment Policies and Techniques” above. Gains of the Fund that are attributable to market discount on certain municipal obligations are treated as ordinary income to the extent of accrued market discount on the bond.

A portion of the Fund’s expenditures that would otherwise be deductible may not be allowed as deductions by reason of the Fund’s investment in municipal securities (which such disallowed portion, in general, being the same percentage of the Fund’s aggregate expenses as the percentage of the Fund’s aggregate income that constitutes exempt interest income from municipal securities). A similar disallowance rule also applied to interest expense paid or incurred by the Fund, if any. Such disallowed deductions, if any, will reduce the amount that the Fund can designate as exempt-interest dividends by the disallowed amount.

The Fund’s investment in zero coupon bonds will cause it to realize income prior to the receipt of cash payments with respect to these bonds. Such income will be accrued daily by the Fund and, in order to avoid a tax payable by the Fund, the Fund may be required to liquidate securities that it might otherwise continue to hold in order to generate cash so that the Fund may make required distributions to its shareholders.

Distributions to shareholders of net investment income received by the Fund from taxable temporary investments, if any, and of net short-term capital gains realized by the Fund, if any, will be taxable to its shareholders as ordinary income. Distributions by the Fund of net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss), if any, are taxable as long-term capital gain, regardless of the length of time the shareholder has owned the shares with respect to which such distributions are made. The amount of taxable income allocable to the Fund’s shares will depend upon the amount of such income realized by the Fund, but is not generally expected to be significant. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s shares and, after that basis has been reduced to zero, will constitute capital gain to the shareholder (assuming the shares are held as a capital asset). As long as the Fund qualifies as a regulated investment company under the Code, it is not expected that any part of its distributions to shareholders from its investments will qualify for the dividends-received deduction available to corporate shareholders or as “qualified dividend income” available to noncorporate shareholders.

The Internal Revenue Service (the “IRS”) indicates that the Fund is required to designate distributions paid with respect to its Common Shares and its MuniPreferred Shares as consisting of a portion of each type of income distributed by the Fund. The portion of each type of income deemed received by the holders of each class of shares will be equal to the portion of total Fund dividends received by such class. Thus, the Fund will designate dividends paid as exempt-interest dividends in a manner that allocates such dividends between the holders of the common shares and the MuniPreferred Shares in proportion to the total dividends paid to each such class during or with respect to the taxable year, or otherwise as required by applicable law. Capital gain dividends and ordinary income dividends will similarly be allocated between the two classes.

The Code provides that interest on indebtedness incurred or continued to purchase or carry the Fund’s shares to which exempt-interest dividends are allocated is not deductible. Under rules used by the IRS for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase or ownership of shares may be considered to have been made with borrowed funds even though such funds are not directly used for the purchase or ownership of such shares.

The interest on private activity bonds in most instances is not federally tax-exempt to a person who is a “substantial user” of a facility financed by such bonds or a “related person” of such “substantial user.” As a result, the Fund may not be an appropriate investment for a shareholder who is considered either a “substantial user” or a “related person” within the meaning of the Code. In general, a “substantial user” of a facility includes a “nonexempt person who regularly uses a part of such facility in his trade or business.” “Related persons” are in general defined to include persons among whom there exists a relationship, either by family or business, which would result in a disallowance of losses in transactions among them under various provisions of the Code (or if they are members of the same controlled group of corporations under the Code), including a partnership and each of its partners (and certain members of their families), an S corporation and each of its shareholders (and certain members of their families) and various combinations of these and other relationships. The foregoing is not a complete description of all of the provisions of the Code covering the definitions of “substantial user” and “related person.”

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months and paid during the following January, will be treated as having been distributed by the Fund (and received by the shareholders) on December 31 of the year declared.

Certain of the Fund’s investment practices are subject to special provisions of the Code that, among other things, may defer the use of certain deductions or losses of the Fund, affect the holding period of securities held by the Fund, and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

The redemption, sale or exchange of common shares normally will result in capital gain or loss to holders of common shares who hold their shares as capital assets. Generally a shareholder’s gain or loss will be long-term capital gain or loss if the shares have been held for more than one year even though the increase in value in such common shares is attributable to tax-exempt interest income. Present law taxes both long-term and short-term capital gains of corporations at the same rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently taxed at a maximum rate of 15%, while short-term capital gains and other ordinary income are currently taxed at ordinary income rates. Absent further legislation, the maximum rates applicable to long-term capital gains will cease to apply to taxable years beginning after December 31, 2010. Any loss on the sale of common shares that have been held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received with respect to such common shares. If a shareholder sells or otherwise disposes of common shares before holding them for six months, any loss on the sale or disposition will be treated as a long-term capital loss to the extent of any capital gain dividends received by the common shareholder. Any loss realized on a sale or exchange of shares of the Fund will be disallowed to the extent those shares of the Fund are replaced by other substantially identical shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the original shares. In that event, the basis of the replacement shares of the Fund will be adjusted to reflect the disallowed loss.

Federal income tax law imposes an alternative minimum tax with respect to corporations, individuals, trusts and estates. Interest on certain municipal obligations, such as bonds issued to make loans for housing purposes or to private entities (but not to certain tax-exempt organizations such as universities and non-profit hospitals) is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from municipal obligations subject to the federal alternative minimum tax, a portion of the dividends paid by the Fund, although otherwise exempt from federal income tax, will be taxable to its shareholders to the extent that their tax liability is determined under the federal alternative minimum tax. The Fund will annually provide a report indicating the percentage of the Fund’s income attributable to municipal obligations subject to the federal alternative minimum tax. In addition, for certain corporations, federal alternative minimum taxable income is increased by 75% of the difference between an alternative measure of income (“adjusted current earnings”) and the amount otherwise determined to be the alternative minimum taxable income. Interest on all municipal obligations, and therefore all distributions by the Fund that would otherwise be tax-exempt, is included in calculating a corporation’s adjusted current earnings. Certain small corporations are not subject to the federal alternative minimum tax.

Tax-exempt income, including exempt-interest dividends paid by the Fund, is taken into account in calculating the amount of social security and railroad retirement benefits that may be subject to federal income tax.

The Fund is required in certain circumstances to withhold a portion of taxable dividends and certain other payments paid to certain holders of the Fund’s shares who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to a shareholder may be refunded or credited against such shareholder’s federal income tax liability, provided the required information is furnished to the IRS.

The Code provides that every shareholder required to file a tax return must include for information purposes on such return the amount of tax-exempt interest received during the taxable year, including any exempt-interest dividends received from the Fund.

STATE AND LOCAL TAX MATTERS

The exemption from U.S. federal income tax for exempt-interest dividends generally does not result in exemption for such dividends under the income or other tax laws of any state or local taxing authority. In some states, however, the portion of any exempt-interest dividends that are derived from interest received by the Fund on its holdings of that state’s securities and its political subdivisions and instrumentalities is exempt from the state’s income tax. The Fund will report annually to its shareholders the percentage of interest income earned by the Fund during the preceding year on tax-exempt obligations indicating, on a state-by-state basis, the source of such income. Shareholders of the Fund are advised to consult with their own tax advisors about state and local tax matters.

The foregoing is a general summary of certain provisions of the Code and regulations thereunder presently in effect as they directly govern the federal income taxation of the Fund and its shareholders. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive. Moreover, the foregoing does not address many of the factors that may be determinative of whether an investor will be liable for the alternative minimum tax. Shareholders are advised to consult their own tax advisors for more detailed information concerning the federal, foreign, state and local tax consequences of purchasing, holding and disposing of Fund shares.

FINANCIAL STATEMENTS

The Financial Statements and the independent registered public accounting firms reports thereon, appearing in the Fund’s annual shareholder report for the period ended October 31, 2007, are incorporated herein by reference in this Statement of Additional Information. The Fund’s annual and semi-annual shareholder reports may be obtained without charge by calling (800) 257-8787.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, One Federal Street, Boston, Massachusetts 02110. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is also State Street (the “Transfer Agent”). The Transfer Agent is located at 250 Royall Street, Canton, Massachusetts 02021.

LEGAL OPINION

Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Morgan, Lewis & Bockius LLP, Washington, DC.

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares of the Fund offered hereby, has been filed by the Fund with the SEC, Washington, D.C. The Fund’s Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

APPENDIX A

Ratings of Investments

Standard & Poor’s Corporation—A brief description of the applicable Standard & Poor’s Corporation, a division of The McGraw-Hill Companies (“Standard & Poor’s” or “S&P”), rating symbols and their meanings (as published by S&P) follows:

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper.

Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

Issue credit ratings are based in varying degrees, on the following considerations:

1. Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2. Nature of and provisions of the obligation; and

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA

An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA

An obligation rated ‘AA’ differs from the highest-rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, And C

Obligations rated ‘BB’, ‘B’, ‘CCC, ‘CC, and ‘C are regarded as having significant speculative characteristics. ‘BB’ indicates die least degree of speculation and ‘C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated ‘CCC is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated ‘CC is currently highly vulnerable to nonpayment.

C

A Subordinated debt or preferred stock obligation rated ‘C is CURRENTLY HIGHLY VULNERABLE to nonpayment. The ‘C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued. A ‘C also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-). The ratings from ‘AA’ to ‘CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r

This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R.

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

A-l

A short-term obligation rated ‘A-l’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated ‘B’ is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

C

A short-term obligation rated ‘C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Municipal Bonds

Aaa

Bonds that are rated ‘Aaa’ are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds mat are rated ‘Aa’ are judged to be of high quality by all standards. Together with the ‘Aaa’ group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in ‘Aaa’ securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present mat make the long-term risks appear somewhat larger than in ‘Aaa’ securities.

A

Bonds that are rated ‘A’ possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa

Bonds that are rated ‘Baa’ are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds that are rated ‘Ba’ are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds that are rated ‘B’ generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds that are rated ‘Caa’ are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds that are rated ‘Ca’ represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds that are rated ‘C’ are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor Prospects of ever attaining any real investment standing.

#(hatchmark): Represents issues that are secured by escrowed funds held in cash, held in trust, invested and reinvested in direct, non-callable, non-prepayable United States government obligations or non-callable, non-prepayable obligations unconditionally guaranteed by the U.S. Government, Resolution Funding Corporation debt obligations.

Con. (...): Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. The parenthetical rating denotes probable credit stature upon completion of construction or elimination of the basis of the condition.

(P): When applied to forward delivery bonds, indicates the rating is provisional pending delivery of the bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

Note: Moody’s applies numerical modifiers 1,2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates mat the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Short-Term Loans

MIG 1/VMIG 1

This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2

This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3/VMIG 3

This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG

This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Commercial Paper

Issuers (or supporting institutions) rated Prime-1 have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will normally be evidenced by the following characteristics:

•	Leading market positions in well-established industries.

•	High rates of return on funds employed.

•	Conservative capitalization structures with moderate reliance on debt and ample asset protection.

•	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

•	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers (or supporting institutions) rated Prime-2 have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-2 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings—A brief description of the applicable Fitch Ratings (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA

Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very high credit quality. ‘AA’ ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A

High credit quality. ‘A’ ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB

Good credit quality. ‘BBB’ ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB

Speculative. ‘BB’ ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B

Highly speculative. ‘B’ ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A ‘CC rating indicates that default of some kind appears probable. ‘C’ ratings signal imminent default.

DDD, DD, and D Default

The ratings of obligations in this category are based on their Prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. ‘DDD’ obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest ‘DD’ indicates potential recoveries in the range of 50%-90%, and ‘D’ the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated ‘DDD’ have the highest Prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated ‘DD’ and ‘D’ are generally undergoing a formal reorganization or liquidation process; those rated ‘DD’ are likely to satisfy a higher portion of their outstanding obligations, while entities rated ‘D’ have a poor Prospect for repaying all obligations.

Short-Term Credit Ratings

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

Fl

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2

Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3

Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade. B Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

B

Speculative Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D

Default. Denotes actual or imminent payment default.

Notes to Long-term and Short-term ratings:

“+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-term rating category, to categories below ‘CCC, or to Short-term ratings other than ‘FT.

‘NR’ indicates that Fitch Ratings does not rate the issuer or issue in question.

‘Withdrawn’: A rating is withdrawn when Fitch Ratings deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

A Rating Outlook indicates the direction a rating is likely to move over a one to two year period. Outlooks may be positive, stable, or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are ‘stable’ could be downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch Ratings may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

APPENDIX B

DERIVATIVE STRATEGIES AND RISKS

Set forth below is additional information regarding the various techniques involving the use of derivatives.

FINANCIAL FUTURES

A financial future is an agreement between two parties to buy and sell a security for a set price on a future date. They have been designed by boards of trade which have been designated “contracts markets” by the Commodity Futures Trading Commission (“CFTC”).

The purchase of financial futures is for the purpose of hedging the Fund’s existing or anticipated holdings of long-term debt securities. For example, if the Fund desires to increase its exposure to long-term bonds and has identified long-term bonds it wishes to purchase at a future time, but expects market interest rates to decline (thereby causing the value of those bonds to increase), it might purchase financial futures. If interest rates did decrease, the value of those to-be-purchased long-term bonds would increase, but the value of the Fund’s financial futures would be expected to increase at approximately the same rate, thereby helping maintain the Fund’s purchasing power. When the Fund purchases a financial future, it deposits in cash or securities an “initial margin”, typically equal to an amount between 1% and 5% of the contract amount. Thereafter, the Fund’s account is either credited or debited on a daily basis in correlation with the fluctuation in price of the underlying future or other requirements imposed by the exchange in order to maintain an orderly market. The Fund must make additional payments to cover debits to its account and has the right to withdraw credits in excess of the liquidity, the Fund may close out its position at any time prior to expiration of the financial future by taking an opposite position. At closing a final determination of debits and credits is made, additional cash is paid by or to the Fund to settle the final determination and the Fund realizes a loss or gain depending on whether on a net basis it made or received such payments.

The sale of financial futures is for the purpose of hedging the Fund’s existing or anticipated holdings of long-term debt securities. For example, if the Fund owns long-term bonds and market interest rates were expected to increase (causing those bonds’ values to decline), it might sell financial futures. If interest rates did increase, the value of long-term bonds in the Fund’s portfolio would decline, but the value of the Fund’s financial futures would be expected to increase at approximately the same rate thereby keeping the net asset value of the Fund from declining as much as it otherwise would have.

Among the risks associated with the use of financial futures by the Fund as a hedging or anticipatory device, perhaps the most significant is the imperfect correlation between movements in the price of the financial futures and movements in the price of the debt securities which are the subject of the hedge.

Thus, if the price of the financial future moves less or more than the price of the securities which are the subject of the hedge, the hedge will not be fully effective. To compensate for this imperfect correlation, the Fund may enter into financial futures in a greater dollar amount than the dollar amount of the securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the financial futures. Conversely, the Fund may enter into fewer financial futures if the historical volatility of the price of the securities being hedged is less than the historical volatility of the financial futures.

The market prices of financial futures may also be affected by factors other than interest rates. One of these factors is the possibility that rapid changes in the volume of closing transactions, whether due to volatile markets or movements by speculators, would temporarily distort the normal relationship between the markets in the financial future and the chosen debt securities. In these circumstances as well as in periods of rapid and large price movements. The Fund might find it difficult or impossible to close out a particular transaction.

OPTIONS ON FINANCIAL FUTURES

The Fund may also purchase put or call options on financial futures which are traded on a U.S. Exchange or board of trade and enter into closing transactions with respect to such options to terminate an existing position. The purchase of put options on financial futures is analogous to the purchase of put options by the Fund on its portfolio securities to hedge against the risk of rising interest rates. As with options on debt securities, the holder of an option may terminate his position by selling an option of the Fund. There is no guarantee that such closing transactions can be effected.

INDEX CONTRACTS

INDEX FUTURES

A tax-exempt bond index which assigns relative values to the tax-exempt bonds included in the index is traded on the Chicago Board of Trade. The index fluctuates with changes in the market values of all tax-exempt bonds included rather than a single bond. An index future is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash-rather than any security-equal to a specified dollar amount times the difference between the index value at the close of the last trading day of the contract and the price at which the index future was originally written. Thus, an index future is similar to traditional financial futures except that settlement is made in cash.

INDEX OPTIONS

The Fund may also purchase put or call options on U.S. Government or tax- exempt bond index futures and enter into closing transactions with respect to such options to terminate an existing position. Options on index futures are similar to options on debt instruments except that an option on an index future gives the purchaser the right, in return for the premium paid, to assume a position in an index contract rather than an underlying security at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance of the writer’s futures margin account which represents the amount by which the market price of the index futures contract, at exercise, is less than the exercise price of the option on the index future.

Bond index futures and options transactions would be subject to risks similar to transactions in financial futures and options thereon as described above.

SWAP AGREEMENTS

Swap agreements are two-party contracts entered into primarily by institutional investors, typically for periods ranging from a few weeks to several years. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or swapped between the parties are calculated with respect to a notional amount (the amount or value of the underlying asset used in computing the particular interest rate, return, or other amount to be exchanged) of a particular security, or in a basket of securities representing a particular index. Swap agreements may include, by way of example, (i) interest rate swaps, in which one party exchanges a commitment to pay a floating, shorter-term interest rate (typically by reference to the rate of a specific security or index) for the other party’s commitment to pay a fixed, longer-term interest rate (either as specifically agreed, or by reference to a specified security or index); (ii) interest rate caps, in which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate or cap; (iii) interest rate floors, in which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level or floor; (iv) interest rate collars, in which a party sells a cap and purchases a floor, or vice versa, in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels or collar amounts; (v) total return swaps, in which one party commits to pay the total return of an underlying security or asset in return for receiving from the other party a specified return or the return of another instrument (typically a floating short-term interest rate), and (vi) credit default swap, in which the buyer pays a periodic fee in return for a contingent payment by the seller upon a credit event (such as a default) happening with respect to a specified instrument, typically in an amount equivalent to the loss incurred on a specific investment in that security due to the credit event.

A Fund may enter into such swap agreements for any purpose consistent with the Fund’s investment objective, such as for the purpose of attempting to obtain, enhance, or preserve a particular desired return or spread at a lower cost to the Fund than if the Fund had invested directly in an instrument that yielded that desired return or spread. The Fund also may enter into swaps in order to protect against an increase in the price of securities that the Fund anticipates purchasing at a later date.

Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend, in part, on the ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments and the changes in the future values, indices, or rates covered by the swap agreement. Swap agreements may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The Fund will enter swap agreements only with counterparties that the Adviser reasonably believes are capable of performing under the swap agreements. If there is a default by the other party to such a transaction, the Fund will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction. Certain restrictions imposed on the Fund by the Internal Revenue Code of 1986 may limit the Fund’s ability to use swap agreements. The swap market is largely unregulated.

Nuveen Municipal High Income Opportunity Fund

STATEMENT OF ADDITIONAL INFORMATION

February 29, 2008

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits.

1.	Contained in Part A:

Financial Highlights for the years ended October 31, 2007, 2006, 2005 and 2004.

Contained in Part B:

Financial Statements are incorporated in Part B by reference to Registrant’s October 31, 2007 annual shareholder report (audited).

2.	Exhibits:

(a)(1)	Declaration of Trust of Nuveen Municipal High Income Opportunity Fund (the “Fund” or the “Registrant”) dated October 8, 2003 is incorporated herein by reference to Exhibit (a) to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0001193125-03-063602 on October 17, 2003.

(a)(2)	S&P Guidelines and Moody’s Guidelines (Municipal Auction Rate Cumulative Preferred Shares (“Preferred Shares”) are incorporated herein by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-111630) as filed with the SEC via EDGAR Accession No. 0000950134-04-000400 on January 15, 2004.

(b)	Registrant’s By-Laws (Amended and Restated as of February 20, 2006) are incorporated herein by reference to Exhibit (b) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) as filed with the SEC via EDGAR Accession No. 0001193125-07-088942 on April 24, 2007.

(c)	None.

(d)	Form of Share Certificate (Preferred Shares) is incorporated herein by reference to Exhibit (d) to the Registrant’s Registration Statement on Form N-2 (File No. 333-111630) as filed with the SEC via EDGAR Accession No. 0000950134-04-000400 on January 15, 2004.

(e)	Terms and Conditions of the Dividend Reinvestment Plan are incorporated herein by reference to Exhibit (e) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) as filed with the SEC via EDGAR Accession No. 0001193125-03-073615 on November 6, 2003.

(f)	None.

(g)(1)	Investment Management Agreement between the Registrant and Nuveen Asset Management is filed herewith.

(g)(2)	Expense Reimbursement Agreement between the Registrant and Nuveen Advisory Corp. (now, Nuveen Asset Management) dated November 3, 2003 is incorporated herein by reference to

1

Exhibit (k)(2) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) as filed with the SEC via EDGAR Accession No. 0001193125-03-083423 on November 18, 2003.

(h)(1)	Form of Distribution Agreement (Common Shares) is incorporated herein by reference to exhibit (h)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) as filed with the SEC via EDGAR Accession No. 0001193125-07-204552 on September 20, 2007.

(h)(2)	Form of Selected Dealer Agreement (Common Shares) is incorporated herein by reference to exhibit (h)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) as filed with the SEC via EDGAR Accession No. 0001193125-07-204552 on September 20, 2007.

(h)(3)	Form of Underwriting Agreement (Preferred Shares) is incorporated herein by reference to exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-11630) as filed with the SEC via EDGAR Accession No. 0000950134-04-000400 on January 15, 2004.

(h)(4)	Form of Dealer Agreement (Preferred Shares) is incorporated herein by reference to exhibit (h)(2) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-11630) as filed with the SEC via EDGAR Accession No. 0000950134-04-000400 on January 15, 2004.

(i)	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees is incorporated herein by reference to Exhibit (i) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) as filed with the SEC via EDGAR Accession No. 0001193125-03-073615 on November 6, 2003.

(j)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated August 19, 2002 is incorporated herein by reference to Exhibit (j) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) as filed with the SEC via EDGAR Accession No. 0001193125-03-083423 on November 18, 2003.

(k)(1)	Shareholder Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated October 7, 2002 is incorporated herein by reference to Exhibit (k)(1) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) as filed with the SEC via EDGAR Accession No. 0001193125-03-083423 on November 18, 2003.

(k)(2)	Form of Nuveen Auction Agency Agreement dated November 1, 1993 (Preferred Shares) is incorporated herein by reference to Exhibit (k)(3) to Registrant’s Registration Statement on Form N-2 (File No. 333-111630) as filed with the SEC via EDGAR Accession No. 0000950134-04-000400 on January 15, 2004.

(k)(3)	Form of DTC Letter of Representations (Preferred Shares) is incorporated herein by reference to Exhibit (k)(5) to Registrant’s Registration Statement on Form N-2 (File No. 333-111630) as filed with the SEC via EDGAR Accession No. 0000950134-04-000400 on January 15, 2004.

(l)

Opinion and consent of counsel, Morgan, Lewis & Bockius LLP, is incorporated herein by reference to exhibit (l) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) as filed with the SEC via EDGAR Accession No. 0001193125-07-088942 on April 24, 2007.

(m)	None.

(n)(1)	Consent of Ernst & Young LLP is filed herewith.

(n)(2)	Consent of Morgan, Lewis & Bockius LLP is filed herewith.

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(o)	None.

(p)	Subscription Agreement of Nuveen Advisory Corp. (now, Nuveen Asset Management) dated November 3, 2003 is incorporated herein by reference to Exhibit (p) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (File No. 333-109801) as filed with the SEC via EDGAR Accession No. 0001193125-03-083423 on November 18, 2003.

(q)	None.

(r)	Nuveen Investments (Including Certain Subsidiaries of Nuveen Investments, Inc.), Nuveen Defined Portfolios, Nuveen Closed-End Funds and Nuveen Open-End Funds Code of Ethics and Reporting Requirements dated February 1, 2005 as Amended and Restated through February 25, 2007 are incorporated herein by reference to exhibit (r) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017 as filed with the SEC via EDGAR Accession No. 0001193125-07-204552 on September 20, 2007.

(s)	Powers of Attorney authorizing Larry W. Martin, Kevin J. McCarthy, Gifford R. Zimmerman and Eric F. Fess to execute this Registration Statement, and Amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed, are incorporated herein by reference to exhibit (s) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) as filed with the SEC via EDGAR Accession No. 0001193125-07-204552 on September 20, 2007.

Item 26:	Marketing Arrangements.

See relevant Sections of the Forms of Sales Agency Agreements filed as Exhibits (h)(1) and (h)(2) to the Registration Statement.

See the relevant Sections of the Forms of Dealer Agreements filed as Exhibits (h)(3) and (h)(4) to the Registration Statement.

Item 27:	Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$10,000
Legal Fees	25,000
Accounting Fees	5,000
Miscellaneous Fees	2,000

Total	$42,000

Item 28:	Persons Controlled by or under Common Control with Registrant.

Not applicable.

Item 29:	Number of Holders of Securities.

At January 31, 2008:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	11,953
Preferred Shares, $0.01 par value	678

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Item 30:	Indemnification.

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a)	against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which die proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b)	with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c)	in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

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(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by Investment Trust Directors and Officers and Errors and Omission policies in the aggregate amount of $50,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $500,000 deductible, which does not apply to individual trustees or officers.

Section 8 of the Form of Underwriting Agreement to be filed as Exhibit h.l to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser.

Nuveen Asset Management (“NAM”) serves as investment adviser to separately managed accounts, closed-end management investment companies and to the following open-end management type investment companies: Nuveen Multistate Trust I, Nuveen Multistate Trust II, Nuveen Multistate Trust III, Nuveen Multistate Trust IV, Nuveen Municipal Trust, Nuveen Managed Accounts Portfolios Trust, Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III and Nuveen Investment Trust V.

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NAM has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser who serve as officers or Trustees of the Registrant has engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under “Management of the Fund” in Part B of this Registration Statement. Such information for the remaining senior officers of NAM appears below:

Name and Position with NAM	Other Business Profession, Vocation or Employment During Past Two Years
John P. Amboian, Chief Executive Officer, President and Director	Chief Executive Officer, President and Director of Nuveen Investments, Inc., Nuveen Investments, LLC, Rittenhouse Asset Management, Inc., Nuveen Investments Advisors Inc., and Nuveen Investments Holdings, Inc.

Stuart J. Cohen, Vice President, Assistant Secretary and Assistant General Counsel	Vice President, Assistant Secretary and Assistant General Counsel of Nuveen Investments, LLC, Nuveen Investments Holdings, Inc., NWQ Holdings, LLC, Nuveen Investments Institutional Services Group LLC, and Rittenhouse Asset Management, Inc.; Vice President of Nuveen Investments Advisers Inc.; Assistant Secretary of Tradewinds Global Investors, LLC, Santa Barbara Asset Management, LLC and Symphony Asset Management, LLC.

Sherri A. Hlavacek, Vice President and Corporate Controller	Vice President and Corporate Controller of Nuveen Investments, Inc., Nuveen Investments, LLC, Nuveen Investments Holdings, Inc., Nuveen Investments Advisers Inc. and Rittenhouse Asset Management, Inc.; Vice President of NWQ Holdings, LLC and Nuveen Investments Institutional Services Group LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer	Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Investments, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Institutional Services Group LLC and Rittenhouse Asset Management, Inc.; Chief Compliance Officer of Symphony Asset Management, LLC, NWQ Investment Management Company LLC, Santa Barbara Asset Management, LLC and HydePark Investment Strategies, LLC.

John L. MacCarthy, Senior Vice President, General Counsel and Secretary	Senior Vice President, Secretary and General Counsel (since 2006) of Nuveen Investments, Inc., Nuveen Investment, LLC, Rittenhouse Asset Management, Inc. and Nuveen Investments Holdings, Inc.; Senior Vice President and Secretary (since 2006) of Nuveen Investments Advisers Inc.,

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NWQ Holdings, LLC, Nuveen Investments Institutional Services Group LLC and (since 2007) of Nuveen HydePark Group, LLC; Assistant Secretary (since 2006) of NWQ Investment Management Company, LLC and Tradewinds Global Investors, LLC; Secretary of Symphony Asset Management, LLC and Santa Barbara Asset Management, LLC; formerly, Partner at law firm of Winston & Strawn LLP.

Glenn R. Richter, Executive Vice President	Executive Vice President and Chief Administrative Officer of Nuveen Investments, Inc. (since 2006); Executive Vice President of Nuveen Investments, LLC; Executive Vice President of Nuveen Investments Holdings, Inc.; Chief Administrative Officer of NWQ Holdings, LLC; formerly, Executive Vice President and Chief Financial Officer of RR Donnelley & Sons (2004-2005).

Item 32:	Location of Accounts and Records.

Nuveen Asset Management, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Asset Management.

Item 33:	Management Services.

Not applicable.

Item 34:	Undertakings.

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

a.	For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

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b.	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 27th day of February, 2008.

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

/s/ Kevin J. McCarthy
Kevin J. McCarthy , Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Stephen D. Foy Stephen D. Foy	Vice President and Controller (principal financial and accounting officer)	February 27, 2008

/s/ Gifford R. Zimmerman Gifford R. Zimmerman	Chief Administrative Officer (principal executive officer)

Timothy R. Schwertfeger*	Chairman of the Board and Trustee

Robert P. Bremner*	Trustee

Jack B. Evans*	Trustee

William C. Hunter*	Trustee

David J. Kundert*	Trustee

William J. Schneider*	Trustee

Judith M. Stockdale*	Trustee

Carole E. Stone*	Trustee

By*:	/s/ Kevin J. McCarthy
Kevin J. McCarthy, Attorney-in-Fact
February 27, 2008

*	The original powers of attorney authorizing Kevin J. McCarthy, among others, to execute this Registration Statement, and Amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and are incorporated by reference to exhibit (s) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-140017) as filed with the SEC via EDGAR Accession No. 0001193125-07-204552 on September 20, 2007.

EXHIBIT INDEX

NAME	EXHIBIT

Investment Management Agreement	(g)(1)

Consent of Ernst & Young LLP	(n)(1)

Consent of Morgan, Lewis & Bockius LLP	(n)(2)